119

04046167

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTN Group Limited

*CURRENT ADDRESS 3 Alice Lane
Sandown Ext. 38
Sandton 2146
South Africa

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5792 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: [illegible]

DAT : 11/16/04



MTN Group Limited

(formerly M-Cell Limited)

[illegible] Report [illegible]

CONTENTS

INTRODUCTION TO MTN

STAKEHOLDER ENGAGEMENT

PEFORMANCE REVIEW

OPEATIONAL REVIEW

PERFORMANCE TABLES



This report contains certain forward-looking statements (which are neither reported financial results nor historical information), and relate to matters such as future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such forward-looking statements as they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).
Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.
Whilst all reasonable care has been taken to ensure that all the information and statistics contained in this report are accurate, no responsibility can be accepted for any mistakes, errors or omissions or for any actions taken in reliance thereon. Opinions expressed herein represent those of MTN Group at the time of publication.



WE AIM TO BE THE LEADING PROVIDER OF COMMUNICATION SERVICES IN AFRICA AND ARE COMMITTED TO CONTRIBUTING TO THE ECONOMIC, SOCIAL AND ENVIRONMENTAL SUSTAINABILITY OF THE COMMUNITIES IN WHICH WE OPERATE

About MTN's 2003 Sustainability Report

This report describes the economic, environmental and social performance of the MTN Group for the financial year ended 31 March 2003. It follows a 2002 position paper on sustainable development, and for the first time includes detailed quantitative data on the Group's sustainability performance. A summary of key quantitative data is presented in the performance tables commencing on page 82.

A key feature of this report is the process of dialogue entered into with different stakeholder groups across the range of the Group's activities and throughout all the regions in which we provide cellular telephony. In addition to responding to the issues identified by our stakeholders the report has also been guided by the criteria contained in the GRI Sustainability Reporting Guidelines and the King II Code of Practice on Corporate Governance. While the focus of this report is on our cellular operation, the Group has investments in the satellite signal distribution industry through Orbicom, as well as Internet services through MTN Network Solutions. Some aspects of these operations are included under MTN South Africa.

For the MTN Group's operations, values are in South African rand ("R"), the currency in which the majority of the Group's transactions are denominated. Details on the average exchange rates used for the reporting period are provided in the Business Report (available at www.mtngroup.com).

Comment and feedback

We strongly encourage you to give feedback on this report, as well as on the process adopted in developing it. For further information or to comment on the report, please send an e-mail to: sustainability@mtn.co.za

Trading as MTN

On Monday 14 October 2002, the statutory name of the holding company changed from M-Cell Limited to MTN Group Limited. The motivation for changing the name include, amongst others, to leverage the strong MTN brand across Africa; create a uniform brand identity; and provide a platform to develop a more cohesive future strategy for the company.

MTN GROUP VISION AND VALUES

VISION

"TO BE THE LEADING PROVIDER OF COMMUNICATION SERVICES IN AFRICA"

VALUES

To realise our vision, the Group subscribes to six values that form the foundation of our business principles and conduct which guide us in our interaction with stakeholders throughout the continent and abroad:

Innovation
Doing new things and doing the same things differently

Simplicity
Suppressing the irrelevant so that the relevant can shine through

Integrity
Doing what we said we would do and not what we said we were not going to do

Can-do
"Cannot" is not part of our vocabulary unless it is humanly impossible

Friendly
Treating others as we would like to be treated ourselves

Teamwork
Using our hearts and minds together, in order to release our full potential and creativity

MESSAGE FROM THE CHAIRMAN



CYRIL RAMAPHOSA
MTN GROUP CHAIRMAN

> *"We believe in the African Renaissance and see telecommunications as a key element in the development of the African continent. By implementing the latest technology, Africa can leap-frog into the new age and take up its rightful place in the world. The MTN Group is a proudly African company."*

It is my pleasure to present the MTN Group's first comprehensive Sustainability Report.

Last year we published a position paper – *Embracing the Future: The MTN Journey to Sustainability* – in which we gave a broad overview of our activities and strategic priorities relating to sustainability. In this report, we present a more comprehensive review of our activities, providing quantitative and qualitative data on the Group's economic, social and environmental performance for the year ended 31 March 2003.

This report forms an important element of our commitment to sustainable development and accords with local and international expectations regarding corporate governance and reporting practices.

As a telecommunications company rooted in Africa, we have unique opportunities – as well as particular responsibilities – for promoting sustainable development. The provision of information and communication technologies forms a critical component of the socio-economic development of the African continent and has been identified as one of the six sector priorities of the NEPAD initiative.

The MTN Group is strongly committed to NEPAD's vision of an African Renaissance and I believe that we are making an important contribution towards the achievement of this vision by providing accessible communication services. But our responsibilities extend beyond simply providing this service. If we are to be true to our commitment to Africa, then we need to invest in a manner that takes into account the expectations of our stakeholders and contributes appropriately to the social, economic and environmental sustainability of the communities we serve.





I hope that this report – which was developed through a process of stakeholder dialogue – will demonstrate that we are sincere in this commitment. While the report highlights some of our significant achievements, it also acknowledges some of our current shortcomings. I am confident that we will address these shortcomings in a focused manner and I look forward to reporting in future on how we have done so.

Your comments on this report, as well as on our sustainability performance more generally, are important to us. I encourage you to share your views on this report with us.

Cyril Ramaphosa
Chairman

MESSAGE FROM THE GROUP CHIEF EXECUTIVE OFFICER



PHUTHUMA NHLEKO
GROUP CHIEF EXECUTIVE OFFICER

> *"In many respects sustainability reporting – and indeed sustainable development itself – may be seen as a journey rather than a destination. I believe that this report forms a critical step in this journey."*

The MTN Group's pleasing results were achieved against the backdrop of an uncertain and highly volatile global trading environment. Adjusted headline earnings per share increased by 97%, while revenue increased by 56%. During the financial year we made significant progress in diversifying our sources of income, with 38% of Group adjusted headline earnings being derived from our operations outside South Africa.

Notwithstanding this performance, it is important to acknowledge that a company's financial performance is only one aspect of its performance. During the year, we witnessed the publication of the second King Report on Corporate Governance, as well as the Global Reporting Initiative's 2002 Sustainability Reporting Guidelines. This was also the year in which the world's political leaders gathered here in Johannesburg at the World Summit on Sustainable Development (WSSD) and more recently, the world's business leaders gathered in Davos, Switzerland, under the theme of "Building Trust". Sustainable development is increasingly featured on boardroom agendas and the MTN Group is no exception.

It is within this context that the MTN Group is publishing its first comprehensive Sustainability Report. This report will make a critical input into the development of our Group strategy aimed at integrating sustainability throughout our operations.

In developing this report, we took the important step of asking our stakeholders – in each of the countries in which we provide cellular telephony – what they thought the Group's role should be in promoting sustainable development. We also asked them what they would like us to report on. The report has also drawn on the criteria contained in the Global Reporting Initiative's 2002 Guidelines, the King Code of Practice on Corporate Governance and the draft FTSE/JSE SRI Index.

The process of compiling this report has been an extremely valuable exercise for us. In a number of instances we were pleased to see that the issues raised are those where we are already making an active and positive contribution. We were heartened, for example, by the favourable feedback received from a number of stakeholders regarding the promotion of socio-economic development





in the countries in which we operate. We outline some of these activities in this report, as well as review the important progress made in addressing issues such as employment equity, HIV/AIDS and economic empowerment.

In other areas, however, we have faced challenges and it is apparent that we have some significant work ahead of us if we are to excel in reporting to our stakeholders. These challenges include, most notably:

- More systematic monitoring of sustainability performance throughout the Group, preferably against a clearly defined set of objectives and targets;
- Clarifying the lines of responsibility up to Board level for environmental, health and safety performance;
- Working more closely with cell-phone manufacturers on product stewardship issues; and
- Continuing the process of stakeholder dialogue and ensuring that all issues raised in this process are adequately responded to.

We have set ourselves some specific targets aimed at addressing these and other issues. We will be reporting on progress against these targets in future reports.

Sustainability reporting – and indeed sustainable development itself – may be seen as a journey rather than a destination. I believe that this report forms a critical step in this journey. May I join our Chairman in urging you to send us your comments on this report and your thoughts on how we may improve our sustainability performance.

I look forward to hearing from you.

Phuthuma Nhleko

Group Chief Executive Officer

GLOSSARY OF TERMS AND ACRONYMS

Group companies
M-Cell: M-Cell Limited

MTN, MTN Group or **the Group**: MTN Group Limited – formerly known as M-Cell Limited

MTN Holdings: Mobile Telephone Networks Holdings (Proprietary) Limited

The following companies are jointly referred to as ***MTN South Africa***

MTN Network Operator: Mobile Telephone Networks (Proprietary) Limited

MTN Service Provider: MTN Service Provider (Proprietary) Limited – formerly known as M-Tel (Proprietary) Limited

i-Talk: i-Talk (Proprietary) Limited

Leaf: Leaf Wireless (Proprietary) Limited

e-Bucks: New Bucks Holdings (Proprietary) Limited

The following companies are jointly referred to as **MTN International**

MTN International: MTN International (Proprietary) Limited – formerly Mobile Telephone Networks Africa (Proprietary) Limited

MTN Mauritius: MTN International (Mauritius) Limited – formerly Mobile Telephone Networks International Limited

MTN Nigeria: MTN Nigeria Communications Limited

MTN Cameroon: Mobile Telephone Networks Cameroon Limited

MTN Uganda: MTN Uganda Limited

MTN Rwanda: Rwandacell S.A.R.L

MTN Swaziland: Swazi MTN Limited

The following companies are jointly referred to as **Strategic Investments**

MTN Network Solutions: MTN Network Solutions (Proprietary) Limited – formerly known as Citec (Proprietary) Limited

Orbicom: Orbicom (Proprietary) Limited

AIDS: Acquired Immune Deficiency Syndrome
ARPU: Average revenue per user

BEE: Black Economic Empowerment
BSC: Base Station Controller
BTS: Base Transreceiver Station

Capable subscribers: subscribers who have been active within a three-month period
Capex: Capital expenditure

EBITDA: Earnings before interest, taxation, depreciation and amortisation
EE: Employment Equity
EMS: Environmental Management System
EIAs: Environmental Impact Assessments

GPRS: General Packet Radio Service
GRI™: The Global Reporting Initiative was established in 1997, with the mission of designing globally applicable guidelines for preparing enterprise-level sustainability reports.
GSM: Global System for Mobile Communication

HEPS: Headline earnings per share
HIV: Human Immunodeficiency Virus
HSCSD: High Speed Circuit Switched Data

ICASA: Independent Communications Authority of South Africa
ICT: Information Communication Technologies
ISO: International Organisation for Standardisation
IT: Information Technology

King II: King Committee Report on Corporate Governance 2002

MOU: Minutes of use

NEPAD: New Economic Partnership for Africa's Development
NGO: Non-governmental organisation.

PAT: Profit after tax
PDA: Personal Digital Assistant

RF: Radio-frequency
RIVR: Remote Interactive Voice Response

SMS: Short Message Service

Telkom: Telkom SA Limited
TWIST: Two-Way Instant Short Text

VAS: Value Added Services

WAP: Wireless Application Protocol
WSSD: World Summit on Sustainable Development, Johannesburg 2002

SUSTAINABLE DEVELOPMENT AND STAKEHOLDER DIALOGUE

- We aim to be the leading provider of communication services in Africa and are committed to contribute to the economic, social and environmental sustainability of the communities in which we operate.
- An important part of our commitment to sustainable development is the process of entering into dialogue with our stakeholders. In producing this report we engaged with representatives of all our key stakeholder groups throughout all the regions in which we operate. A description of the issues raised during this process is provided at the end of each performance review section.
- Following this dialogue with stakeholders, we have identified the need to ensure a more systematic approach to sustainable development throughout the MTN Group, based on measuring and monitoring our performance against an agreed set of indicators.

CORPORATE GOVERNANCE

- We fully endorse the King Code of Practice on Corporate Governance (King II) and are committed to complying in all material respects with the sentiments and provisions contained in this Code.
- The MTN Group has a unitary board with a non-executive Director as Chairman. The roles of Chairman and CEO are separate with duties being segregated.
- A Risk Management and Corporate Governance Committee has been established to integrate risk management practices throughout the Group. While we are satisfied that an adequate risk management process is in place, we recognise that there are opportunities for further consolidating our monitoring and reporting practices relating to health, safety and environmental risks.
- A Group Audit Committee has been established to oversee compliance with corporate governance practices and specific disclosures in the annual financial statements. The committee is also responsible for the review of major audit recommendations and the approval of interim and annual results.
- During the reporting period, a Draft Code of Ethics was developed and submitted to the Board for approval. The Code is aimed at ensuring the highest standards of ethical behaviour throughout the Group.
- *(Full details on our corporate governance practices are provided in the Business Report).*



ECONOMIC PERFORMANCE

- Positive performance was achieved against almost all of the Group's set objectives, with significant increases in revenue (56%), EBITDA (71%), and adjusted headline earnings per share (97%).
- In line with our objective of diversifying income sources, we now derive 36% of revenue, 46% of EBITDA and 38% of adjusted headline earnings per share from our non-South African operations.
- Our activities continued to make a positive contribution to the local and regional economies in which we operate, through employment creation, the provision of telecommunications services, and the payment of taxes.

SOCIAL PERFORMANCE – THE WORKPLACE

- Regrettably during the year, there were four fatalities of MTN Group contractors, three in Nigeria and one in Cameroon.
- Significant progress was achieved in meeting the employment equity targets for MTN South Africa. As of 31 March 2003, 34% of MTN South Africa's management and 66% of the operational staff were equity employees. Similar progress has been made in our programme of "localisation" in each of our other operations.
- Ongoing awareness-raising and preventative measures were taken throughout the year aimed at ensuring the effective implementation of the Group's policy on HIV/AIDS.

SOCIAL PERFORMANCE – SOCIETY

- Recognising the socio-economic benefits of bridging the digital divide, we have continued to improve access to telecommunication services in the regions in which we operate. Installing community payphones in under-serviced areas is an important requirement of some of our licence agreements and in most cases we have exceeded these. A highlight during the year was the official opening of MTN Nigeria's new microwave radio transmission backbone.
- The procurement practices of MTN South Africa are guided by internal policy requirements aimed at promoting BEE. During the reporting period, our BEE expenditure was approximately R500 million. Throughout the Group there are conscious efforts to acquire goods and services from local suppliers, thereby stimulating local economic development.
- Clear guidelines, supported by thorough internal auditing procedures, have been laid down to combat and prohibit bribery and corruption throughout the Group. During the reporting period, 21 employees were dismissed for fraudulent and other improper activities.
- We continue to support awareness-raising activities aimed at promoting appropriate mobile phone etiquette and safe driving practices.





- During the reporting period the MTN Foundation invested a total of R15 million in social development initiatives relating to education, HIV/AIDS, science and technology, and arts and culture. An additional R7 million was dedicated to MTN's School Connectivity initiative.

ENVIRONMENTAL PERFORMANCE

- MTN South Africa was the first African telecommunications network to be awarded ISO 14001 certification. Detailed environmental procedures are in place regarding the design and installation of our base transceiver stations throughout the Group.
- The design, construction, location, monitoring and maintenance of all the Group's base station sites is undertaken in accordance with internationally approved guidelines aimed at preventing any potential health effects associated with exposure to radio-frequency emissions.
- During the reporting period, changes were made in an effort to improve performance. However, the new lines of responsibility for environmental and health and safety performance designation were not completely finalised. We are committed to addressing this issue, as well as to achieving ISO 14001 certification throughout the Group.
- During the reporting period, no prosecutions were brought against the Group for the contravention of any environmental laws, and no fines were paid.
- The new head office for the MTN Group was designed using the guidelines of the independently developed Sustainable Building Assessment Tool, with provision made for such issues as energy and water efficiency, indoor air quality, and waste minimisation.

FUTURE COMMITMENTS FOR SUSTAINABLE DEVELOPMENT AT THE MTN GROUP

Notwithstanding some of our achievements during the reporting period, we recognise that there is scope for ensuring more systematic and co-ordinated management of sustainable development issues within the MTN Group. As a result, we are committed to:

- Developing specific sustainability objectives and targets for the MTN Group
- Defining key performance indicators based on these objectives and targets
- Implementing internal monitoring and reporting processes against these indicators
- Ensuring clearly defined lines of responsibility up to Board level for sustainability performance issues
- Continuing to report publicly on our sustainability performance, with consideration for the views of stakeholders

MTN GROUP AT A GLANCE

MTN Group Limited (formerly M-Cell Limited) is an Africa-focused holding company that invests in the telecommunications industry, providing telecommunications infrastructure including mobile, fixed line, satellite and internet access services to 13 African countries. The MTN Group is listed on the JSE Securities Exchange South Africa (JSE). As at the end of the financial year, 31 March 2003, the Group employed 4 275 permanent staff, generated revenue of R19,4 billion and had 6,7 million subscribers across six African countries.

The Group operates three business divisions:

MTN South Africa, which houses South Africa's second-largest cellular network operator with a subscriber base of about 4,7 million people, and MTN Service Provider.

MTN International, which offers telecommunications infrastructure for both

KEY MILESTONES

1993
- MTN South Africa awarded National GSM 900 licence

1994
- M-Cell incorporated in South Africa
- MTN South Africa commercial launch

1995
- M-Cell converted to a public company with investments that include a 25% shareholding in MTN Holdings and a 60% shareholding in M-Tel, a cellular service provider
- MTN Holdings acquires service provider M-Tel

1996
- MTN South Africa launches pre-paid platform

1997 - 1998
- MTN expands into Africa, acquiring licences in Uganda, Rwanda and Swaziland
- MTN South Africa awarded ISO 9001 accreditation for network

1999
- M-Cell acquires 100% of Orbicom for the issue of new shares
- MTN awarded ISO 14001 accreditation for environmental management
- M-Cell acquires up to 72% in MTN Holdings

mobile and fixed line network access and associated services through its subsidiaries and joint ventures in Nigeria, Cameroon, Uganda, Rwanda and Swaziland.

Strategic Investments, which consolidates the development of the Group's investments in non-mobile businesses. The division operates through three key businesses:

- *Orbicom*, Africa's largest commercial satellite signal distributor;
- *MTN Network Solutions*, a tier-one Internet service provider to the corporate market; and
- *Airborn*, a division of MTN South Africa, is involved in the development of innovative applications in the field of convergence between mobile and Internet technologies.

2000

- MTN acquires a National GSM 900 licence in Cameroon
- Launch of MTN ICE, MTN South Africa's innovative mobile portal for information, commerce and entertainment
- M-Cell acquires the remaining shareholding in MTN Holdings including 23% from Transtel for the issue of new shares and now holds 100% interest in MTN Holdings

2001

- MTN acquires National GSM 900 and GSM 1800 licences in Nigeria at a cost of US$285 million and launches operations in August 2001
- M-Cell acquires CiTEC, a tier-one Internet service provider (renamed MTN Network Solutions in May 2002)
- Launch of the Group's social investment vehicle, the MTN Foundation, which strives to improve the quality of life in the communities where we operate
- MTN Uganda completes first fibre optic ring on the African continent

2002

- Ministry of Public Enterprises announces the sale of Transnet's 20% stake in M-Cell to Ice Finance BV, an unlisted passive investment company incorporated in the Netherlands
- M-Cell is renamed MTN Group Limited to reinforce African presence and awareness of the brand
- MTN Nigeria commences construction of Y'helloBahn
- MTN provides logistical and financial support to the World Summit on Sustainable Development
- MTN Management acquire an 18,7% interest in MTN Group through the acquisition of the interest held by ICE Finance/Transnet. The shares are held in trust by Newshelf 664.

2003

- Johnnic unbundles 31,9% stake in MTN Group





MTN GROUP STRUCTURE


36,1%
JOHNNIC#
18,7%
NEWSHELF 664
45,2%
OTHER SHAREHOLDERS
MTN
MTN GROUP
LIMITED
100%*
MTN HOLDINGS
MTN
SOUTH AFRICA
MTN
INTERNATIONAL
STRATEGIC
INVESTMENTS
100%*
MTN NETWORK
OPERATOR
36%△
LEAF
100%*
MTN SERVICE
PROVIDER
30%△
e-BUCKS
41%△
i-TALK
100%*
MTN
INTERNATIONAL
30%*
MTN
SWAZILAND
100%*
MTN
MAURITIUS
79,5%*
MTN
NIGERIA
70%*
MTN
CAMEROON
51%+
MTN
RWANDA
52%*
MTN
UGANDA
100%*
ORBICOM
60%*
MTN NETWORK
SOLUTIONS
AIRBORN
(A DIVISION OF MTN
NETWORK OPERATOR)
* SUBSIDIARY
△ ASSOCIATE
+ JOINT VENTURE

Subsequent to year-end, Johnnic Holdings Limited unbundled a 31,9% interest in MTN Group to its shareholders. As a result, the key reference shareholders for the MTN Group are Newshelf 664 with an 18,7% interest and the National Empowerment Consortium with an estimated 8,8% interest in MTN Group. The remaining 72,5% of shares are free-float and held by local and international institutional and retail shareholders.





MTN FOOTPRINT

As at 31 March 2003




Egypt
Nigeria
Ghana
Cameroon
Uganda
Kenya
Rwanda
Tanzania
Malawi
Zambia
Mozambique
Swaziland
South Africa
GROUP SATELLITE FOOTPRINT
GROUP GSM FOOTPRINT
GROUP SATELLITE AND GSM FOOTPRINT

UNDERSTANDING SUSTAINABLE DEVELOPMENT

> *"Our vision is to be the leading provider of communication services in Africa. We will increase the value of the MTN Group by delivering robust profitability and by leveraging our competitive edge to meet the economic, environmental and social requirements that will ensure the sustainability of our business and of the communities we serve."*
>
> *CYRIL RAMAPHOSA – Chairman of MTN Group*

The Group places sustainable development at the core of company practice for sound social and business reasons. Effective and proactive management of sustainable development issues reduces the potential for future liabilities, helps enhance the Group's reputation in the market place and opens up exciting new business opportunities.

COMMITTED TO CORPORATE CITIZENSHIP

The Group's commitment towards achieving excellence in its operations, as well as in corporate citizenship practices, presents many challenges. Each of its businesses face different economic, social and regulatory requirements that require tailored responses. Recognising these varying challenges, the Group is continuing to:

- play an important role in the telecommunications revolution that has positioned South Africa as a technology leader on the African continent;
- invest in Africa, developing new growth engines to fuel the next phase of Group development and diversifying its revenue sources;
- concentrate on increasing customer loyalty and attracting customers through the provision of innovative services;
- support the African Union's vision of continental renewal through the NEPAD initiative;
- promote corporate practices that adhere to the highest standards of corporate governance and are environmentally and socially responsible; and
- conduct dialogue with its stakeholders.

UNDERSTANDING SUSTAINABLE DEVELOPMENT FOR MTN

There are many definitions of sustainable development. Perhaps the most broadly accepted of these comes from the 1987 Brundtland Report: "Development that meets the needs of the present, without compromising the ability of future generations to meet their own needs."
To make the concept more practical, we have found it useful to visualise it in terms of five capital stocks – human, social, natural, manufactured and financial capital (see the box below). If we are to provide future generations with the same capacity and opportunities that we have at present, we should strive to implement business practices that do not deplete these stocks. In other words, we should be seeking to live off income, rather than capital.

Sustainable development is about promoting ethical responsibility and sound corporate governance practices in all of our dealings. It is about providing a safe working environment, in which the health of employees is protected and their opportunities for self-development are enhanced. It is about promoting cultural diversity and equity in the workplace. It is about proactively minimising adverse environmental impacts throughout the life cycle of the Group's products, services and activities. And it is about providing opportunities for social and economic development within the communities in which it operates.





Most of all, it is about being responsive to the expectations of stakeholders, listening and learning, sharing ideas with each other, so that together we may more effectively address the various challenges that the concept of sustainable development presents. This report is an important element in that process.

As a relatively young company that has experienced fairly rapid growth, the Group has some way to go in developing a truly sustainable business model. The Group is at a stage in its life cycle where a number of policies, procedures and systems – which have their roots in the South African business – need to be implemented systematically in other operations. The compilation of this report has highlighted some important areas for improvement and has brought to light some inspiring examples of sustainable business practices within the Group.

The various lessons learnt in undertaking this reporting process will help us to develop a structured sustainability strategy for the Group.

PROFITABILITY AND SUSTAINABILITY DEVELOPMENT

MTN's overarching commitment to sustainable development is embedded in the Group's goals to achieve profitability and sustained growth. It is in our attainment of profitability that the Group can indeed establish the required mutually beneficial relationships with all stakeholders and the communities within which we operate. In doing so, we can participate in their sustainable development and they in ours.

The Group believes that sustainable development is achieved through competition and open markets, which encourage efficiency and innovation – both key factors in sustainable economic growth.

SUSTAINABLE DEVELOPMENT – THE FIVE CAPITALS MODEL

At its heart, sustainable development is about leaving future generations with at least the same capacity and options that we have at present. For this to be achieved requires us to maintain – and where possible to increase – the various stocks of capital assets that contribute to our activities. Our aim should thus be to identify and implement business practices in which we live off the income, rather than depleting the capital stocks.

It is possible to identify five types of capital assets that contribute to our quality of life:

- *Human capital* – the health, knowledge, and general well-being of people.
- *Social capital* – the institutions and social relationships that contribute to building trust and developing human capital.
- *Natural capital* – the ongoing ability of the natural environment to generate the required resources and to assimilate any wastes associated with our activities.
- *Manufactured capital* – the material goods and fixed assets used in the provision of our goods and services, such as buildings, tools and technical equipment.
- *Financial capital* – the mechanism through which we are able to own and trade the other forms of capital.

(Further details on this approach to understanding sustainable development are provided by organisations such as the UK's *Forum for the Future* – *www.forumforthefuture.org.uk*)

MTN AND SUSTAINABLE DEVELOPMENT

Financial capital
- Good governance practices
- Financial growth
- Providing returns for shareholders

Manufactured capital
- Developing telecommunications infrastructure
- Leading technology innovation
- Implementing product stewardship practices
- Assisting others to develop manufactured capital (e.g. stimulating SMMEs)

Human capital

Employees
- Providing equitable working environment
- Providing safe working environment
- Protecting employees' rights
- Empowering employees
- Investing in training and career development

Customers
- Managing electromagnetic interference
- Establishing phone protocol/etiquette
- Addressing driving safety through handsfree kits
- Meeting customer/service expectations through services such as legal/tax assist, computicket, wake-up call
- Providing cell-phone benefits: health and safety, medical rescue, sea coverage, entertainment
- Addressing concerns relating to exposure to radio frequency (RF)
- Improving customer service
- Provision of social initiatives (e.g. on HIV/AIDS) through corporate social investment programme
- Training and education opportunities for broader community

Social capital
- Crossing the digital divide
- Providing employment (indirect and direct)
- Supporting suppliers and contractors
- Promoting BEE
- Promoting stakeholder dialogue
- Ensuring appropriate tariff structure
- Security/safety and crime
- Managing fraud/corruption
- Privacy versus security
- Impact on rural-urban migration
- Contributing to institution building through the Group's corporate social investment programmes
- Payment of taxes to governments

Natural capital
- Managing impacts of cell masts and base stations
- Minimising waste associated with process process and product
- Having an impact throughout the supply chain and product life cycle (e.g. raw materials)
- Reducing air emissions (e.g. from fleet and base station site air-conditioning operations)
- Energy and water use

Through the provision of communication services, MTN has transformed the lives of millions of people in Africa. Our services have created economic and social empowerment, and opened up access to the global village, creating new opportunities on a continent that would benefit greatly from bridging the digital divide.






SIEMENS

THE ROAD AHEAD

Information communication technologies are perpetually evolving. The accelerating convergence between telecommunications, broadcasting, multimedia and information and communication technologies (ICTs) has become the driving force behind new products and services, and new ways of conducting business, government and social interaction. With specific regard to mobile operations, we have witnessed the convergence of classical voice and data communication. The growth in capacity of telecommunication networks is allowing a shift towards multi media applications.

At the MTN Group, we believe that there is a dynamic future for the cellular industry informed by the convergence of communication infrastructure, as well as that of user devices, which is opening up a myriad of exciting opportunities in the mobile technology arena. We have a strong commitment to helping customers seize the potential of information and communication technologies.

The company will continue to engage with governments, regulators and business partners to find optimal regulatory frameworks, business models and technology solutions to the evolving social and economic challenges of the international economy.

INNOVATION AND SUSTAINABILITY

Defining and building a sustainable and long-term culture of innovation is a critical component in the sustainability of our business.

Innovation forms a critical component of MTN's overall corporate culture. The development and commercial application of innovative new technologies is the specific charge of Airborn, one of MTN South Africa's business divisions. Airborn provides MTN with an environment that fosters entrepreneurial activities and also connects them to the Group's resources, knowledge and strategic objectives, thereby ensuring that innovation is closely aligned to the Group's broad strategies.

In recent years, Airborn has innovated a range of solutions that will afford the MTN Group, service providers and other industry participants the ability to generate non-traditional revenue. These include for example:

- The ground-breaking Remote Interactive Voice Response (RIVR) platform, a proprietary software that bridges GSM and the Internet, allowing cellphone users to access personalised lifestyle and business productivity content on the move in the quickest and most cost-effective means;

- Aladdin, proprietary software that allows the verification and authentication of users to ensure the security of Internet transactions. The software offers secure access to confidential Internet sites without having to remember and key in usernames and passwords, or load web certificates onto a PC; and
- SMSPOP – a downloadable Windows application that runs off the PC desktop and allows two-way messaging from PC to mobile to PC. This allows for instant two-way communication.

MEETING CUSTOMER DEMANDS – SMSPOP

Capitalising on the phenomenal success that was mtnsms.com and with a view to commercialising its 7,5 million subscribers, Airborn has developed smspop. This is a PC-based SMS application that enables you to send and receive SMS messages on your PC or your mobile handset, anywhere in the world. The unique and intelligent "follow me" function means that messages will be routed to either your PC or mobile handset depending on which is closest to you. Smspop. combines the portability and convenience of the mobile phone with the "big screen" benefits of the PC, creating and leveraging off the growing relationship between PC and mobile handset. Smspop. sports a modern, ergonomic design tailored to make use quick and easy.

The application is a tiny 100 kb, with the result that smspop can be downloaded on even the slowest internet connection.


smspop
fast, easy messaging from your pc to mobile phones & back :)
making multi-tasking much easier :)
sms
sms

STAKEHOLDER ENGAGEMENT

IDENTIFYING THE INTERESTS OF OUR STAKEHOLDERS

CORPORATE GOVERNANCE AND RISK MANAGEMENT




AN OPEN FRAMEWORK WITH HARD WOOD KEYS,
THE BALAFON PLAYS A CENTRAL ROLE AT CELEBRATIONS,
IT IS SAID TO SPEAK BEFORE IT SINGS

STAKEHOLDER ENGAGEMENT

IDENTIFYING THE INTERESTS OF OUR STAKEHOLDERS

At MTN we do not subscribe to the narrow view that the core business of a company extends only as far as its shareholders, suppliers and customers. Instead we have adopted a broader approach that attempts to integrate the interests of all our stakeholders in the way we conduct business. We are committed to building sustainable and productive relationships with all our stakeholders in the strong belief that we all benefit by doing so. As is described throughout this report, there are many different ways in which we identify and respond to the interests of our different stakeholders in our core business.

RESPONDING TO STAKEHOLDERS

A critical feature of producing this sustainable development report was the dialogue that we entered into with representatives from key stakeholder groups throughout all the regions in which our networks operate. During this dialogue we asked individual stakeholders to identify those sustainability issues associated with the Group's activities that are of greatest interest to them and that they would like us to report on.

A list of the issues raised by stakeholders is provided at the end of each performance review section.

We believe that this initiative was critical in adding value to the reporting process. We are of the firm opinion that a report such as this should not be seen as an end in itself, but rather should form part of an ongoing process of discussion and engagement. It is our view that by listening and responding to the various interests of our stakeholders, the relevance and effectiveness of a sustainability report is greatly enhanced.

The dialogues that were entered into in preparing this report form part of a series of ongoing interactions that we undertake with our different stakeholder groups on a regular basis. We envisage that in future we may follow a systematic approach to stakeholder engagement based on internationally accepted principles relating to social and ethical accounting.

"It is important that South African companies be accountable not only to shareholders and regulatory authorities, but broadly and directly to the public – the people whom they are licensed to serve. The MTN Group's compilation of a report that goes beyond addressing licence conditions and financial results which, in fact, details the *impact* that they believe that they have had on society is thus commendable. In this context, the *MTN Group's Sustainable Development Report 2003* provides what appears to be a comprehensive overview of how MTN views its performance. This further demonstrates that the MTN Group has in the past decade endeavoured to address many of the key objectives, i.e. empowerment, innovation, and universal access, enshrined in the Telecommunications Act and MTN's Mobile Cellular Telecommunications Service Licence.

The MTN Group demonstrates a commitment to promoting socio-economic development in South Africa and throughout the continent. The issues raised in the report are very instructive and should encourage the MTN Group to continue to grow from strength to strength."

An independent view on the report by
MANDLA LANGA – Chairperson of the Independent Communications Authority of South Africa

CORPORATE REPUTATION AUDIT

If the Group is to respond effectively to its stakeholders, it is important to know exactly what they think of the MTN Group's activities.

During the reporting period, we commissioned a comprehensive Reputation Audit throughout the MTN Group. The aim of this audit was to identify how our stakeholders perceive the Group as compared with local and international companies, including telecommunications operators. The stakeholder groups included government and regulatory bodies, investors, fund managers and analysts, NGOs, the media, other companies, customers and employees. During July and August 2002, almost 2 000 interviews were conducted with individuals from each of these groups in South Africa, Cameroon, Uganda, Rwanda, Nigeria and Swaziland.

A key focus of the exercise was to identify and assess those areas of interaction that influence MTN's reputation, examining such issues as industry leadership, product/service quality, employee relationships, management quality, social performance, and community involvement activities.

"MTN occupies a special space in the South African social, political and economic landscape and indeed in the economies of the five other African countries and communities where it operates its business.

As Africans, we are very proud of one of our own taking its place amongst the world's best. We would like to applaud MTN's Board of Directors for their wisdom, vision and commitment to sustainable development, transparent and accountable governance, and its management for their courage, diligence and acceptance of a responsibility to seek lasting African solutions to Africa's development challenges – poverty, digital divide and HIV/AIDS amongst many others – and continually striving to find a balance between competing, sometimes even conflicting stakeholder interests. There is no place for complacency; there is still a long way ahead. It's not yet Uhuru."

An independent view on the report by
MOKHETHI MOSHOESHOE – Director, African Institute of Corporate Citizenship and convenor, UN Global Compact, South Africa

"I have read with keen interest your Draft Sustainable Development Report.

It is rich in content and concise in its design and presentation. Moreover, its social component and focus on the human being are highly commendable.

I particularly encourage you in the implementation of AIDS control activities in favour of MTN staff and their families."

An independent view on the report by
DR LÉOPOLD ZEKENG – Permanent Secretary, National AIDS Control Committee of Cameroon

WHO WE TALKED TO

	 EMPLOYEES	 SHAREHOLDERS	 GOVERNMENT
Our stakeholders	These include all those who work for us on a full-time or part-time basis. At the end of the reporting period, the MTN Group had 4 275 permanent employees.	These include our strategic as well as institutional shareholders based in South Africa and internationally. In addition to these principal shareholders, there are distinct locally-based shareholders in each of the operations of MTN International where we do not own 100% of the operations and/or where we have entered into joint ventures.	These include the executive, legislative and public administrative agencies with whom we have dealings in each of the countries in which we operate.
Our interactions	Recognising that our employees are key to the success and growth of the Group, we have embarked on an Employer of Choice programme, branding our products and services in the talent market. An important element of such a goal is to be proactive in identifying and responding to employee concerns.	Our commitment to providing acceptable returns on shareholders' investments is matched by our commitment to communicating with our shareholders through regular interaction and presentations and an up-to-date website. The Group engages with institutional shareholders and encourages the involvement of private investors in its annual general meetings, which provide opportunities for a greater appreciation of both operational and shareholder matters pertinent to the Group.	Telecommunications is a regulated industry, with government intervening to address a range of important sector-specific issues (see page 47). We engage actively with governments on the debate around policy and legislative issues that affect us in all the countries in which we operate. While we will continue to motivate for fair treatment in the business interest, we respect the laws of countries in which we operate. We will not in any way compromise the national interest of countries where we do business. We also actively participate in industry forums that promote improved environmental management issues, including the health and safety management issues relating to electromagnetic fields transmitted both from mobile terminals and base station sites.

 REGULATORS	 BUSINESS PARTNERS	 CUSTOMERS	 COMMUNITIES, INTEREST GROUPS AND THE MEDIA
This refers to the independent public regulatory agencies that are responsible for administering our licence conditions in the various countries of operation.	These include all of our suppliers and contractors, the business sectorial associations with whom we work, as well as the various competitors in each country.	We have over six million individuals and organisations who rely on our services throughout Africa, and internationally through our roaming facilities.	The communities in which we operate and the relevant public interest groups and media bodies that maintain an interest in our operations and activities.
In each of the countries in which we operate the terms of our licence conditions are administered by independent public regulators, many of whom have only recently been established. We actively strive to maintain a good relationship with these regulators, and to work in partnership with them. We are committed to fulfilling the terms of our licence obligations. We respect the fact that the frequency spectrum is a limited natural and national resource, and we appreciate that the management thereof should be subject to public scrutiny.	The Group strives to build trust and synergy in the relationships that we have with our business partners, suppliers and contractors in the different regions in which we operate. We are active participants in a number of different business forums, and strive as far as possible to forge local supply chain partnerships in each of our countries of operation. We have an active programme aimed at promoting black economic empowerment, and in a number of instances have worked closely with our suppliers to assist them in implementing empowerment practices. We regularly interact with our contractors, ensuring for example that, where necessary, health, safety and environmental standards are included as a condition of contract and that these are followed through. Specific examples of some of these activities are provided within the report.	In line with global best practice, MTN is increasingly focused on providing improved customer service and developing customer-driven communications solutions. We have formal structures in place for responding effectively to customer complaints, with procedures and processes relating to complaints management and root cause analysis. We employ customer service agents throughout the Group. In South Africa we have customer-care facilities available 24 hours a day, 7 days a week, to deal with customer concerns. During the reporting period we implemented a number of measures aimed at further enhancing our customer service operations.	The communities in which we operate are made up of a diverse range of individuals, non-governmental organisations and communities and special interest groups, each of which may have their own particular issues of interest regarding the nature of our activities. There are many ways in which we may interact with these different groups during the course of our business activities. We may, for example, be responding to individuals who have concerns relating to the siting of base stations, or we may be providing financial and/or technical support to a specific community group through our Corporate Social Investment Programme. We could be providing educational and health support to the families of our employees, or stimulating economic growth in a community through the provision of telecommunications services. Further examples of the nature of these various interactions, and our approach to managing these interactions, are provided throughout the report.

CORPORATE GOVERNANCE AND RISK MANAGEMENT

IMPLEMENTING CORPORATE GOVERNANCE PRACTICES

The MTN Group fully endorses the King Code of Practice on Corporate Governance (King II), and affirms its commitment to comply in all material respects with the principles contained in that code. This commitment is reflected in the Group practices relating to transparent reporting on financial and sustainability performance and in management structures and procedures.

BOARD OF DIRECTORS

MTN Group has a unitary board with a non-executive director as Chairman. The Board of Directors, which meets at least quarterly, comprises five executive and six non-executive directors who have collective responsibility for determining major policies and strategies.

The executive directors have primary responsibility for creating and maintaining Group policy on operational and financial issues. The decision-making powers of the non-executive directors carry equal weight in the Board's decisions to those of the executive directors. The non-executives remain independent of management and are free to exercise independent judgement. The roles of Chairman and Chief Executive Officer are distinct, with each having segregated roles and duties.

An induction process has been established for all new directors to provide them with guidance on their duties, responsibilities and liability. This includes building an understanding of the implications of King II and making specific provision for broad sustainability issues.
The Board is confident that its members have the requisite knowledge, talent and experience to perform their required functions.

BOARD COMMITTEES

Specific responsibilities for key issues have been delegated to the following Board Committees, each of which has its own defined terms of reference:

- The Executive Committee – responsible to the Board for recommending the Group's financial and operational strategy, monitoring the implementation of this strategy through a review of the monthly financial and operational results and benchmarking the financial status of the Group.
- Group Audit Committee – responsible for safeguarding the Group's assets, overseeing the financial reporting process and ensuring compliance with accounting policies, legal requirements and internal standards.
- Risk Management and Corporate Governance Committee – responsible for assisting the Board

"One of the major problems facing decision-makers in Africa is the lack of basic data, analysis and research on which to base decisions. This is particularly so for public policy makers in the telecommunications sector. The surfeit of information and operational insights contained in the MTN Sustainable Development Report is a welcome contribution to filling this information and understanding gap. To ensure that the SDR is more than a slick, if socially responsible public relations campaign, it would be good to see some of the proposals for improvement turned into targets against which MTN, and indeed other operators, could benchmark themselves in 2004 and the future."

An independent view on the report by
ALISON GILLWALD – Research Director, Wits LINK Centre

in addressing its responsibilities with regard to risk management, reviewing the Group's quality of corporate governance and identifying, assessing, managing and monitoring the risks to which the business is exposed.

- Nominations, Remuneration and Human Resources Committee – responsible for reviewing the composition of the Board, conducting an annual assessment of its performance and setting the criteria for the nomination of directors and committee members of the Board.

RISK MANAGEMENT

The Group recognises that effective risk management is essential to generating sustainable shareholder value and to enhancing stakeholder interests. The Group is thus committed to identifying, evaluating, managing and monitoring all material forms of risk exposure across its operations, with the aim of maximising long-term shareholder value, protecting employees, stakeholders and Group assets, minimising impacts on the natural environment and enhancing the Group's reputation.

While the Board is satisfied that an adequate ongoing risk management process is currently in place, it is committed to a continuous process of reviewing and enhancing risk and control procedures. It acknowledges in particular, that there are opportunities to further consolidate internal monitoring and reporting practices relating to health, safety and environmental risk management. This is an area that the Group is committed to addressing during the next reporting period.

A more detailed account of the Group's corporate governance philosophy, the composition of the Board of Directors, the Board structures and the risk management activities, is available in the Corporate Governance and Risk Management Report contained in the accompanying Business Report. This can also be accessed electronically at www.mtngroup.com.

MTN GROUP DRAFT CODE OF ETHICS

The MTN Group is committed to promoting the observance of the highest standards of ethical behaviour amongst its directors, management and employees. To this end, during the reporting period a detailed Code of Ethics was drafted for consideration by the Board. Once approved, this will provide a clear guide to the conduct expected of all MTN Group representatives.

> *"The Group's philosophy is to conduct its affairs with uncompromising honesty, integrity, diligence and professionalism, and to be recognised for these qualities by all its stakeholders."*
>
> *MTN Group Draft Code of Ethics*[1]

[1] *A Code of Ethics was drafted and submitted to the Board for approval at the time of publication.*

MTN'S FRAUD PREVENTION POLICY

MTN operates a Fraud Prevention Policy that is binding on management at all levels, employees, contractors, business partners and suppliers. In terms of this policy, the Group undertakes, inter alia, to investigate all reported or suspected fraudulent activity without regard for the level of seniority of the alleged offender. It is expected of every staff member to report all incidents of irregularities or fraud that comes to his or her attention. Failure to do so will result in disciplinary action.

MTN South Africa, for instance, operates a fraud line through MSGN Forensics "Crimeline" service. The service provider handles the calls in the first instance and the relevant details are then sent to the MTN Forensics Department or Mobile Fraud Unit. For the year ended 31 March 2003, approximately 420 calls were handled by the hot line. Over 90% of the calls related to requests from subscribers to assist with the recovery of or investigations into lost or stolen handsets. The other 10% related to matters of a criminal nature and to corruption. The matters reported are immediately addressed by the Forensics Department who pass them on to the relevant management or conduct the investigations themselves as circumstances dictate.



"The most impressive and commendable aspect is the manner in which social concerns are central to MTN's core business. This mainstreaming of social concerns is what some analysts have taken to describe as the third way. One of the defining precepts of the third way is that although we live in a market economy, we do not live in a market society. While the former is governed by the logic of profit accumulatoin, the latter is government by social concerns that have to do with major challenges such as HIV/AIDS, environmental degradation, and black economic empowerment. Sustainable development in the corporate environment is inextricably linked to sustainable development in the social environment."

An independent view on the report by
XOLELA MANGCU – Executive Director of the Steve Biko Foundation

MANAGEMENT ACQUIRES STAKE IN MTN GROUP

In December 2002, management led a buy-in, of a 18,7% interest in MTN Group from Transnet Limited/ICE Finance BV, in a deal valued at R4,3 billion. The shares are held in trust by Newshelf 664, a company established to represent the interests of MTN management and staff. The deal was funded by way of preference shares and bank debt, with no company assistance being extended. In all, 65% of the benefits will end up in the hands of black empowerment managers and employees. The share trust is governed by a majority of independent trustees. Newshelf 664 operates in a similar way to a traditional share option scheme, with the shares vesting with the trust over a period of six years, or until Newshelf 664 has settled all its obligations. These include its financial obligations to the financiers.

What our stakeholders asked us to report on

- Corporate governance and risk management issues
- Structure and composition on the board of managing sustainability issues
- Policy on executive remuneration, nature and extent of bonuses and management stake in Newshelf 664
- Nature of activities to standardise procedures throughout the Group
- MTN Group policies on bribery, corruption and theft
- General feedback on economic, social and environmental issues in the GRI and King II
- Details of the stakeholder engagement process
- Nature of staff shareholder scheme

PERFORMANCE REVIEW

ECONOMIC PERFORMANCE

SOCIAL PERFORMANCE

ENVIRONMENTAL PERFORMANCE




INAUDIBLE TO HUMANS, A SOCIAL LANGUAGE OF INFRASONIC SOUNDS BELOW 20 Hz REACHES GIANT EARS, EVEN WHEN SEPARATED BY 2,5 MILES OR MORE. INTIMATE CALLS LOCATE, REASSURE, AND GATHER

PERFORMANCE REVIEW

ECONOMIC PERFORMANCE

The economic dimension of the MTN Group's corporate sustainability performance refers to the economic impacts – positive or negative, direct and indirect – that our activities have on the full range of our different stakeholders and on the economic systems in which we operate. While it includes a traditional assessment of our financial performance, it goes beyond this to include an assessment of the economic impact that we have on our suppliers, employees, communities and governments.

DELIVERING RETURNS FOR OUR SHAREHOLDERS

PERFORMANCE HIGHLIGHTS

- Group revenue up by 56% to R19,4 billion
- Total subscriber base of 6,7 million, up by 41%
- 97% increase in adjusted headline earnings per share
- EBITDA up by 71% to R6,2 billion
- Profit after tax of R2,2 billion
- Adjusted headline earnings of R2,4 billion

As a business, the Group has a primary duty to meet the demands of its shareholders and investors. It is only by remaining profitable – and by ensuring that its business is sustainable – that the Group can continue to make a positive contribution to society through its activities. Whilst making a profit remains the fundamental objective of our business, in doing so we are guided by the principles and values that underlie the MTN Group, including in particular, our commitment to investing in communities. The Group believes that it is in our long-term financial interest to effectively address social and environmental considerations.

CONTINUING OUR REVENUE GROWTH

During the review period, the Group continued to demonstrate positive performance against most of its set objectives. Total revenue for the Group was R19,4 billion, an increase of 56% on last year's R12,4 billion. EBITDA grew by 71% to R6,2 billion. In line with its set objectives of diversifying its income source, the Group now derives 36% of its revenue, 46% of its EBITDA and 38% of its adjusted headline earnings from its non-South African operations. The encouraging performance of the Group's established African operations and the positive EBITDA levels achieved by MTN Nigeria, were important contributing factors to this improvement, off-setting an EBITDA margin decline in our South African operations.

A summary of the financial performance of each of the Group's principal operations is provided in the data tables on page 83. A more detailed review of the Group's financial performance is contained in the accompanying Business Report. This can also be accessed electronically at www.mtngroup.com.

> *"The Group has successfully diversified its income streams. Operations outside of South Africa contributed 36% to Group revenue, 46% to Group EBITDA and 38% to adjusted headline earnings per share. A total of 6,7 million subscribers was recorded in the Group's operations, an increase of 41% since March 2002."*
>
> *MTN Group CEO Phuthuma Nhleko*





RETURNS TO SHAREHOLDERS

Group adjusted headline earnings per share reached 142,8 cents, an increase of 97% on the last financial year. A significant contributor to this increase was MTN International, with MTN Cameroon and MTN Nigeria in particular, producing better than anticipated results. The directors believe that it is in the best interest of shareholders to reinvest retained earnings in the expansion of the operations and the reduction of borrowing levels where appropriate. Accordingly, no final dividend has been declared. Taking cognisance of the strong cash generation of South African operations the dividend policy will be regularly reviewed to ensure optimisation of shareholder value.

THE CHALLENGES AHEAD

The Group forecasts that the addressable active subscriber market in South Africa will expand to 15 – 17 million subscribers within the next five years, reflecting a more mature market. This will result in slower growth than previously experienced. However, through an increased focus on value and customer retention, MTN South Africa expects to grow revenue in line with the overall market. MTN International, while taking cognisance of the Group's current expansion into Africa and of related funding requirements, will continue to explore opportunities throughout the continent. This is in line with the Group's vision of being the leading provider of communication services in Africa.

MAKING A CONTRIBUTION TO THE REGIONAL ECONOMY

The MTN Group's contribution to the local and regional economies in which it operates takes a number of different forms. These include the provision of direct and indirect employment, the upliftment of communities through the supply of telecommunications services and the payment of taxes and other revenues to governments.

While it is difficult – if not impossible – to provide a set of quantitative indicators that fully reflect the nature of our economic contribution, there are nevertheless some well-recognised metrics that provide a useful indication of some of the benefits associated with our activities. From a quantitative financial perspective, these include the levels of payment to employees, suppliers and contractors and the distribution of value added (the difference between revenues and expenses) to our providers of capital and to the public sector.

PAYMENTS TO EMPLOYEES

As of 31 March 2003, the MTN Group employed 4 275 permanent staff members, many of whom are in turn providers of financial support for their dependants. In addition, the Group's activities provided indirect employment to numerous people throughout the countries in which we operate.


MTN subscribers
(million)
0
1
2
3
4
5
6
7
99
00
01
02
03


Revenue
(R billion)
0
4
8
12
16
20
99
00
01
02
03


EBITDA
(R billion)
0
1
2
3
4
5
6
7
99
00
01
02
03


Headline EPS
(Cents per share)
0
20
40
60
80
100
120
140
160
99
00
01
02
03
03adj

adjusted downward by R128 million in 2003 to negate the deferred tax asset raised by MTN Nigeria. No adjustments required for previous reporting periods.

During the period under review, the total payroll for the Group, including employee benefits, was R974 million. A detailed breakdown of our payment to employees by operation is provided below.

PAYMENTS TO SUPPLIERS

The MTN Group provides business for a wide array of suppliers throughout Africa and internationally. Its procurement includes highly technical products – such as mobile-phone handsets, SIMcards and interconnection services – through to more conventional goods and services, such as utilities, office supplies and property rental. As outlined elsewhere in the report, the Group is conscious of its responsibility to act as an agent for change in the supply chain. It strives to encourage BEE through its procurement activities in South Africa and elsewhere seeks to stimulate local economic development as far as possible in its areas of operation.

During the review period, the total cost throughout the Group of all goods, materials and services purchased amounted to R10,6 billion.

PAYMENTS TO THE PUBLIC SECTOR

The Group makes various forms of official payment to the different governments with which it has dealings. In addition to paying taxes – such as corporate income tax, sales taxes, taxes on dividends and employee income tax – we also make financial contributions in the form of licence fees, including annual payments for the right to use the electromagnetic spectrum. During the 2003 financial year, the total amount of corporate tax paid by the Group to governments was R3 140 million. A breakdown of country-specific operations is provided below.

These payments to government – which are used to provide infrastructure and other public services necessary for development – are further supplemented by the Group's corporate social investments which are described in detail in the social performance review (page 50).

UNDERSTANDING MTN'S TARIFFS

The nature of the Group's tariff structure is understandably an area of great interest to most of our stakeholders. It is important that this issue is not seen in isolation and is considered in the context of total costs, the required capital investments and customer expectations in terms of quality and coverage. Furthermore, it is important to appreciate the impact that macro-economic conditions have on tariffs.





CAPITAL INVESTMENT

The Group's long-term commitment to contributing to the socio-economic development of Africa is reflected in its numerous investment activities throughout the continent. During the reporting period, more than R4,2 billion was spent as part of its capital expenditure programme, primarily aimed at further expanding our existing operations within the countries in which it currently operates. R6,6 billion has been committed for capital expenditure for 2004.

MTN GROUP PAYMENTS TO EMPLOYEES, SUPPLIERS AND THE PUBLIC SECTOR

	Employee payroll and benefits (including employee tax) (Rm)	Payments to suppliers (Rm)	Payments to the public sector (including employee tax) (Rm)
MTN Group's South African based entities (MTN SA, MTN International and Strategic Investment Division)	712	7 933	2 296
MTN Cameroon	54	269	67
MTN Nigeria	164	2 106	
			637
MTN Rwanda	7	19	13
MTN Swaziland	6	17	13
MTN Uganda	31	241	114
Total	**974**	**10 585**	**3 140**

GROUP CASH VALUE ADDED STATEMENT

For the year ended 31 March 2003

	2003 Rm	2002 Rm
Cash value added		
Cash value generated from revenue	**18 668**	11 751
Cost of materials and services	**(10 585)**	(6 678)
Cash value added by operations	**8 083**	5 073
Finance income	**124**	131
	8 207	5 204
Cash value distributed		
Employees	**974**	826
Salaries, wages and other benefits	**814**	666
Employees' tax	**160**	160
Governments	**2 980**	1 786
Corporate and indirect taxation	**2 602**	1 528
Licence fees	**375**	242
Foreign taxes	**3**	16
Providers of capital	**832**	447
Finance costs	**832**	447
Dividends	**—**	—
Total cash value distributed	**4 786**	3 059
Reinvested in the Group	**3 421**	2 145
	8 207	5 204

THE MTN BRAND – AN AFRICAN SUCCESS STORY

- In Uganda, MTN has 95% brand awareness and is ranked as the most favourable brand according to the MTN Uganda annual Brand Health Survey.
- MTN Rwanda is ranked as the top brand in Rwanda, having spontaneous brand recognition of 98% according to the operation's annual Brand Health Survey.
- MTN Nigeria was awarded Brand of the Year 2001 by ThisDay Newspaper in January 2002.
- MTN Cameroon was awarded Brand of the Year from the Stars of Marketing and Communication, an independent commission that assesses the best performers of the year.


MTN

MTN – SUPPORTING NEPAD BY INVESTING IN AFRICA

Although doing business in Africa is often perceived as high risk, the MTN Group believes that the region is in fact highly conducive to beneficial private sector investment. Over the last five years, the Group has invested more than R12 billion in bringing communication solutions to ten African countries – via cellular, fixed line, satellite, internet connectivity and mobile application solutions. The Group's infrastructure not only enables communication across the continent, but it also facilitates and supports other infrastructural and social projects, all of which have resulted in significant socio-economic benefits in the countries in which it operates. In so doing, it is making a significant contribution to the realisation of the aims of NEPAD, which has identified ICTs as one of its six sectoral priorities.

MEETING CUSTOMER EXPECTATIONS

Products and Services*


ONE TOUCH
311

MTN constantly works on improving its services and products. The following general services are available to both personal and business customers:

- To communicate: Call Barring, Call Forwarding, Call Waiting, SMS, International Roaming, Voicemail, Enhanced Voicemail and Voicemail-Lite.
- For information: Calling Line Identity, Directory Enquiries and Call Connect, MTN information lines and Update Line.
- Getting help: Customer Services 173, Directions, Emergency Call, Legal and Tax Assist.
- Getting organised: Computicket Telebookings, MTN Weather and Wake-up Call.
- Connecting: Basic Data, Conference Calling, MTNdataFAST (HSCSD), MTNdataLive (GPRS), Dual Call, Faxmail, Mobile Banking and Mobile-mail.
- Personal products: These products are aimed at the individual and consist of a range of Prepaid or Postpaid packages. For the individual there is an option between packages offering inclusive airtime minutes and others where you only pay for the minutes you use.
- Business products: Customers using their mobile-phones for business have different needs from those of personal users. For the business executive there are tailored packages.

*Not all products are available in all the countries we operate in.

NIGERIAN Y'HELLO BAHN


Y'HELLO BAHN OPENING DAY
Y'hello Nigeria !

To overcome some of the significant constraints in the telecommunications transmission infrastructure in the country, in early 2002 MTN Nigeria committed to constructing a countrywide microwave radio transmission backbone. It chose to call this "Y'helloBahn", coined from MTN's brand colour, the symbol of voice communication ("hello"), and the German word for network ("bahn"). Following ten months of work and an investment of US$120 million, the first phase of Y'helloBahn was officially commissioned on 20 January 2003.



Spanning more than 3 400 kilometres, Y'helloBahn has been hailed as a bold attempt to connect Nigeria digitally. Completion of phase 1 of Y'helloBahn has resulted in a significant improvement in call quality and a reduction in the percentage of dropped calls. The project has also led to a large increase in coverage, particularly of rural communities and roads and highways across Nigeria. The construction work on the second phase of Y'helloBahn should commence shortly.

What our stakeholders asked us to report on

- MTN's financial performance
- Comment on tariffs
- Nature of activities to improve teledensity and bridge the digital divide
- Plans to improve customer services
- Nature of plans to reduce the incidence of service being suspended for non-payment
- Details of plans for expansion throughout the continent
- MTN's contribution to NEPAD

The social dimension of our corporate sustainability performance refers to the direct and indirect social impacts that the Group's activities have on all stakeholders. While this includes the working environment provided to employees in particular, it also encompasses our impact on society in general.

PROMOTING A PRODUCTIVE, EQUITABLE AND SAFE WORKPLACE

EMPLOYEE DEMOGRAPHICS

At the end of the 2003 financial year, the MTN Group had a total of 4 275 permanent employees, 923 temporary and 247 contract employees. Approximately 78% of the total workforce is comprised of permanent full-time appointments, 17% temporary employees and 5% contractors.

STRIVING TO MAKE MTN AN EMPLOYER OF CHOICE

Ever since its inception, the Group has striven to be an Employer of Choice. It recognises that its employees are key to the success and growth of the Group and are a leading source of innovation and competitive advantage. The Group aims to empower staff through unique career development strategies. This approach has ensured that MTN South Africa, MTN Swaziland and MTN Uganda have consistently been ranked among the best companies to work for in their respective countries.

	Permanent	Temporary	Contractors
MTN Group's South African-based entities (MTN Group, MTN SA, MTN International and Strategic Investment Divisions)	2 352	873	161
MTN Cameroon	293	32	4
MTN Nigeria	1 084	11	66
MTN Rwanda	140	1	2
MTN Swaziland	81	3	12
MTN Uganda	325	3	2
MTN Group total	4 275	923	247

CONDITIONS OF EMPLOYMENT

The Group is committed to providing a working environment that attracts and retains quality employees. It adopts an approach of best-practice benchmarking and tailored solutions to meet the needs of its human capital in each country of operation.

The Group believes strongly in a performance-based culture and seeks to identify, develop and reward employees who deliver top performance. Performance evaluations are carried out every six months. Annual salary increases are based on the results of these appraisals, which include specific provision for the implementation of the Group culture and values, as well as the achievement of targets relating to employment equity.

Although none of its operations have formal agreements with any recognised trade union movement, the Group is committed to the principles of freedom of association and collective bargaining, and to ensuring that approach of consistent dialogue with employees is maintained. Policies and procedures to inform and consult employees regarding restructuring are in place.

PROMOTING EQUITY AND DIVERSITY IN THE WORKPLACE

The Group is committed to the principles of employment equity and local skills development. Group companies are required to encourage advancement of black and female persons in managerial capacities in all the Group's activities. The Group's South African operation complies fully with the Employment Equity Act of 1998, submitting the required reports on its employment equity plans, targets and progress. Significant progress has been made during the reporting period in meeting ambitious employment equity targets. In addition to promoting employment equity in South Africa, the Group is also committed to a programme of "localisation" throughout its other operations. During the year, local management capacity has been further strengthened and the number of expatriate managers has been reduced.

NON-DISCRIMINATION

In terms of the Group's Draft Code of Ethics, all employees have the right to work in an environment that is free from any form of harassment or unlawful discrimination with respect to race, colour, sex, sexual orientation, place of origin, citizenship, creed, political persuasion, age, marital or family status or disability. Employees are urged to report promptly and confidentially any case of actual or suspected discrimination or harassment to their designated manager.

DEVELOPING OUR STAFF

The Group is committed to an integrated approach to training that develops individual competencies, instils the Group's values and culture, and fosters effective leadership. On average, it spends some 3,8% of payroll on training, higher than the international industry average of 3,2%.

In addition to offering a choice of customised training programmes, the Group also provides financial study assistance to all full-time employees of MTN South Africa in the form of a maximum annual loan of R4 500 reimbursable on successful completion of the qualification. In South Africa, the Group's functional training activities have been officially recognised by the Services Sector Education and Training Authority (SETA) as providing an outstanding contribution towards the skills development of employees. MTN South Africa is the first cellular network in South Africa to be aligned with the National Qualification Framework as a workplace-training provider and is used as a





model of best practice by the Services SETA.

The Group places a high value on leadership development, seeing this as critical for meeting long-term objectives. During the reporting period, MTN South Africa offered three new management development programmes aimed at developing the skills and knowledge of managers at different stages of their career. These programmes enable them to achieve credits towards Harvard Business School certificates and University of Warwick programmes. The Group also has partnership arrangements with the Institute of Management Development in Switzerland and with the GIBS Programme for Management Development in South Africa.

The success of the training programmes is measured by the pass rate – associated with the externally assessed courses, such as the University of Warwick programme – and by the occasional external competency assessments that have been undertaken of the Group's functional training. Another measure is the recovery of skills levies, MTN currently recovers 100% of the skills levy available for recovery.

STAFF TURNOVER

During the reporting period, 348 employees left MTN South Africa, comprising 12,2% of management and 10,2% of operational staff, representing 10,6% in total. Of these, 218 resigned, three retired, 102 were retrenched or made redundant and 21 were dismissed. The balance left for various other reasons such as ill-health. MTN South Africa's rate of staff turnover is consistently in the best performing quartile for international telecommunications companies.

EMPLOYEE SHAREHOLDER SCHEME

The Group believes that an important feature of a sustainable company is the provision of a broad-based employee share-ownership scheme.

It currently has two share incentive schemes running for its staff in South Africa:

- The MTN Holdings Share Incentive Trust (Debenture Scheme) was registered in 1996 and has made major debenture allocations to all levels of staff every year from 1996 to 2000. To date, most of the debentures have vested, leaving just four major vestings to occur on defined dates by December 2005. There are approximately 1,6 million debentures remaining, which will convert into approximately 4,9 million MTN Group Shares. This scheme is being terminated and no further allocation will be made under this trust.
- The MTN Group (M-Cell) Share Trust was originally registered in 1994 but has since been amended to be utilised by the Group for the purposes of a simple share option scheme. All permanent staff, excluding local and expatriate staff in MTN International operations, are eligible. Share options are allocated to staff based on approved criteria and become available to exercise at specific rates on the second, third, fourth and fifth anniversaries of the allocation. To date about 25 million share options have been issued to staff. The first allocation under the amended scheme was effective September 2001 and the second September 2002. All options lapse after a period of 10 years or on termination of employment other than by retirement or retrenchment.

OCCUPATIONAL SAFETY AND HEALTH

During the reporting period, the MTN Group regrettably had four work-related contractor fatalities, three in Nigeria and one in Cameroon. The fatalities in Nigeria were the result of road accidents. A comprehensive training programme on defensive driving has subsequently been introduced with the aim of avoiding such incidents in the future. The other contractor was fatally injured during the construction of the new switch building in Duoala, Cameroon.

The Group's commitment to the proactive integration of health and safety objectives throughout our management systems at all levels is reflected in the MTN Group Health and Safety Policy and in the associated management procedures. Core to the implementation of the policy, is the Group's structured Risk Control Management Process (RCMP) introduced in all operations. The RCMP is based on ten key elements, each of which is supported by a set of procedures and standards contained in the MTN Health and Safety Manual, which may be tailored to address regional-specific circumstances. These elements include organisation and leadership, emergency preparedness, incident reporting and investigation, document control, training, risk assessments and the management of contractors.

Throughout the Group, the primary safety concerns for employees are those associated with working on towers during routine maintenance of base stations and road traffic accidents. Procedures are in place to ensure the provision and effective use of personal protective equipment, such as climbing harnesses. In a number of our operations the Group provides training courses on defensive driving skills and in some instances, it has also installed vehicle logging systems in company vehicles to promote improved driving and maintenance practices.

ADDRESSING HIV/AIDS IN THE WORKPLACE

Recognising HIV/AIDS as one of the most significant challenges affecting the African region, the MTN Group is committed to addressing this issue in a structured manner. The Group is implementing a comprehensive HIV/AIDS Policy (see box on page 44) disseminated widely through management briefing sessions, induction training and internal network groups.

Internal awareness programmes include informative posters and e-mails, providing education through industrial theatre, including articles in our monthly staff magazines and sending out SMSs to all our staff, particularly on dedicated occasions such as World AIDS Day. The Group supplies condoms at most sites.

Recognising the potential effect of HIV/AIDS on its business in the future, the Group constantly monitors the general infection rates in the countries in which it operates. According to recent UN estimates, sub-Saharan Africa currently has 29,4 million people living with HIV/AIDS, ten million of whom are aged 15 to 24. Without significantly increased prevention, treatment and care efforts, the AIDS death toll in the region is expected to continue rising before peaking around 2010. The UN estimates that in just 12 years, the population in a number of SADC countries will be 19% lower as a result of HIV/AIDS. Our various community-based activities on HIV/AIDS are described in the section on the Group's Corporate Social Investment programme, as well as in the individual country-specific reports.





COMBATING BRIBERY AND CORRUPTION

The Group takes an unequivocal position against bribery and corruption throughout all of its operations. Clear guidelines have been laid down on this issue, any breach of which is treated as a dismissible offence. Group policies on this issue are supported by thorough internal auditing procedures, as well as by facilities enabling employees to disclose malpractice. During the reporting period, 21 employees were dismissed for fraudulent or improper activities.

POLITICAL SUPPORT

The Group encourages the personal participation of its employees in the political process and respects their right to absolute privacy with regard to their personal political activity.
In accordance with our commitment to upholding good corporate governance practices, the Group does not make donations or provide funding to any political parties for administrative or campaign purposes.

MTN'S ANNUAL LEADERSHIP CONFERENCE

During the review period, the Group held its first annual leadership conference. The two-day *Leading for the Future* conference provided a valuable consultative platform for our top management from throughout the Group, culminating in a 12-point MTN Leadership Vision aimed at realising the Group's ambition of being the leading communications company in Africa.

MTN GROUP LEADERSHIP VISION

1. Empower our people
2. Share knowledge
3. Instil passion
4. Live the values
5. Innovate and take risks
6. Focus on team work
7. Cultivate trust and integrity
8. Provide vision and direction
9. Take customer-centric actions
10. Deal with and manage change
11. Inspire
12. Be lateral thinkers with a positive solution orientation

MTN'S POLICY ON HIV/AIDS

The MTN Group has a comprehensive policy on HIV/AIDS that has been drawn up in accordance with the South African Department of Labour's Code of Good Practice, and with reference to international and South African legal and ethical standards. The policy, which was launched by MTN South Africa on World AIDS Day in December 2001, commits the Group to providing education and awareness programmes, to supplying condoms and first aid protective equipment, and to assisting employees to access treatment for sexually transmitted infections.

In terms of the policy, MTN South Africa will also assist employees who wish to have an HIV test by providing an on-site counselling/testing service or by referring them to a suitable local service. In the case of exposure to HIV/AIDS through rape or accident, the Group will provide assistance to staff to obtain anti-retroviral therapy. Employees with HIV/AIDS are provided with access to a special medical aid package that is aimed at maintaining their health for as long as possible. Should a staff member's HIV/AIDS status become known, the Group will not tolerate any form of discrimination against that person.

This policy, which has been reviewed externally by the AIDS division of the Wits Law Society, is disseminated widely through management briefing sessions, induction training and internal network groups.


Life is so wonderful,
I MUST PROTECT MYSELF AGAINST AIDS !
MTN



BRIDGING THE DIGITAL DIVIDE

The MTN Group believes passionately in the power of telecommunications to increase opportunities for economic development and growth, particularly in rural areas. Installing community payphones in under-serviced areas is an integral requirement of most of our licence agreements. In most cases, the Group has exceeded these requirements.

To date, MTN South Africa has installed over 10 000 community payphones in under-serviced areas. Together with the establishment during this period of new retailers of mobile phone-cards, the Group has contributed significantly to creating jobs and entrepreneurial opportunities for the unemployed. In Uganda and South Africa, MTN is living up to the spirit of its licence by increasing teledensity in innovative ways, for example by providing telecommunication connections to schools through School Connectivity projects. This project facilitates Internet access for learners to help bridge the digital divide on the continent.

MTN SOUTH AFRICA – GOING BEYOND OUR COMMUNITY SERVICE OBLIGATIONS

In terms of its licence obligations, MTN South Africa was required to provide 7 500 community service stand-alone payphones in under-serviced areas throughout the country within five years. To date, MTN South Africa has spent more than R300 million to install more than 10 000 community payphones in under-serviced areas of which approximately 7 800 are operational. In addition to increasing access to telephony in previously under-serviced communities, these activities have contributed to job creation and local economic growth.

The company has adopted a new business model that includes regular visits to payphones by cellular technicians, as well as the roll-out of Phoneshops, unique purpose-built units that house six to eight cash-over-the-counter payphones, debit/SIM card-operated combined phones and outdoor universal access debit card phones. These Phoneshops have made telecommunication services available to a broad range of users and have helped to enhance economic activity by creating entrepreneurs who receive commission on payphone debit cards purchased from MTN.

In addition MTN's community services division also provides Phoneshop operators with skills training that includes basic financial analysis; budgeting and asset management; and service application know-how and technologies. During the 2002/03 financial year, the installation of MTN card-operated payphones has facilitated 3 500 new retailers and entrepreneurs in under-serviced areas throughout South Africa.


public phones





HOW CELLULAR PHONES WORK

A cell phone is actually a radio, it sends and receives information (voice messages, fax, computer data, etc) by radio communication. Radio frequency signals are transmitted from the phone to the nearest base station and incoming signals (carrying the speech from the person to whom the phone user is listening) are sent from the base station to the phone at a slightly different frequency. Base stations link mobile phones to the rest of the mobile and fixed phone network.

BASE STATION

A base station consists of a tower and a small building containing the radio equipment. This provides radio coverage to a given geographical, the cell. Base stations are connected to one another by central switching centres, which track calls and transfer them as the caller moves from one cell to the next.

Once the radio frequency signal reaches a base station it can be transmitted to the main telephone network, either by telephone cables or by higher frequency radio links between an antenna (e.g. dish) at the base station and another at a terminal connected to the main telephone network.

PROMOTING RESPONSIBLE USE OF MOBILE PHONES

Every day, millions of our customers throughout Africa make use of the unique benefits of convenience and safety offered by mobile telecommunications. However, along with these benefits comes the responsibility of ensuring the safe and socially considerate use of mobile phones. We recognise that there are many instances – such as hospitals cinemas, theatres, weddings, funerals and business meetings – when mobile phones should either be switched off or used in silent mode. We thus encourage our customers to exercise consideration and have supported various awareness-raising initiatives and advertising campaigns aimed at promoting appropriate mobile-phone etiquette.

In South Africa, MTN is a founding member of SACTA, the independent non-profit association that represents the cellular communications equipment manufacturers and network operators in the country. Through SACTA, we participate in providing current and responsible information on mobile telecommunication health and safety issues to the public and government bodies through proactive information provision, the SACTA website (www.sacta.co.za) and the distribution of information brochures at points of sale.

MTN also ensures the privacy of its customes, closely guarding all customer databases. Relevant MTN staff sign non-disclosure agreements to this effect and release of customer information for criminal proceedings requires legal subpoena.

HEALTH AND SAFETY ASPECTS RELATED TO MOBILE TELECOMMUNICATION PRODUCTS AND SERVICES

The health and safety of the public, customers, employees and contractors are extremely important to the Group. It takes seriously its commitment to ensuring that Radio-Frequency (RF) exposure levels generated by infrastructure and services comply strictly with international and national safety guidelines. It also continually monitors and supports RF research, takes guidance from leading health agencies and provides extensive factual, responsible information to customers and the public.

MANAGING OUR BASE STATION SITES RF EMISSIONS

In the location and operation of its mobile base stations, the Group ensures full compliance with the RF sites exposure levels set down in guidelines issued by the South African Department of Health. These guidelines were developed by an expert committee of the International Commission for Non-Ionising Radiation Protection (ICNIRP) and were endorsed by the European Commission (July 1999) and the World Health Organisation (June 2000). This committee is independent of any industry or commercial influence. As an added precaution, the allowable exposure level limits in the ICNIRP guidelines include very generous safety margins (especially for public exposure) and are subject to periodic review. Levels many times below the guidelines are achieved in South Africa through the adoption of best contemporary practice.

ENSURING COMPLIANCE ON RADIO-WAVE EMISSIONS

Detailed Group procedures have been developed and implemented within MTN's ISO 9001 system on the design, construction, location, monitoring and maintenance of all MTN's Mobile base station sites, so as to ensure that – as a minimum – we comply fully with the requirements of the ICNIRP

GOVERNMENT REGULATIONS AND THE TELECOMMUNICATIONS SECTOR

There are a number of issues specific to the telecommunications sector that are regulated by governments. These include for example:

- Providing allocations to the radio-frequency spectrum
- Managing any perceived health risks associated with radio-frequency
- Regulating the use of mobile-phones while driving
- Managing the location of base station sites
- Finding an effective balance between maintaining the rights of mobile-phone users to privacy, while enabling the state to combat crime and protect national security
- Enforcing obligations for the provision of telecommunications services into traditionally under-serviced areas

These sector-specific issues are in addition to the more general government regulations and common law requirements, relating for example to the protection of consumer rights, the promotion of worker health and safety, and the appropriate conservation of the natural environment.



guidelines. We conduct regular monitoring, with sophisticated measurement equipment, to ensure that our RF emissions remain well below the internationally accepted ICNIRP standards, as endorsed by the World Health Organisation.

GUIDANCE BY LEADING HEALTH AGENCIES

With regard to the health and safety aspects of RF exposure levels from mobile base station sites and mobile phones, the Group is guided by the expert advice of international health authorities such as the World Health Organisation (WHO), as well as from the South African Department of Health. The consensus – on the basis of extensive research and the findings of independent scientific review panels – is that there is no substantiated evidence of health effects from the low levels of RF generated by base station sites and mobile phones that comply with national and international safety guidelines.

SUPPORT FOR ONGOING RESEARCH

The Group encourages and supports independent, quality, scientific research and continually reviews the results of RF research being performed throughout the world. The global GSM Association, of which the Group is a member, participates in funding RF research conducted and managed by independent international organisations. The Group also regularly reviews its policies in light of the most up-to-date research findings – with particular emphasis on the findings of recognised, expert, scientific review panels – to ensure that our operations are consistent with the most up-to-date information on RF health and safety standards.

ADDRESSING CONCERNS RELATING TO MOBILE HANDSETS AND BASE STATION SITES

The Group recognises that some stakeholders may have concerns or uncertainties regarding the health and safety aspects of mobile phones and base station sites. It is committed to a process of open and transparent discussion on this issue and to ensuring effective consultation with and information provision to affected communities on the siting of base station sites. In addition, the Group monitors the RF levels emitted by its sites and certifies the sites where the public has raised concerns.

PROVISION OF FACTUAL INFORMATION TO THE PUBLIC

There is a vast amount of information available globally, in all forms of media, on every aspect of mobile telecommunication services and associated technology. MTN continually collates and provides factual information on RF health and safety aspects both directly and through active participation in SACTA.

ADVANCED TELEMETRY APPLICATIONS



As a result of MTN being the first cellular network in South Africa commercially to offer the GPRS platform, Orbtrac – an applications solutions company in the vehicle transportation industry – has been able to offer advanced telemetry applications in partnership with MTN. The combination of cellular GPRS and satellite GPS in Orbtrac's new product range ensures that Vehicle Tracking Systems remain online all the time, with geo-referencing information such as GPS-accurate position, date, time, speed, direction and altitude being updated every 30 seconds. With the new GPRS solution, a fleet operator need only glance at a PC screen to find a vehicle, with the knowledge that the visual positional information is not older than 30 seconds.

PROMOTING BLACK ECONOMIC EMPOWERMENT

AT MTN South Africa, procurement practices are guided by the MTN Group's BEE policy. This policy was developed by the Group in 2000 on the basis of a review of local best practice.

In terms of the policy, each of our suppliers is sent a BEE questionnaire. They are then rated on the basis of an internal scoring system, the results of which are maintained in our database of rated suppliers. The BEE scoring system assesses factors such as ownership, management diversity, internal employment equity programmes, investment in training and social investment programmes, and the suppliers' own procurement policies and BEE procurement practices. On the basis of this scoring system, each supplier is allocated a BEE percentage rate. This percentage is then applied against the total spent with that supplier, with the resulting amount being allocated toward our annual BEE target.

We encourage our suppliers to achieve a stronger empowerment rating in terms of Group criteria. We also actively assist BEE companies to further their business initiatives. In this way, the Group has positively impacted on the economic landscape of South Africa.

To ensure implementation of BEE throughout the company, each business unit is allocated a BEE budget target, the achievement of which is monitored on a monthly basis and forms part of individual key performance indicators. During this reporting period, MTN South Africa's BEE expenditure was approximately R500 million, compared with R582 million in the previous period and R672 million in the 2001 financial year. The lower amount this year is primarily the result of a reduction in procurement expenditure. Our BEE target for 2004 is R700 million.

> *"MTN is driving economic progress in underdeveloped communities by installing new networks that boast the latest global technology and by investing in social development. As wireless technology continues to develop, disadvantaged communities will benefit most."*
>
> *Dr Yvonne Muthien – MTN Group Executive Corporate Affairs*

CORPORATE SOCIAL INVESTMENT PROGRAMME

Throughout the world, but particularly in Africa where the MTN Group operates, the dictum that "the business of business is business", is simply no longer appropriate. MTN believes that the Group is here not merely to conduct business, but also to make a meaningful contribution to economic and social sustainability by investing in the societies in which it operates.

Effective corporate social investment involves more than charity and donations. The Group strives to develop long-term partnerships with all the beneficiaries of its social investment initiatives, focusing on lasting commitment rather than once-off projects.

This section of the report deals primarily with the corporate social investment activities of MTN in South Africa. A brief review of the social investment activities of our cellular operations is provided in the individual operations reports.

THE MTN FOUNDATION

The MTN Foundation was launched in December 2001 as a separate division of the MTN Group. The Foundation's mission is to "improve the quality of life in the communities in which MTN operates, through the establishment of caring partnerships". Social investments are undertaken in accordance with the MTN Foundation's social investment criteria.

During the reporting period, the MTN Foundation invested a total of R15 million in social development initiatives, with an additional R7 million dedicated to MTN's School Connectivity project. This R22 million is over and above our expenditure on marketing and sports-related sponsorships, many of which have a strong social development component and does not include the additional social investments undertaken by the individual operations of MTN International.

MTN FOUNDATION'S SOCIAL INVESTMENT PORTFOLIOS

The MTN Foundation focuses its efforts on the following four key portfolios.

- Education – assisting in improving the quality of education in underprivileged schools.
- HIV/AIDS – educating and sensitising people to the challenges posed by HIV/AIDS.
- Science and Technology – fostering innovation by promoting an interest in science and technology.
- Arts, Culture and Heritage – preserving and building the country's rich cultural and artistic heritage.

Further information on the MTN Foundation is available from www.mtngroup.com.

As part of its commitment to sustainable partnerships, MTN appointed an independent team to assess the effectiveness of its social investment programme. This is the second such review in two years. The review was undertaken against a set of criteria that examined the impact, sustainability and cost-effectiveness of our interventions.

BUILDING EDUCATION

Recognising the importance of education in the long-term development of the country, MTN has contributed to a number of education-related initiatives, dedicating R4 million to such initiatives, excluding the School Connectivity project (see box). The external impact review of CSI activities found that for every R1 spent by MTN, a further R0,80 has been unlocked by other sponsors.

During the reporting period, the MTN Foundation adopted 40 rural schools in eight provinces, providing them with educational material and improved infrastructure. MTN South Africa is one of the founder members of the South African Democracy Education Trust (SADET), which is aimed at recapturing South Africa history from 1960 to 1994 and uses it to develop film and teaching resources. The Trust operates under the auspices of the Presidency.

At an operational level, MTN South Africa's staff have assisted numerous undergraduate and postgraduate students by providing mentorship of projects in the telecommunications field. MTN supports 49 students with bursaries at tertiary level, to the value of R1 million per year. Through MTN's sponsorship of the University of Stellenbosch's SUNSTEP programme, more than 90 000 learners have been trained in electronics and science education over the past five years.





MTN TACKLING HIV/AIDS

During the reporting period, the MTN Foundation contributed R1,2 million to education and awareness initiatives on HIV/AIDS. The external impact review of CSI activities found that for every R1 spent by MTN on HIV/AIDS, a further R3,30 has been unlocked by other sponsors. Its various community projects included sponsoring an HIV/AIDS youth education programme on a national television network, launching an HIV/AIDS job creation and empowerment project in the North West Province, and sponsoring the development of theatre, arts and cultural tools aimed at transferring counselling skills to HIV/AIDS counsellors. The Foundation also provided funding for functions for children living with HIV and/or AIDS, and partnered with the Sports Heroes Walk against HIV/AIDS from Johannesburg to Cape Town which raised money for hospices and care centres. It has also integrated activities on HIV/AIDS within our sponsorship programmes on arts and culture, and science and technology.

PROMOTING SCIENCE AND TECHNOLOGY: THE MTN SCIENCENTRES

During the reporting period, the Foundation provided sponsorship of R5,5 million for science and technology projects. The MTN ScienCentre in Cape Town continues to be the flagship project in this field, making a significant contribution to promoting awareness and interest in science and technology. During the year, the ScienCentre hosted a number of important initiatives, including exhibitions on the science of cricket (to coincide with the ICC Cricket World Cup) and an eclipse education programme for parliamentarians and the general public. Building on the success of the Cape Town Centre, the MTN Foundation launched a new ScienCentre in Umhlanga, near Durban, in July 2002 and has plans to launch another centre soon in Pretoria. In the external impact review it was found that every R1 spent by MTN on science and technology projects unlocked a further R6,82 from other sponsors. The projects were judged to have a high impact and long-term sustainability.

SUPPORTING ARTS AND CULTURE

MTN's commitment to the arts was again demonstrated over this reporting period through its investment of R1,2 million towards various artistic and cultural activities, which in turn leveraged approximately R4,2 million from other sponsors. This means that for every R1 spent by MTN on Arts and Culture, other sponsors unlocked a further R3,50. During the WSSD held in Johannesburg in August 2002, the Foundation co-ordinated and hosted a successful Child Art and Essay Competition in association with the Department of Environmental Affairs and Tourism and launched the MTN Landmark Retrospective Art Exhibition. An innovative New Contemporaries awards for up-and-coming artists was also launched. In addition, the Foundation sponsored the Rorke's Drift Travelling Exhibition and Publication showcasing pioneering black artists. The Rorkes Drift Centre was the only centre training black artists during the apartheid era. Furthermore, the Foundation provided support for a number of concert tours and performances for various local and international musicians.

MTN AT THE WORLD SUMMIT ON SUSTAINABLE DEVELOPMENT

MTN South Africa was the exclusive cellular telecommunications partner for the 2002 World Summit on Sustainable Development held in Johannesburg in August 2002. The company provided cellular telephony and data services for the thousands of delegates, as well as financial support (R5 million) for the organisation of the Summit. In addition to boosting the capacity of its network through the implementation of a temporary 1800 MHz network to ensure uninterrupted cellular services during the Summit, it also launched an interactive hotline in seven languages to provide media, delegates, Johannesburg residents and businesses with up-to-date information on the Summit.

MTN SOUTH AFRICA'S SCHOOL CONNECTIVITY PROJECT



Responding to President Thabo Mbeki's call to the nation to bridge the digital divide, MTN South Africa has entered into partnerships with a number of non-governmental organisations and other companies to equip schools with computer laboratories, provide training in ICTs and support Internet access. During the reporting period, the MTN Foundation invested R7 million into schools connectivity and recruited four major partners which together contributed another R3,5 million. For every R1 MTN spends, it has unlocked R0,50 from other sponsors.

In its first year, the Schools Connectivity project has seen the establishment of multimedia centres at 32 rural schools in KwaZulu-Natal, Mpumalanga, Eastern Cape and Limpopo Provinces. The multimedia centres are equipped with 10 computers; a server; a 3-in-1 printer, copier, scanner and fax machine; a television set; video recorder; and a GPRS modem, which uses the MTN network and provides faster access to the Internet. Approximately 32 000 learners will benefit immediately from these centres. In addition, thousands of community members will have access to multimedia facilities over weekends. The establishment of phone shops at each of these schools means that the profit generated from the use of the facilities will support the teaching of mathematics and science. In addition, about 30 000 households in previously underserviced communities will now have access to telecommunications facilities. During the review period, the Foundation partnered Dimension Data in building a school and a computer laboratory in Mount Frere, Eastern Cape, in honour of former president Nelson Mandela. The school has eight classrooms, an administration block, science laboratory, library and an ICT laboratory. The Foundation contributed an additional R1,5 million to the school.

MTN FOUNDATION PORTFOLIO SPEND (Rm)


7
6
5
4
3
2
1
0
Science and technology
Education
Arts Institute
HIV/AIDS
Schools Connectivity
Special projects
2001
2002

MOBILE BUSINESS



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Being connected to the MTN network not only gives business executives access to a range of free services, it also offers a choice of optional subscription-based services to enhance a mobile lifestyle. These services, available mainly in South Africa at present, will be introduced to the other operations as markets mature.

- MTNdataFAST enables customers to send and receive data up to four times faster than other GSM networks by using MTN's high-speed circuit switches data transfer technology. MTNdataFAST allows users to send and receive any data from real-time moving pictures to spreadsheets, via a mobile phone to a laptop or PDA.
- MTNdataLIVE allows customers to be on-line all the time, but only pay for the data that is transferred.
- Enhanced Fax Data allows clients to take their office wherever they go by providing access to fax, e-mail and data communications. Appropriate software will need to be loaded on the computing device (Laptop/PDA) used.
- Bulk SMS allows for one message to be sent to more than one number at the same time.
- Enhanced Voicemail allows users to create a mini communication network with a mobile phone allowing more messages to be handled.
- Telemetry is the mechanism by which information is interchanged between remote and separate locations for the purpose of monitoring and/or control.

What our stakeholders asked us to report on

- Policies and practices on HIV/AIDS
- Policies on staff retention
- Skills development activities
- Nature and criteria for corporate social investment and community projects
- Support for educational activities, particularly in science and mathematics
- Performance against employment equity targets
- Activities to promote black economic empowerment and the use of local suppliers
- Nature of plans to replace expatriates with local people
- Evidence of support for local cultural activities
- Extent to which Community Service Obligations are addressed
- Nature of the impact of radio-frequency emissions from base stations, antennae and mobile terminals

ENVIRONMENTAL PERFORMANCE

The environmental dimension of our corporate sustainability performance refers to the direct and indirect impacts that the Group's activities have on the natural environment. These include, in particular, the impacts associated with the installation and operation of our towers and base station sites as well as the more generic impacts associated with the administration of a large business organisation. From an environmental perspective, the telecommunications sector is typically classified as being of "medium impact".

IMPLEMENTING ENVIRONMENTAL MANAGEMENT SYSTEMS

The MTN Group is committed to ensuring that the impact on the environment of its operations is managed effectively. To achieve such commitment, the Group developed an Environmental Management Programme (EMP), which considers all aspects of environmental impact through its operations, especially the base station site's life cycle, from the time of building to the time of decommissioning to ensure minimum environmental impact at all stages. This programme was audited by the South Africa Bureau of Standards (SABS) and MTN South Africa was the first African telecommunications network to be certified as an ISO 14001 company based on ISO 14000:1996 series of International Standards for its telecommunication network (awarded on 29 July 1999). The company has also achieved ISO 9001 certification for its Quality Management System for the Network and Information Systems Groups and ISO 9002 for its Customer Services department, confirming that all its operations perform in line with stated policies, processes and procedures.

In those operations in which MTN has not yet fully implemented an EMP and achieved ISO 14001 certification, the MTN South Africa's EMP has been made available for reference. In each of these operations, the Group strives for strict compliance with relevant environmental legislation.

MTN'S ENVIRONMENTAL POLICY AND MANAGEMENT SYSTEM

The MTN Group Environmental Policy commits the company to implementing a documented environmental management system (EMS) that identifies and addresses the significant environmental aspects of the Group's activities. The Group's EMP includes best practice for the building of MTN infrastructure and masts, and makes specific provision for waste minimisation, pollution prevention, energy efficiency, the use of environmentally preferred materials and the management of impacts on flora and fauna. The policy commits the Group to working in co-operation with others, including in particular our suppliers and contractors, to enhance common environmental objectives. It also commits the Group to working within the country's legislation. Every effort is made to ensure that the Group keeps ahead of legislative requirements and developments.

In cases where existing environmental law is seen to be inadequate to ensure the protection of the environment, as well as human health and safety, the appointed functions within the company will establish and implement more effective standards. Standards have been developed at Group level and are implemented throughout its operations, though they may be tailored to address local and regional-specific issues. The Group is committed to keeping abreast of international developments in environmental policy, including issues such as the regulation of electromagnetic fields.

ENVIRONMENTAL MANAGEMENT REVIEW

In terms of the Group Environmental Policy, management is committed to reviewing the EMS at least twice a year with the aim of ensuring its continued relevance and effectiveness. In addition, external auditors will verify that MTN South Africa continues to comply with ISO 14001, as well as identifying any required actions for ensuring continuous improvement.

During the current reporting period, as a result of restructuring activities, changes were made in an effort to improve performance. However, the new lines of responsibility for environmental, health and safety performance designation were not completely finalised. The Group is committed to addressing this issue, as well as to achieving ISO 14001 certification throughout all its operations.

ENVIRONMENTAL TRAINING PROGRAMMES

The Group has documented procedures in place aimed at ensuring that employees at each relevant level have an understanding of the potential environmental impacts of their work activities and are aware of their roles and responsibilities in conforming to the requirements of the EMS. All personnel performing tasks that can cause significant environmental impacts, as well as those carrying out specialised environmental management functions, will be competent on the basis of appropriate education, training and/or experience. In addition, all relevant MTN contractors and suppliers are required to identify the training needs for their employees, agents and subcontractors, to ensure that they receive satisfactory education in the field of environmental management.

ENVIRONMENTAL PROSECUTIONS

During the reporting period, no prosecutions were brought against the Group for the contravention of any environmental laws and no fines were paid. A civil case was brought against MTN Cameroon, however, regarding alleged noise nuisance associated with a generator at an MTN base station site. MTN has followed up on this complaint with the participation of external consultants who have shown that the activity was well within international and local guidelines.

MANAGING THE ENVIRONMENTAL IMPACTS OF BASE STATION SITES

The MTN Group's network of base station sites forms the backbone of its operations, providing the basis for its telecommunications services. There are a number of important environmental issues that need to be provided for in the design, construction, location, monitoring and maintenance of all base station sites. Detailed procedures have been developed to address these issues and they form an important element of the Group's EMS (see box on page 56).

In choosing the location of the sites to meet network demand, the Group is guided by various considerations, including suitability for providing radio coverage, the proximity of other base station sites, the proximity of electricity supply, the nature of vehicle access, visual impact and the concerns of affected landowners and other stakeholders.

ADDRESSING OUR ENVIRONMENTAL IMPACTS

The foundation of an effective EMS is the identification and prioritisation of the key environmental aspects that need to be managed. In developing the EMS for MTN South Africa, external experts were brought in to assist in developing a comprehensive register of all the environmental aspects associated with our operational and administrative activities. This comprehensive list forms the basis for the Group's internal EMS.

The MTN Group has begun work intended to standardise environmental management across all its operations. The focus of the narrative below relates primarily to the activities of MTN South Africa.

ENERGY USE

Compared with most other process-oriented industries, the MTN Group is not a high energy user. Most of its energy use is associated with the servicing of office buildings, the supply of air-conditioning to base stations and the use of diesel and petrol in network vehicles and base station site generators. The typical level of energy usage for an MTN Group operation is provided in the box on page 57.

In terms of meeting the Group policy objective relating to energy efficiency, the company is currently examining options for improving efficiencies and achieving significant cost-savings by adapting the requirements for the ambient temperature within base station site equipment container. A study has been undertaken to examine the potential for using solar and wind power at more inaccessible sites, but these were not seen to be sufficiently reliable alternatives.





MTN'S BASE STATIONS SITES

A base station site consists of a radio transmitter and receiver, to which cellphones communicate during a call. The base station site consists of a rack of electronic equipment, a power supply and a battery for power back-up purposes. An antenna system is used for transmitting the radio signal. The following methods are used for mounting an antenna:

- **On structures (lattices, monopoles or "tree" masts):** These are typically between 8 m and 55 m tall. The taller structures allow a larger coverage area and are generally used in rural areas. In a number of instances, the Group shares structures that are owned by other utilities or networks. More than 700 structures have been shared to date. This ensures greater efficiency and minimises visual intrusion and the need for land.
- **On buildings:** Mounted on the roof or against the walls. Buildings provide convenient mounting locations in urban areas where the antenna does not need to be high above the ground.
- **Inside buildings:** Some base station sites are mounted entirely inside buildings, providing coverage in places such as shopping centres, airports and corporate headquarters.

The average area of land required for our base stations is in the region of 12 – 15 m^2. The Group operates 4 084 such stations in South Africa, 155 in Cameroon, 478 in Nigeria, 61 in Rwanda, 59 in Swaziland and 230 in Uganda. While most sites are leased, in a number of instances land has been purchased to house these facilities.

GROUP PROCEDURES RELATING TO BASE STATIONS SITES

Detailed procedures have been developed aimed at minimising the impact of base stations on the environment. These procedures prescribe the actions that should be taken, for example, to:

- identify the need for the new site and to specify possible alternative locations;
- evaluate and address the visual impact of the proposed mast or other structure;
- ensure that all necessary approvals are obtained and environmental impact assessments undertaken, where required;
- inform and consult with relevant stakeholders as required;
- manage and monitor the activities of contractors and suppliers during and at the end of construction;
- ensure that, once operational, each base station site is visited, at a minimum, at six monthly intervals to ensure effective maintenance in accordance with a field routine maintenance procedure;
- ensure that environmental and health and safety issues are followed during decommissioning.

The procedures regarding the design and installation of sites are followed throughout the Group. In some instances, modifications have been made to address local-specific conditions, an example being the provision for pitched roofs to deal with higher rainfall levels in countries such as Cameroon.

Various energy-saving opportunities were identified as part of the design of the new head office for the MTN Group (see case study).

The Group has not yet implemented a comprehensive monitoring, measurement and reporting programme for energy consumption throughout its operations and will address this during the next reporting period.

WATER USE

Due to the nature of the Group's activities, water use is not a critical management issue. The company's water use is limited primarily to consumption at corporate offices and to minor applications within the network operations, such as the cleaning of vehicles at several of our warehouse sites. Specific provision was, however, made in the design of the new Group head office for minimising water use.

As water use within the Group is minimal, we do not intend to implement a comprehensive monitoring, measurement and reporting programme.

MATERIALS USE

Due to the nature of the Group's core activity, the monitoring of total material flows is not seen to be a critical issue from an environmental management perspective. However, the Group is conscious of the need to ensure effective management of any hazardous materials and has procedures in place to monitor and regulate the use of certain materials such as ozone-depleting substances, asbestos, lead-based paints and batteries containing heavy metals. The Group has conducted a study to identify possible alternatives for the lead-based paint that is used on some of its masts in coastal areas, but no suitable substitute has yet been found.

An example of the volume and nature of the materials typically associated with the construction of base station sites, is presented in the attached case study relating to MTN Swaziland.

IMPACT OF NON-BIODEGRADABLE RECHARGE CARDS

The Group recognises that the unmanaged disposal of non-biodegradable recharge cards is an issue of concern and one that is being faced by cellular network operators across the world. To minimise the impact, the Group encourages clients to return the recharge cards for appropriate disposal. It recognises, however, that due to the number of subscribers, this problem needs to be addressed globally by SIM-card manufacturers and cellular companies. To alleviate the problem, MTN has developed systems to top-up airtime through the use of on-line banking services. This will result in a reduction in the number of non-biodegradable recharge cards available on the market and make a significant contribution to addressing the challenge posed by the incorrect disposal of these cards.

EMISSIONS TO AIR AND WATER

The Group's activities result in limited emissions to air or water. Its air-conditioning units follow the international industry standard and in South Africa these have been checked for compliance with requirements for the phasing out of ozone-depleting substances. A policy is in place regarding the withdrawal of disused air-conditioning units. The management of fuel consumption and related emissions from the company fleet has not been identified as a critical issue. (Note: concerns relating to RF emissions are addressed on page 47).

TYPICAL ENERGY USAGE IN AN MTN GROUP OPERATION

Base stations (all, average) – electricity	50 x 1 100 kWh/month
Other corporate offices – electricity	40 000 kWh/month
Fuel (diesel for network vehicles only)	2 500 litres/month
Fuel (diesel and petrol for all other vehicles)	2 000 litres/month
Base station generators (11 units of capacity 25 kVA)	220 litres diesel/month

The greatest potential for water contamination arises from spills and leaks from our fuel storage tanks. A number of comparatively minor incidents have occurred in the past and steps have been taken to ensure that all new facilities that have fuel storage tanks are designed to ensure containment of any accidental spillage and leakage. A number of sites are being retrofitted accordingly.

WASTE GENERATION

There are a number of waste streams associated with the Group's corporate and network activities, which it is committed to managing. In terms of office waste, the Group has policies in place aimed at promoting the recycling of toner cartridges and paper, and at ensuring the effective management of fluorescent light bulbs. It has entered into an agreement with one of the principal suppliers of mobilephones regarding the safe disposal of used mobilephone batteries of staff and clients and plans are being made to make similar arrangements with our other suppliers.

The waste emanating from the Group's network activities includes packing materials, soil and rubble associated with its construction activities and small volumes of waste oil and used filters arising from servicing generators. Effective procedures are in place to ensure management of all this waste. In all instances the waste oil and filters are removed and managed in accordance with agreed terms, by the contractors who service the generators.

PRODUCT STEWARDSHIP – RECYCLING MOBILEPHONE BATTERIES

Ensuring the appropriate management of used mobilephone batteries is becoming of increasing concern. Mobilephone batteries contain a range of hazardous substances – such as nickel cadmium, lithium-ion, nickel metal hydride and lead acids – and their inappropriate disposal could have potentially significant public health and environmental impacts. Studies indicate, for example that one kilogram of buried batteries may result in the contamination of up to 20 cubic metres of soil.

Since the introduction of communication services in South Africa nine years ago, it is estimated that more than 20 million batteries will have needed replacing. Fortunately most of these batteries are 100% recyclable. While MTN South Africa has joined forces with mobile terminal manufacturers to promote the collection and recycling of used batteries, the Group recognises that there is still insufficient motivation and/or awareness amongst consumers to return batteries for recycling.

In light of the growing emphasis internationally on extended producer responsibility and in accordance with the Group's commitment to corporate citizenship, we recognise that this is an issue that requires further action. In addition, we also recognise that the disposal of old mobile terminals needs to be managed correctly. In this regard, the Group is actively following international developments, including for example the recently launched initiative by the Secretariat of the Basel Convention to set up a pilot project in partnership with industry for the environmentally sound management of end-of-life mobile terminals.

TYPICAL MATERIALS USAGE FOR BASE STATION CONSTRUCTION

In 2002, MTN Swaziland constructed 14 new base stations, requiring the following raw material inputs (these are approximate figures):

- 550 m^3 of concrete.
- 132 tons of galvanised steel for fencing and towers.
- 6 tons of fibreglass for sheltering the transmission equipment.
- 7,5 tons of various radio-transmitting devices.
- 0,75 tons of copper cables and straps for earthing purposes.

PROVIDING FOR SUSTAINABILITY IN MTN'S INNOVATION CENTRE

In designing the new head office for the MTN Group – known as the Innovation Centre – the Group made specific provision for addressing environmental and social concerns. The building was designed using the assessment criteria and guidelines of the independently developed Sustainable Building Assessment Tool, which considers issues such as energy and water consumption, indoor air quality, the elimination of health hazards, waste minimisation and the design of an environmentally sensitive building façade and landscaping.

The new building has a number of design features that demonstrate sensitivity to environmental concerns. These include an energy-efficient façade, windows that can be opened, an efficient building shape, disabled access and the provision of energy-efficient light fittings and air-conditioning services. Demand side energy management played an important role in the design, both in terms of the nature of the electrical installations, as well as structural elements of the building design. Provision was also made for water-efficient devices and for collection and re-use of grey water. In the procurement for construction, explicit provision was made for BEE and the use of local contractors and suppliers.







What our stakeholders asked us to report on

- *Policies and practices relating to siting of base stations and placement of masts*
- Impact of infrastructure on communities and the natural environment
- Activities taken to recycle old phones and batteries
- Nature of activities to address non-biodegradable pre-paid cards
- Nature of activities to promote health and safety in the workplace
- Nature of activities relating to reducing impact of air-conditioning systems

OPERATIONAL PERFORMANCE

MTN CAMEROON

MTN NIGERIA

MTN RWANDA

MTN SOUTH AFRICA

MTN SWAZILAND

MTN UGANDA





OPERATIONAL PERFORMANCE

FIND WATER, YOU FIND LIFE

IT CALLS YOU CLOSER.

A LIFE-GIVING SOURCE AND SOUND THAT NOURISHES AND RELAXES

OPERATIONAL PERFORMANCE

This section of the report provides a detailed summary of the sustainability performance of each of the Group's cellular operations. It also briefly reviews some of the main country-specific concerns identified by stakeholders.

The policies and practices at each of our individual operations are informed by Group policies, while taking into account the unique environments and local conditions within which each of the businesses operate. This section provides an overview of the manner in which the Group policies are applied within each region.

Nigeria	
MTN Group	
Ownership	79,5%
Population	126 million
Start date	Aug 2001
Subscribers	1 037 000

Cameroon	
MTN Group	
Ownership	70%
Population	16,5 million
Start date	Feb 2000
Subscribers	431 000

South Africa	
MTN Group	
Ownership	100%
Population	45 million
Start date	June 1994
Subscribers	4 723 000

Swaziland	
MTN Group	
Ownership	30%
Population	1 million
Start date	July 1998
Subscribers	68 000

Uganda	
MTN Group	
Ownership	52%
Population	24 million
Start date	Oct 1998
Subscribers	363 000

Rwanda	
MTN Group	
Ownership	31%
Population	8,5 million
Start date	July 1998
Subscribers	105 000



Egypt
Nigeria
Ghana
Cameroon
Uganda
Kenya
Rwanda
Tanzania
Zambia
Namibia
Botswana
Swaziland
Lesotho
South Africa





MTN CAMEROON

MTN Cameroon recognises that as a leading private sector investor in the country it has particular responsibilities and expectations that need to be met. As part of an African company that has expressed its long-term commitment to investing in the continent, it is determined to demonstrate its permanence as a major player in the national economy of Cameroon. In addition to its significant positive contribution through job creation, infrastructure development and the provision of telecommunications, MTN Cameroon is committed to making a positive social impact by supporting efforts to combat HIV/AIDS and corruption, by promoting primary health facilities and by investing in education and sports development.

MTN CAMEROON

For the year ended 31 March

Number of subscribers ('000)



500
400
300
200
100
0
00
01
02
03

MARKET INFORMATION (ESTIMATES)
(31 March 2003)

- Population 16,5 million
- Mobile penetration 5,0%

OPERATIONAL

- Pre-paid/ post-paid mix 98%: 2%
- ARPU US$21

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	874	450	98
EBITDA	297	84	(18)
PAT	102	(40)	(77)

Note: Financials and data reflect 100% of operation.
MTN International's interest was 70% as at 31 March 2003 (2002: 100%). In terms of certain conditions of the disposal agreements to local Cameroon shareholders effective April 2002, 80% of MTN Cameroon's economic risk still vests with MTN International and therefore the Group's results include 80% of the results of MTN Cameroon.

PERFORMANCE HIGHLIGHTS

Highlights as at 31 March 2003:

- Positive turnaround from March 2002 under the new management team.
- Revenue increased by 94% to R874 million.
- EBITDA increased by 254% to R297 million.
- 431 000 subscribers.
- Average Revenue Per User (ARPU) of US$ 21.
- Network coverage now includes all ten provinces, with approximately 155 operational base stations.
- Construction of sophisticated new switch building in Douala.

LISTENING TO OUR STAKEHOLDERS IN CAMEROON

Stakeholders interviewed in Douala and Yaounde included senior representatives from government and the regulatory agency, business organisations, a principal client and the media, as well as beneficiaries of our corporate social investment programme:

They identified a range of issues that they expected us to report on, including in particular:

- the nature of MTN's internal and external activities on HIV/AIDS;
- plans to increase teledensity and geographic coverage;
- nature of activities to develop skills in the local IT sector;
- evidence of support for local cultural activities;
- its tariff and billing strategies;
- evidence of its commitment to investing in the region;
- progress in employing local nationals in top management;
- activities contributing to local environmental regeneration.

CORPORATE GOVERNANCE PRACTICES

The Board of MTN Cameroon comprises six permanent members, two from Cameroon and four from South Africa. The Board is supported in its activities by a Board Audit Committee and is currently in the process of establishing a Human Resources Committee. In terms of corporate governance practices, it uses the South African King Report on Corporate Governance (King II) as a best practice guideline. It has an agreed code of conduct, and has taken a strong policy of zero-tolerance for corruption, which is a dismissable offence.

CONTRIBUTING TO THE ECONOMIC DEVELOPMENT OF CAMEROON

Since commencing with operations four years ago, MTN Cameroon has had a positive impact on the development of the national telecommunications infrastructure. The company has approximately 155 operational base station sites, providing services to more than 431 000 subscribers, with network coverage now including all ten of Cameroon's provinces. Its commitment to further expanding this network and to providing services over the long term is reflected in its construction of a new state-of-the-art switch centre in Douala.

The development of the network has generated significant benefits in terms of job creation, the stimulation of entrepreneurship and the generation of public and private revenues for investment in meeting public objectives. In addition to the direct creation of employment, MTN has had significant indirect benefits through its 28 000 points of sale and the 10 000 agents who sell its services through call boxes.

MTN Cameroon's payments to government during the year amounted to R73 million (US$7 million), providing a meaningful resource to help government in the discharge of its social obligations.

INVESTING IN OUR STAFF AND BUSINESS PARTNERS

A key focus area is HIV/AIDS within the workplace. During the reporting period, MTN Cameroon implemented a number of ongoing initiatives aimed at increasing awareness amongst staff. These include a visible poster campaign and the holding of an AIDS awareness week, internal SMS and e-mail messages on HIV/AIDS, the distribution of AIDS awareness T-shirts and the hosting of guest speakers to address staff. Condoms are made available for employees. The company has been an active partner of the National Aids Committee and the business sectoral organisation GICAM in developing and committing to an agreement on managing HIV/AIDS within the workplace.

> *"The private sector in developing countries has a particular responsibility to partner with host governments in meeting public interest goals. This responsibility extends beyond simply paying taxes. This increased responsibility arises from the constraints – such as a low tax base and poor governance practices – that are typically faced by developing country governments in meeting their public objectives."*
>
> *Medical Doctor and Hospital Director – Douala, Cameroon*

MTN Cameroon is committed to equity and non-discrimination in the workplace and seeks to achieve a suitable balance in gender and local regional representation in the workforce. As with all the individual MTN operations, the company is pleased with the significant progress made in localising the management and employee team through recruitment and training of Cameroon nationals. There are currently no organised trade unions in Cameroon.

MINIMISING SAFETY, HEALTH AND ENVIRONMENTAL IMPACTS

The main safety concerns for MTN employees are associated with climbing towers during routine maintenance, and road traffic accidents. To minimise any incidents, the company provides training and safety harnesses for all maintenance personnel and runs a series of courses on defensive driving. It has also installed a vehicle logging system aimed at promoting safe driving and vehicle maintenance practices.

A separate project management company undertakes the construction of facilities. As a condition of contract, it is required to comply with specific safety standards. It is regrettable, however, that during the year a contractor was fatally injured during the construction of the new switch station in Douala.

The network currently operates from approximately 155 sites, none of which is deemed to be in a particularly environmentally sensitive area. The design, installation and maintenance of sites are guided by the policies and technical documents of the MTN Group. The company maintains ongoing contact with Group developments through various technical forums and regular meetings. In terms of energy usage, it has examined energy efficiency options, primarily as a means of improving operating efficiency and reducing exposure to unreliable energy sources. It is investigating the potential for using solar energy in the north of the country for cooling purposes, though some uncertainties remain regarding technical feasibility.

CORPORATE SOCIAL INVESTMENT PROGRAMME

The company's commitment to investing in the long-term future of the region is further evidenced by the nature of its corporate social investment programme. Key elements of this programme include increasing public awareness on HIV/AIDS, investing in training and education programmes for the youth, providing support for cultural and artistic events, and sponsoring technical training programmes and forums relating to the information and telecommunications sector. During the reporting period, the company committed R5 million (US$504 872), to such projects.







The company is also the principal sponsor of the Cameroon Football Federation (Fecafoot), where it promotes the long-term development of soccer at all levels, with a particular focus on the youth. We believe that the social and developmental benefits of this support are significant, particularly as Cameroon is a country where football is a passion, but where sporting infrastructure is often lacking. Internal audit procedures are in place to ensure that all corporate social investments are effectively applied to the specific causes to which they were allocated.

Since its launch on 8 August 2001, MTN Nigeria has consistently exceeded business plan forecasts for the number of subscribers. As at 31 March 2003, the company had over one million subscribers. Despite this strong performance and leadership position, its penetration of the estimated addressable GSM market in Nigeria is still limited, providing an opportunity for further growth. Some 364 local government areas, spread across 22 states, currently receive a partial or full MTN signal, accounting for an estimated 38% of the total Nigerian population of 126 million.

MTN NIGERIA

For the year ended 31 March

Number of subscribers ('000)


1 200
1 000
800
600
400
200
0
2002
2003

MARKET INFORMATION (ESTIMATES)
(31 March 2003)

- Population 126 million
- Mobile penetration 1,4%

OPERATIONAL

- Pre-paid/ post-paid mix 98%: 2%
- ARPU US$57

FINANCIALS

	2003 Rm	2002 Rm
Revenue	5 361	1 316
EBITDA	2 088	(25)
PAT	1 307	(261)

Note: Financials and data reflect 100% of operation.
MTN International's interest was 79,5% as at 31 March 2003 (2002: 77,5%).

PERFORMANCE HIGHLIGHTS

Highlights as at 31 March 2003:

- Revenue increased from R1 316 million to R5 361 million year on year.
- EBITDA of R2 088 million.
- Profit after tax of R1 146 million (not taking into account deferred tax asset).
- Subscriber growth to 1 037 000 subscribers at 31 March 2003 from 327 000 in March 2002.
- Average Revenue Per User (ARPU) of US$57.
- Official opening of the microwave radio transmission backbone.
- Providing coverage in 40 cities and towns.
- Over 478 base transceiver stations, with network coverage of 14% of the geographic area.
- Opened eighth state-of-the-art Friendship Services Centre.

LISTENING TO OUR STAKEHOLDERS IN NIGERIA

Stakeholders interviewed in Nigeria included business partners and suppliers, distributors, academics, NGOs and recipients of our corporate social investment programme. They identified a range of issues that they expected us to report on, including in particular:

- tariff and billing strategies;
- policies on corruption;
- plans to increase teledensity;
- campaigns to improve mobile phone etiquette;
- policies to minimise child labour
- progress in employing local nationals ;
- current and anticipated stakeholder engagement activities;
- policies and programmes on the health and safety of masts;
- activities to minimise litter associated with used voucher cards;
- activities to manage environmental impacts of diesel generators;
- provision of training to external stakeholders.





CORPORATE GOVERNANCE PRACTICES

MTN Nigeria is committed to implementing effective corporate governance practices. MTN Nigeria's Board consists of eight permanent members. The Board is supported by the Audit, Project, Credit and Management Committees in its activities.

CONTRIBUTING TO NIGERIA'S ECONOMIC DEVELOPMENT

The issue of tariffs understandably remains an area of great interest to many stakeholders. The current tariff structure in Nigeria is a function of the very high cost of doing business there, coupled with the significant capital outlay required, particularly at this early stage of operations.

When discussing the issue of tariffs, it is important to consider them in the context of the significant economic benefits that MTN's activities have had on Nigeria, in terms of direct and indirect job creation, increased government revenue and enhanced opportunities for large and small businesses. It has been estimated for example that MTN's activities may have resulted, directly and indirectly, in the creation of more than 20 000 new jobs.

Over the first few years of operation, MTN plans to invest some US$1,3 billion in building mobile communications infrastructure in Nigeria. In addition to the significant Y'helloBahn investments, we are currently deploying new base stations throughout the country at an average rate of two per day.

At the end of the financial year, MTN Nigeria had 1 037 000 subscribers, covering 14% of the geographic area of Nigeria. MTN Nigeria is in the second year of a five-year tax break and accordingly paid no corporate taxes for the year under review. Nevertheless, PAYE, VAT, levies and import duties in the region of R637 million (US$65 810), were paid in cash during the year.

COMMITTED TO HEALTH, SAFETY AND THE ENVIRONMENT

Regrettably, three contractors were fatally injured during 2002 as a result of road transport incidents. The company is firmly committed to minimising such incidents in future and has launched a comprehensive defensive driving training programme. Thus far over 200 drivers have been trained. During the year, the company also had two disabling injuries and two non-disabling incidents.

To ensure effective management of safety, health and environmental (SHE) issues, the company has recently introduced a comprehensive SHE policy and a 2003 corporate SHE plan. Compliance with the policy is mandatory for all employees and contractors. Recognising that the company's activities can have an impact on the environment, MTN Nigeria has undertaken an Environmental Impact Assessment (EIA) that will be completed soon. We are committed to implementing and maintaining an on-line EMS and to ensuring compliance with the requirements of the ISO 14000 series of international standards.

In terms of its development plans, the company foresees the installation of approximately 4 500 base station sites throughout the four eco-zones of Nigeria. Most of these will be in urban areas, with 40% – 50% mounted on rooftops. For greenfield base station sites, acquisition of land will only be considered where there are no existing structures. Procedures regulating the activities of employees and contractors have been developed aimed at ensuring suitable provision for SHE considerations during the construction, maintenance and decommissioning phases of these sites.

CORPORATE SOCIAL INVESTMENT PROGRAMME

During the reporting period, MTN Nigeria invested R3 million (US$320 000) in various corporate responsibility initiatives, focusing on sports, health programmes – with an emphasis on women, children and HIV/AIDS – youth education, as well as arts and culture.

As part of its commitment to addressing the HIV/AIDS pandemic, the company sponsored the procurement of two Cyflow machines (equipment that allows for effective diagnoses of HIV/AIDS and provides critical monitoring of patients on anti-HIV/AIDS drug therapy) to the University of Jos Teaching Hospital, Jos and the University College Hospital, Ibadan. The machines are valued at R580 000 (US$60 000).

In January 2003, the company began implementing the MTN Book Aid initiative, an intervention aimed at bridging some of the shortcomings of Nigeria's educational system. Other partners in the MTN Book Aid initiative are the Education Tax Fund and SchoolNet Nigeria, the Nigerian subsidiary of a global NGO. In this project, MTN has begun distributing wall charts on science subjects to secondary schools across the country, as well as inserting booklets on maths and science in national newspapers weekly. These booklets will later be bound into textbooks, mass printed and circulated in at least 10 000 junior secondary schools across the country. MTN has also sponsored over 20 children's events aimed at alleviating the suffering of disadvantaged youth across the country.

In November 2002, MTN revived the annual Lagos Marathon after an eight-year lull. The company spent over R8 million (US$760 000) in sponsoring the activities that led to a rebirth of this event now known as the MTN Lagos International Half Marathon. It attracted more than 12 000 participants. This forms part of MTN's programme of fostering mutual understanding and social cohesion.

> *"On behalf of the AIDS Prevention Initiative in Nigeria, please accept our heartfelt thanks for your most generous and important donation. This represents an important contribution to HIV/AIDS prevention and control efforts in Nigeria."*
>
> *Professor Phylliss J Kanki, Director, AIDS Prevention Initiative in Nigeria*





MTN Rwanda, the sole mobile operator in Rwanda, had 105 000 subscribers as at 31 March 2003. MTN Rwanda brand recognition remains high with 98% spontaneous brand awareness.

PERFORMANCE HIGHLIGHTS

Highlights as at 31 March 2003:

- Subscriber numbers of 105 000 from 69 000 in March 2002 representing a 52% increase.
- Average Revenue Per User (ARPU) of US$27.
- Adoption of new MTN brand identity.
- Achieving coverage for all 14 major urban areas.

MTN RWANDA

For the year ended 31 March

Number of subscribers ('000)


120
100
80
60
40
20
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) *(31 March 2003)*

- Population 8,5 million
- Mobile penetration 1,2%

OPERATIONAL

- Pre-paid/post-paid mix 97%: 3%
- ARPU US$27

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	280	238	111
EBITDA	130	89	42
PAT	60	34	16

Note: Financials and data reflect 100% of operation.
MTN International's interest was 31% as at 31 March 2003 (2002: 31%).

CORPORATE GOVERNANCE PRACTICES

The Board of MTN Rwanda consists of six non-executive directors who meet quarterly. The company has developed its own set of corporate values based on those of the MTN Group, placing emphasis on integrity and taking a strong stance against fraud and corruption.

CONTRIBUTING TO THE SOCIO-ECONOMIC DEVELOPMENT OF RWANDA

MTN's activities have had a significant positive impact on the local economy. Before MTN arrived, there were only 20 000 telephone lines in the country. At present MTN has over 105 000 customers. In terms of coverage, MTN met its licence obligations in 2000 and is now focusing on increasing teledensity throughout the country. MTN activities in the region have had significant benefits in terms of stimulating job creation and business development opportunities. The company is an important mainstay of local suppliers and provides valuable support for industry expositions, sport sponsorships and a local bus company.

Payments to government during the year amounted to R13 million (US$1,4 million), providing a meaningful resource to help government in the discharge of social obligations.

LISTENING TO OUR STAKEHOLDERS IN RWANDA

Key stakeholders, including government and regulatory agencies, business partners and clients, identified the following issues for the purposes of reporting on our sustainability performance:

- the nature of MTN's ongoing activities to bridge the digital divide;
- MTN's billing strategies and possible plans to reduce tariffs;
- nature of activities to develop skills in the local IT sector;
- evidence of MTN's commitment to local personnel and materials;
- nature of activities to protect the rights of the child;
- general data on MTN's social and environmental impacts.

INVESTING IN OUR STAFF AND BUSINESS PARTNERS

MTN's commitment to investing in the region is reflected in its commitment to building capacity and skills amongst Rwandan nationals and to implementing a policy of "localisation" in its recruitment and succession policies. Currently 98,5% of its staff are Rwandan nationals. As part of its localisation programme it supports a number of Rwandan students in their training in South Africa as engineers, as well as providing them with internship opportunities.

MTN Rwanda has placed a strong focus on recruitment practices based solely on merit and appropriate skills. All staff and their immediate families are provided with medical aid and telephone benefits are extended to include staff spouses.

HEALTH, SAFETY AND ENVIRONMENTAL ISSUES

The company does not have any formalised management systems or employee representative committees dealing with health and safety issues. During the reporting period, there were no work-related fatalities amongst employees or contractors.

Although there is currently no formal policy in place on HIV/AIDS, the company has liaised with a number of other private sector organisations to form a dispensary where MTN staff are able to access treatment. It recognises that this is a critical issue and an area that may require more dedicated management focus.

The construction and maintenance of masts and base stations is undertaken in accordance with MTN Group standards. MTN Rwanda recognises that there are litter concerns associated with the disposal of mobile phone recharge cards and seeks to address this through the provision of dustbins at most dealerships. No initiatives have been undertaken to manage the recycling and disposal of used mobile terminals or batteries.

CORPORATE SOCIAL INVESTMENT PROGRAMME

During the reporting period, the company committed R2 million (US$232 000) to a variety of different projects. Its corporate social investment programme has moved from its initial focus on addressing emergency needs to providing support for more sustainable projects such as schools and housing, the provision of clean water, environmental initiatives and various socially-oriented sports programmes.

MTN has partnered with a local NGO in an effort to address the issue of homeless street children, a significant social problem in Rwanda, and has provided support towards environmental sanitation projects in Kigali, the construction of roads and support for orphans. MTN is also a significant sponsor of sporting activities which have an important beneficial impact on local communities.



MTN SOUTH AFRICA



MTN South Africa is the country's second largest cellular network operator. MTN's GSM network has approximately 4 100 sites covering 19 200 km of road and 900 000 km² of land, providing access to 96% of South Africa's population.

The reporting period under review saw MTN South Africa implement a number of initiatives aimed at enhancing its contribution towards sustainable development.

MTN SOUTH AFRICA

For the year ended 31 March

Number of subscribers ('000)



80
70
60
50
40
30
20
10
0
00
01
02
03

MARKET INFORMATION (ESTIMATES)
(31 March 2003)

- Population 45 million
- Mobile penetration 27%

OPERATIONAL

- Pre-paid/post-paid mix 79%: 21%
- ARPU blended R206
  - pre-paid R101
  - post-paid R607

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	12 298	9 982	7 870
EBITDA	3 389	3 191	2 535
PAT	1 485	1 452	1 234

Note: Financials and data reflect 100% of operation.
The MTN Group interest was 100% as at 31 March 2003 (2002: 100%).

PERFORMANCE HIGHLIGHTS

Highlights as at 31 March 2003:

- Revenue increased 23% to R12 298 million.
- Total capable subscriber base grew by 22% to 4 723 000.
- Blended Average Revenue per User per month of R206.
- Implementation of temporary 1800 MHz network for the World Summit on Sustainable Development and the ICC Cricket World Cup.
- Upgraded 99% of the network to GPRS, the high-speed data evolution of GSM that enables internet access from GPRS wireless devices.
- Ongoing progress in promoting employment equity and black economic empowerment.

LISTENING TO OUR STAKEHOLDERS IN SOUTH AFRICA

Government and regulatory agencies, the media, business partners and clients identified the following issues for the purposes of reporting on sustainability performance:

- corporate governance activities;
- nature of BEE initiatives;
- activities to improve customer service;
- activities to manage impacts of masts and mobile phones;
- support of education and training;
- activities to manage HIV/AIDS in the workplace;
- employment equity practices;
- implementation of Community Service Obligation;
- general data on social and environmental impacts;
- nature of stakeholder engagement activities.

CONTRIBUTING TO THE SOCIO-ECONOMIC DEVELOPMENT OF SOUTH AFRICA

During the year, MTN's activities continued to have a positive impact on the local economy. In addition to the social and economic benefits associated with the provision of mobile telecommunication services, the company also implemented specific measures aimed at improving opportunities for disadvantaged individuals and communities.

Through our procurement practices, the company continued to promote BEE, with BEE expenditure amounting to approximately R500 million over the reporting period. Where necessary and appropriate the company provided practical assistance to our suppliers to help them meet BEE criteria. In terms of bridging the digital divide, the company has gone beyond its community service obligations. In total it has installed approximately 10 000 community pay-phones in underserviced areas which in turn has stimulated entrepreneurial activity in these areas. In addition, it has greatly improved access to technological facilities through the Schools Connectivity project (see page 52).

Payments to government during the year amounted to R2 296 million providing a meaningful resource to help government in the discharge of its social obligations.

INVESTING IN OUR STAFF

During the reporting period, a number of initiatives were undertaken aimed at promoting the development and well-being of staff. In addition to customised training programmes, the company continued to provide financial assistance to all employees wishing to undertake additional study. As outlined elsewhere in this report, during the year it introduced three new management development programmes. Employee well-being continued to be promoted through the company's Talent Care programme, providing staff with access to professional counselling services and courses on key areas of interest.

CONTINUOUS IMPROVEMENT IN OUR CUSTOMER OPERATIONS

During the reporting period, a number of improvements were effected throughout the Group, which should contribute to meeting customer expectations.

- MTN South Africa opened its 808 call centre round-the-clock to service customer needs and implemented an on-demand training programme (Star Training) catering for all 808 call centre staff members.
- Through process re-engineering and streamlining, MTN South Africa has reduced query resolution from 5 days to 24 hours and has ensured more effective management of cancellation requests, resulting in an annual save rate of more than 30% of cancellations received.
- A third MTN South Africa call centre, in addition to the Gauteng and KwaZulu-Natal facilities, will come on line in Limpopo Province in the new financial year to assist subscribers to maximise their cellular service.
- A comprehensive skills training programme for customer services staff is being implemented.









TALENT CARE PROGRAMME

At part of MTN's continuing efforts to develop employee well-being, MTN South Africa operates a talent care programme for all staff. Although the scope of the programme is currently limited to MTN's South African operations, assistance is provided to MTN's other operations as required. The key activities in the programme include:

- Providing all staff with access to a professional counselling service.
- Running courses on relevant issues (recent examples include courses on personal financial fitness and anti-hijacking measures).
- Welcoming all new employees through an induction programme.
- Administering "Club 083" which provides staff with special product discount schemes.

DIVERSITY STRATEGY WORKSHOP

On 12 and 13 September 2002, MTN held its first Diversity Strategy Workshop. Attended by 25 nominated employees, the session provided a forum for debate and discussion aimed at identifying measures for more effectively embracing the advantages of diversity in the workforce. This was the first in a series of workshops that collectively will result in the creation of a diversity strategy for the MTN Group.

EXTERNAL AWARDS FOR STAFF TRAINING ACTIVITIES

During the reporting period, MTN received various external awards for its training activities. These included a Services SETA award for MTN's outstanding contribution towards skills development, a R1 million grant received from the Skills Development Fund for MTN's Fast Track Programme and the recovery of R1 million for training from the Services SETA.

HEALTH, SAFETY AND ENVIRONMENTAL ISSUES

Formalised policies and procedures are in place to address health, safety and environmental issues. The company has a comprehensive Health and Safety Policy and Risk Management Process and has ISO 14001 certified EMS based on the series of international standards ISO 1400 since 1999.

During the reporting period, there were no work-related fatalities amongst employees or contractors. The construction and maintenance of masts and base stations is undertaken in accordance with MTN Group standards and applicable legislation. As described elsewhere in this report, detailed procedures are in place to manage and respond to concerns relating to the possible health effects of handsets and base stations.

During the review period, the company continued its efforts to contain HIV/AIDS, implementing a number of employee awareness initiatives and holding regular briefings for line managers on the company's comprehensive policy on HIV/AIDS (outlined on page 44). Staff and their dependants who are on the company's medical aid scheme are able to obtain anti-retroviral drugs. An important initiative during the year has been the training of approximately 60 staff members as peer educators in the main regions of Gauteng, Durban and Cape Town. Managers are also invited to briefings where they are educated on the MTN policy and informed on how best to handle HIV-related issues in the workplace. Staff who require a more specialised approach have access to the MTN Personal Well-being Programme which makes social workers and psychologists available. Managers are also encouraged to access this programme if they need assistance in dealing with HIV-positive staff.

PROMOTING EMPLOYMENT EQUITY (EE)

To assist in the effective integration of employment equity into our business system, the company established an EE Workgroup in 1999. During the reporting period, the company implemented various measures aimed at reinvigorating the activities of the Workgroup. These included clarifying roles and responsibilities throughout the company, developing an employment equity programme and providing specific training for Workgroup members. During the year, it also implemented a consultative programme with employees to ascertain perceived employment equity barriers and to propose appropriate action plans.

In South Africa, our EE target of 60% was exceeded by two percentage points. At senior management level, the ratio of 61% for Group executives and 38% for general managers is in line with targets set.

OUR CORPORATE SOCIAL INVESTMENT PROGRAMME

During the reporting period, the company invested R15 million into various social development projects relating to education, HIV/AIDS, science and technology, and arts culture and heritage. An additional R7 million was dedicated to MTN South Africa's School Connectivity project. These projects are administered by the MTN Foundation. Further details on these projects are provided on pages 50 – 52.

MANAGEMENT: DIVERSITY PROFILE


15%
26%
9%
50%

OPERATIONAL: DIVERSITY PROFILE


14%
36%
19%
36%

☐ % EE Male ☐ % EE White Male
☐ % EE Female ■ % EE White Female

INVESTING IN SPORTING DEVELOPMENT


MTN
MTN
MTN
MTN

MTN South Africa has long been committed to developing South African sport. We believe that our sponsorships and involvement in both soccer and cricket play an important role in enhancing the lives of many South Africans. Some of our key initiatives include:

- The MTN Cup, where we have invested R6 million over three years in soccer for schools in all provinces, including a bursary scheme to encourage and promote education through sport.
- In addition to being a co-sponsor of the national Test Cricket team, MTN is the largest national sponsor of cricket development in South Africa. We have committed R54 million over a seven-year period from 1998 to 2005 to various development projects. These have included MTN Schools Cricket, in which over 100 young cricketers are sponsored, and MTN Cricket Development in which funds are provided annually to the 11 cricket unions for coaching in the townships. In addition, we sponsor the MTN Cricket Academy in Duiwelskloof, near Johannesburg, as well as various cricket clinics and the National Club Championship.





MTN Swaziland commenced operations in 2000 with a ten-year exclusive cellular licence. The company's network now covers 75% of Swaziland and 80% of the population.

PERFORMANCE HIGHLIGHTS

Highlights as at 31 March 2003:

- Meeting licence obligations nine months ahead of schedule, currently covering 75% of the country.
- Maintained a subscriber growth of 24% to 68 000 since March 2002.
- Average Revenue Per User (ARPU) of US$21.
- Revenues increased 23% on the back of a stable network and excellent availability levels.

CORPORATE GOVERNANCE PRACTICES

The company's corporate governance practices are guided to some extent by Group requirements. It is currently finalising a Code of Ethics and plans to implement this during 2003. It has taken a strong position on bribery and corruption, which are dismissable offences.

MTN SWAZILAND

For the year ended 31 March

Number of subscribers ('000)


80
70
60
50
40
30
20
10
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 1 million
- Mobile penetration 6,8%

OPERATIONAL

- Pre-paid/ post-paid mix 95%: 5%
- ARPU US$21

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	194	158	108
EBITDA	85	72	51
PAT	39	36	25

Note: Financials and data reflect 100% of operation.
MTN International's interest was 30% as at 31 March 2003 (2002: 30%).

CONTRIBUTING TO SWAZILAND'S SOCIO-ECONOMIC DEVELOPMENT

MTN Swaziland's activities continue to make a positive impact on local economic activity. It currently has a network of more than 130 distribution outlets throughout the country. In fulfilment of the company's Universal Services Obligation, as set out in the licence, it has already installed more than 100 community payphones in remote areas throughout the country.

Its procurement practices strive, as far as possible, to make use of local Swaziland-based suppliers and contractors.

LISTENING TO OUR STAKEHOLDERS IN SWAZILAND

Stakeholders identified a range of issues that they expected us to report on, including in particular:

- internal and external activities to address HIV/AIDS;
- activities to promote employee health and safety;
- nature of activities to improve customer services;
- MTN's policies on procurement, bribery and corruption;
- information on radio-frequency emissions from mobile phones;
- activities to minimise the environmental impact of base stations.

MTN Swaziland's payments to government during the year amounted to R13 million (US$1,4 million) providing a meaningful resource to help government in the discharge of its social obligations.

DEVELOPING OUR WORKFORCE

The company is committed to staff development. With the aim of enhancing the level of communication within the company, and to encourage employees to contribute to decision-making, the company is in the process of establishing a consultative forum comprising representatives of all departments and divisions.

Recognising the importance of health and safety issues, we have developed a Health and Safety Policy and established documented procedures covering issues such as training and education, fire detection, evacuation, safe working practices and incident and accident reporting. Implementation of the policy is monitored through a Safety Committee chaired by the General Manager Human Resources. No work-related fatalities have occurred since MTN Swaziland commenced activities.

DEALING WITH HIV/AIDS

MTN Swaziland has a draft policy on HIV/AIDS, which will be finalised and implemented throughout the company. The draft policy, which draws on the MTN Group Policy, provides for the establishment of an HIV/AIDS programme dealing with issues such as education and training, the use of condoms, voluntary HIV counselling and testing, and the elimination of unfair discrimination based on HIV/AIDS status. The HIV/AIDS programme will be applicable to all employees and where possible will reach out to include their dependants.

In addition to managing HIV/AIDS within the workplace, the company has joined forces with a number of NGOs as a means of addressing the concern within the broader community. External initiatives include assisting in the distribution of condoms, supporting hospices for the terminally ill and supporting awareness and education initiatives.

MANAGING THE IMPACTS OF OUR BASE STATION SITES

MTN currently operates 59 base station sites throughout Swaziland. These sites are typically located on hilltops and are not seen to have any significant impact on biodiversity. The only environmental impact relates to the minor reduction in available grazing land and the removal of trees, grass and shrubs. Where an existing tower is in a suitable location to meet the company's needs, efforts are taken to share. Internationally accepted guidelines with respect to exposure to RF levels of exposure are adhered to.

Although the company does does not have a formal policy on community consultation, it ensures that it consults community leaders before constructing base stations. Signs are displayed around the base station to inform the community of safety issues.

CORPORATE SOCIAL INVESTMENT PROGRAMME

From its inception, MTN Swaziland has operated a corporate social investment programme aimed at making a meaningful contribution towards the development of disadvantaged communities in a range of developmental areas, including social welfare, community development, sports development and the development of small and medium-sized enterprises. It has joined forces with a number of NGOs, providing financial and technical support on a range of issues. In addition to its initiatives on HIV/AIDS outlined above, it has provided financial support for water infrastructure projects, contributed to the electrification of schools and supported initiatives aimed at stimulating small scale entrepreneurship. It has also embarked on an ambitious sponsorship programme embracing the key sports disciplines, in the belief that this makes an important contribution to social development. During the reporting period, the company committed R272 000 (US$28 099) to a number of social investment.



MTN UGANDA



MTN Uganda was awarded its licence as Uganda's second national operator on April 1998 and launched full commercial service in October 1998. It provides fixed line, optic fibre, wireless local loop and GSM mobile communications to a largely under-serviced market, putting communication within the reach of the majority of the population.

Despite a more competitive telecommunications environment, which saw the introduction of a third cellular operator, MTN Uganda has managed to retain its position in a market where teledensity is just 1,7%.

MTN UGANDA
For the year ended 31 March

Number of subscribers ('000)



400
350
300
250
200
150
100
50
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 24 million
- Mobile penetration 2,1%

OPERATIONAL

- Pre-paid/ post-paid mix 98%: 2%
- ARPU US$28

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	1 124	889	424
EBITDA	533	400	180
PAT	223	177	61

Note: Financials and data reflect 100% of operation.
MTN International's interest was 52% as at 31 March 2003 (2002: 52%).

PERFORMANCE HIGHLIGHTS

Highlights as at 31 March 2003:

- Helping to triple Uganda's teledensity since the launch.
- Subscriber numbers increased to 363 000, a 64% increase since March 2002.
- Being recognised as a leading corporate brand in Uganda in less than three years.
- Pioneering solar power community payphones.
- Demonstrating the company's ability to operate both fixed and mobile telecommunication services.

LISTENING TO OUR STAKEHOLDERS IN UGANDA

Issues identified included:

- nature of activities for addressing corruption;
- activities to address the digital divide;
- MTN's plans to improve customer services;
- nature of activities for addressing HIV/AIDS;
- activities for promoting use of local suppliers;
- evidence of MTN's commitment to using local suppliers and materials;
- procedures for the siting and aesthetics of towers and for managing waste batteries and mobile terminals;
- details on MTN's profits and financial performance;
- nature of activities to maintain the security of base station sites;
- activities aimed at addressing radio-frequency emissions;
- evidence of MTN's commitment to investing in training and technology.

CORPORATE GOVERNANCE PRACTICES

MTN Uganda is committed to implementing effective corporate governance practices, using the South African King Code of Practice (King II) as the basis for governance practices. The company has taken an aggressive stance of zero tolerance of all forms of fraud, bribery and corruption, disseminating a document on this issue to all dealers, instituting internal procedures and establishing a confidential fraud line for reporting incidents of fraud.

CONTRIBUTING TO THE SOCIO-ECONOMIC DEVELOPMENT OF UGANDA

MTN's commitment to investing in Uganda for the long term is demonstrated by the nature of its ongoing investments in the region. The initial capital investment of US$40 million has increased to more than US$175 million as the company continues to expand coverage throughout the country and improve the access of Ugandans to telecommunications services. At the end of the financial year, the company had over 363 000 subscribers, with coverage of 55% of the population of Uganda. MTN has also provided over 2 500 community payphones since inception.

During the year MTN Uganda took steps towards being listed as a public company and continued to make a significant contribution to a range of social investment initiatives. It also made valuable progress towards our goal of ensuring that Ugandans hold senior management positions. Currently there are seven expatriates in senior management positions, as compared with 15 when we commenced operations.

Payments to government during the year amounted to R114 million (US$11,8 million) providing a meaningful resource to help government in the discharge of social obligations.

INVESTING IN OUR STAFF AND BUSINESS PARTNERS

MTN Uganda provides a diverse range of training for its staff at all levels, including courses in customer care, training and awareness of our technology, management development and team building, and defensive driving. Protecting the health and safety of our employees is a priority. The company instituted procedures to ensure that a rapid reaction unit is deployed in emergencies.

During the reporting period, MTN Uganda continued to develop strong partnerships with its various dealers, providing them with training and technical assistance. This included partnering One2Net and Africa Online in launching the first pay-as-you-go internet service in the country.

"MTN is an icon for successful investment in Uganda."

Investment Executive, Uganda Investment Authority

"We would not have achieved our success without MTN – we have benefited from management and leadership skills, forecasting and planning."

dealer for MTN Uganda





MINIMISING ENVIRONMENTAL IMPACT

To ensure that its activities and installations conform with legal requirements, MTN Uganda commissioned the Engineering Department of Makerere University to conduct environmental audits of 30 base station sites throughout the country. The audit reviewed such issues as raw material use, atmospheric emissions, water protection, solid waste, noise, transportation and their contribution to socio-economic enhancement. In compliance with Uganda's National Environmental Management Act, the company published a separate annual environmental report of our activities.

CORPORATE SOCIAL INVESTMENT PROGRAMME

MTN Uganda's commitment to investing in the company is reflected in its corporate social investment programme. During the reporting period, it committed R2 million (US$202 000) to a variety of different projects. These included housing and school projects, initiatives on HIV/AIDS, rural development and job creation, socially significant sporting activities and technical training. The company also renewed its partnership with Habitat for Humanity for another three years, in terms of which it has committed to sponsoring the construction of 20 low-cost houses annually. In addition to providing financial support, MTN Uganda employees get involved by physically participating in the construction of the houses.

Recognising the value of investing in youth, MTN Uganda sponsors a number of sporting and musical education activities aimed at former street children. The company has also renewed its commitments towards the provision of infrastructure for schools in low income communities.

> *“MTN should sensitise customers about the debate on radio frequency exposure and should be open about the possible negative effects.”*
>
> *large customer of MTN Uganda*

PERFORMANCE TABLES




A HOT, DRY AND DUSTY EGYPTIAN WIND,
CAUSED BY THE HEAT AND DUST-LADEN
ATMOSPHERE. LOCAL PEOPLE SAY THAT THIS
FEARSOME SOUND SIGNALS THAT BAD
WEATHER IS COMING.

PERFORMANCE TABLES

Note: The period under review is the financial reporting period, from 1 April 2002 – 31 March 2003

SUSTAINABILITY PERFORMANCE FOR THE MTN GROUP				
Data parameter	**Units**	**2003**	**2002**	**2001**
ECONOMIC PERFORMANCE				
FINANCIAL INDICATORS (MTN GROUP)				
Revenue	Rm	19 405	12 432	8 337
EBITDA	Rm	6 217	3 626	2 659
Profit before tax	Rm	2 905	1 456	1 329
Corporate tax	Rm	687	(908)	576
Profit after tax	Rm	2 218	548	753
Adjusted headline earnings per share	cents	142,8	72,5	73,1
Dividends per share	cents	—	—	10,0
Employee payroll and benefits	*Rm*	964	826	631
SOCIAL (MTN GROUP)				
Total permanent staff numbers	No.	4 275		
Percentage workforce represented by independent trade union	%	0		
Percentage person-days lost to industrial action, compared to total person-days worked	%	0		
Employee work-related fatalities	No.	0		
Contractor work-related fatalities	No.	4		

KEY INDICATORS FOR INDIVIDUAL MTN OPERATIONS
(Year ending 31 March 2003)

	Units	MTN* South Africa	MTN Cameroon	MTN Nigeria	MTN Rwanda	MTN Swaziland	MTN Uganda
ECONOMIC PERFORMANCE							
Revenue	Rm	12 433	874	5 361	280	194	1 124
Local procurement (Total cost of goods, materials and services and services purchased from local/BEE suppliers)	Rm	500	382	1 609	58	6	540
Taxes paid	Rm	2 296	73	637	13	13	114
Government subsidies received	Rm	None	None	None	None	None	None
Employee payroll and benefits	Rm	712	44	164	7	6	31
Corporate social investments	Rm	22	5	3	2	**	1
SUBSCRIBERS							
Total subscribers - 31 March 2003	No.	4 723 000	431 000	1 037 000	105 000	68 000	363 000
Total subscribers - 1 April 2002	No.	3 877 000	224 000	327 000	69 000	55 000	222 000
TELEDENSITY							
Geographic coverage	%	75	5	14	40	75	35
Towns and cities	No.	1 964	72	40	25	14	120
Number of base stations	No	4 067	155	476	60	59	308
Total number of community phones	No.	7 800	N/A	N/A	N/A	100	2 500
Teledensity (Launch / Present)	Date	1994 2003	2000 2003	2001 2003	1998 2003	1998 2003	1998 2003
	%	9,5 13,5	0,6 3,7	0,4 1	0,2 1,3	3,2 8,5	0,3 1,7
SAFETY (work-related fatalities)	No.						
EMPLOYEES		0	0	0	0	0	0
CONTRACTORS		0	1	3	0	0	0
STAFF NUMBERS							
TOTAL	No.	3 451	329	1 161	143	96	330
Permanent (and local for MTN Int.)	No.	2 352	293	1 084	140	81	325
Part-time employment/contract	No.	1 016	36	77	3	15	5
GENDER DIVERSITY (PERMANENT STAFF ONLY)							
Operational	M/F	1 086 / 906	164/122	615/ 353	81/ 48	40/34	183/133
Senior Management	M/F	274 / 86	6/1	100 / 16	11 / 0	6 / 1	7 / 2
FREEDOM OF ASSOCIATION							
Trade union representation	%	0	0	0	0	0	0
Person-days lost to industrial action	%	0	0	0	0	0	0

** MTN South Africa also includes amounts and statistics relating to the Group's satellite Internet operations as well as MTN International and MTN Mauritius.*

***Amounts under R1 million.*

EMPLOYMENT EQUITY FIGURES
(years refer to financial reporting period)

Number (% of total)	Board members 2003	Board members 2002	Group Executives 2003	Group Executives 2002	General Managers 2003	General Managers 2002	Management and Consultant 2003	Management and Consultant 2002	General Staff 2003	General Staff 2002
Black (African, Coloured and Asian)	8 (62%)	8 (62%)	11 (61%)	7 (47%)	12 (38%)	8 (38%)	100 (32%)	99 (33%)	1 331 (67%)	1 191 (62%)
Women	2 (15%)	1 (8%)	4 (22%)	2 (13%)	8 (25%)	6 (29%)	74 (24%)	68 (23%)	906 (45%)	866 (45%)

NB: The above figures refer to the MTN Group's South African-based entities

Date	MTN Group	Male					Female					Total	Diversity index ABC%	Designated %
		African	Indian	Coloured	White	Total male	African	Indian	Coloured	White	Total Female			
31 March 2003	MTN SA Total	410	163	165	492	1 230	309	115	165	307	896	2 126	62,42	76,86
	MTN Group's South African based entities (MTN Group, MTN SA, MTN International and Strategic Investment Division)	445	181	176	558	1 360	336	130	186	340	992	2 352	61,82	76,28
31 March 2002	MTN SA Total	382	152	161	542	1 237	275	109	159	342	885	2 122	58,34	74,46
	MTN Group's South African based entities (MTN Group, MTN SA, MTN International and Strategic Investment Division)	403	160	165	571	1 299	290	116	171	365	942	2 241	58,23	74,52

Diversity Index ABC%	Stands for total number of African, Coloured and Asian employees excluding all white employees.
Designated %	Stands for total number of African, Coloured, Asian and White female employees, these are designated employees and exclude White male employees.

GLOBAL REPORTING INITIATIVE (GRI) CONTENT INDEX		
Reporting Elements and Performance Indicators – 2002 GRI Guidelines		**Status**
VISION AND STRATEGY		
1.1.	Statement of organisation's vision and strategy regarding its contribution to sustainable development.	√
1.2.	Statement from the CEO (or equivalent senior manager) describing key elements of the report.	√
PROFILE		
2.1.	Name of reporting organisation.	√
2.2.	Major products and services.	√
2.3.	Operational structure of the organisation.	√
2.4.	Description of major divisions, operating companies, subsidiaries, and joint ventures.	√
2.5.	Countries in which the organisation's operations are located.	√
2.6.	Nature of ownership; legal form.	√
2.7.	Nature of markets served.	√
2.8.	Scale of the reporting organisation.	√
2.9.	List of stakeholders, key attributes of each, and relationship to the reporting organisation.	√
2.10.	Contact person(s) for the report, including e-mail and web addresses.	√
2.11.	Reporting period (e.g., fiscal/calendar year) for information provided.	√
2.12.	Date of most recent previous report (if any).	√
2.13.	Boundaries of report.	√
2.14.	Significant changes in size, structure, ownership, or products/services since previous report.	→
2.15.	Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations.	X
2.16.	Explanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement	NA
2.17.	Decisions not to apply GRI principles or protocols in the preparation of the report.	√

GLOBAL REPORTING INITIATIVE (GRI) CONTENT INDEX (continued)		
Reporting Elements and Performance Indicators – 2002 GRI Guidelines		**Status**
PROFILE (CONTINUED)		
2.18.	Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.	X
2.19.	Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information.	NA
2.20.	Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability reporting.	X
2.21.	Policy and current practice with regard to providing independent assurance for the full report.	√
2.22.	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including facility-specific information (if available).	√
GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS		
3.1.	Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation.	√
3.2.	Percentage of the board of directors that are independent, non-executive directors.	√
3.3.	Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.	→
3.4.	Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.	→
3.5.	Linkage between executive compensation and achievement of the organisation's financial and non-financial goals.	→
3.6.	Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.	X
3.7.	Mission and value statements, internally developed codes of conduct or principles, and policies relevant to economic, environmental, and social performance and the status of implementation.	√

GLOBAL REPORTING INITIATIVE (GRI) CONTENT INDEX (continued)

Reporting Elements and Performance Indicators – 2002 GRI Guidelines		Status
GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS (CONTINUED)		
3.8.	Mechanisms for shareholders to provide recommendations or direction to the board of directors.	√
3.9.	Basis for identification and selection of major stakeholders.	√
3.10.	Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group.	→
3.11.	Type of information generated by stakeholder consultations.	√
3.12.	Use of information resulting from stakeholder engagements.	→
3.13.	Explanation of whether and how the precautionary approach or principle is addressed by the organisation.	X
3.14.	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.	√
3.15.	Principal memberships in industry and business associations, and/or national/international advocacy organisations.	√
3.16.	Policies and/or systems for managing upstream and downstream impacts.	√
3.17.	Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities.	→
3.18.	Major decisions during the reporting period regarding the location of, or changes in, operations.	→
3.19.	Programmes and procedures pertaining to economic, environmental, and social performance.	√
3.20.	Status of certification pertaining to economic, environmental, and social management systems.	√
ECONOMIC PERFORMANCE INDICATORS		
EC1.	Net sales.	√
EC2.	Geographic breakdown of markets.	√
EC3.	Cost of all goods, material, and services purchased.	√
EC4.	Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements.	X

GLOBAL REPORTING INITIATIVE (GRI) CONTENT INDEX (continued)		
Reporting Elements and Performance Indicators – 2002 GRI Guidelines		**Status**
ECONOMIC PERFORMANCE INDICATORS (CONTINUED)		
EC5.	Total payroll and benefits (including wages, pension, other benefits, and redundancy payments) broken down by country or region.	√
EC6.	Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed.	√
EC7.	Increase/decrease in retained earnings at end of period.	√
EC8.	Total sum of taxes of all types paid broken down by country.	√
EC9.	Subsidies received broken down by country or region.	√
E10.	Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group.	√
ENVIRONMENTAL PERFORMANCE INDICATORS		
EN1.	Total materials use other than water, by type.	X
EN2.	Percentage of materials used that are wastes (processed or unprocessed) from sources external to the reporting organisation.	X
EN3.	Direct energy use segmented by primary source.	X
EN4.	Indirect energy use. Report on all energy used to produce and deliver energy products purchased by the reporting organisation (e.g. electricity or heat).	X
EN5.	Total water use.	N/A
EN6.	Location and size of land owned, leased, or managed in biodiversity-rich habitats.	X
EN7.	Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments.	→
EN8.	Greenhouse gas emissions.	N/A
EN9.	Use and emissions of ozone-depleting substances.	N/A
EN10.	NOx, SOx, and other significant air emissions by type.	N/A
EN11.	Total amount of waste by type and destination.	N/A
EN12.	Significant discharges to water by type.	N/A
EN13.	Significant spills of chemicals, oils, and fuels in terms of total number and total volume.	N/A

GLOBAL REPORTING INITIATIVE (GRI) CONTENT INDEX (continued)

Reporting Elements and Performance Indicators – 2002 GRI Guidelines		Status
ENVIRONMENTAL PERFORMANCE INDICATORS (CONTINUED)		
EN14.	Significant environmental impacts of principal products and services.	→
EN15.	Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed.	X
EN16.	Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues.	√
SOCIAL PERFORMANCE INDICATORS		
LABOUR PRACTICES AND DECENT WORK		
LA1.	Breakdown of workforce.	√
LA2.	Net employment creation and average turnover segmented by region/country.	√
LA3.	Percentage of employees represented by independent trade union organisations or other bona fide employee representatives.	√
LA4.	Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations (e.g. restructuring).	√
LA5.	Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases.	X
LA6.	Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.	X
LA7.	Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).	→
LA8.	Description of policies or programmes (for the workplace and beyond) on HIV/AIDS.	√
LA9.	Average hours of training per year per employee by category of employee.	→
LA10.	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring.	√

GLOBAL REPORTING INITIATIVE (GRI) CONTENT INDEX (continued)		
Reporting Elements and Performance Indicators – 2002 GRI Guidelines		**Status**
LABOUR PRACTICES AND DECENT WORK (CONTINUED)		
LA11.	Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate.	√
HUMAN RIGHTS		
HR1.	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results.	→
HR2.	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors.	→
HR3.	Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring.	X
HR4.	Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	→
HR5.	Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programmes to address this issue.	→
HR6.	Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	→
HR7.	Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	→
SOCIETY		
SO1.	Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	√
SO2.	Description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption.	√

GLOBAL REPORTING INITIATIVE (GRI) CONTENT INDEX (continued)

Reporting Elements and Performance Indicators – 2002 GRI Guidelines		Status
SOCIETY (CONTINUED)		
SO3.	Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions.	√
PRODUCT RESPONSIBILITY		
PR1.	Description of policy for preserving customer health and safety during use of products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/ programmes to address this issue, including monitoring systems and results of monitoring.	→
PR2.	Description of policy, procedures/management systems, and compliance mechanisms related to product information and labelling.	→
PR3.	Description of policy, procedures/management systems, and compliance mechanisms for consumer privacy.	√

CREDITS AND CONTACTS

MTN SUSTAINABLE DEVELOPMENT REPORT 2003

The MTN 2003 Sustainable Development Report has been produced and published by the MTN Group Corporate Affairs Department. The report forms part of MTN commitment to opening dialogue with its stakeholders. We welcome and encourage feedback and comments on this report.

MTN GROUP

Head office:	3 Alice Lane, Sandown Ext 38, Sandton 2146, South Africa
Telephone:	(+27 11) 301 6000
Telefax:	(+27 11) 301 6515
E-mail address:	sustainability@mtn.co.za
Web site:	www.mtngroup.co.za
Advisors:	KPMG Sustainability Services
Telephone:	+27 (83) 561-1292
Author:	Common Ground Consulting
Telephone:	+27 (83) 325-9482

MTN

MTN Sustainable Development Report
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MATIGARI|BASTION

www.mtngroup.com



MTN Group Limited

(formerly M-Cell Limited)

Business Report 2003

CONTENTS



This report contains certain forward-looking statements (which are neither reported financial results nor historical information), and relate to matters such as future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such forward-looking statements as they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).
Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.
Whilst all reasonable care has been taken to ensure that all the information and statistics contained in this report are accurate, no responsibility can be accepted for any mistakes, errors or omissions or for any actions taken in reliance thereon. Opinions expressed herein represent those of MTN Group at the time of publication.

OUR VISION IS TO BE THE LEADING PROVIDER OF COMMUNICATION SERVICES IN AFRICA



LIKE THE TOPOGRAPHY OF THE CONTINENT, AFRICAN SOUNDS ARE PART OF US.

THOUGH SOMETIMES INAUDIBLE, THEIR EXTREME HIGHS AND LOWS LEAVE A PHYSICAL FOOTPRINT:

A MEMORY, A MESSAGE, AN IMPRINT.

FROM PEACEFUL AND SOOTHING, TO THE ALARMING AND SHOCKING, SOUND IS A VITAL AND INTEGRAL PART OF ALL LIFE.

AFRICA IS COMMUNICATING.

LISTEN.

MTN GROUP STRUCTURE

AS AT 31 MARCH 2003






36,1%
JOHNNIC#
18,7%
NEWSHELF 664
45,2%
OTHER SHAREHOLDERS
MTN
MTN GROUP
LIMITED
100%*
MTN HOLDINGS
MTN
SOUTH AFRICA
MTN
INTERNATIONAL
STRATEGIC
INVESTMENTS
100%*
MTN NETWORK
OPERATOR
36%△
LEAF
100%*
MTN SERVICE
PROVIDER
30%△
e-BUCKS
41%△
i-TALK
100%*
MTN
INTERNATIONAL
30%*
MTN
SWAZILAND
100%*
MTN
MAURITIUS
79,5%*
MTN
NIGERIA
70%*
MTN
CAMEROON
31%*
MTN
RWANDA
52%*
MTN
UGANDA
100%*
ORBICOM
60%*
MTN NETWORK
SOLUTIONS
AIRBORN
(A DIVISION OF MTN
NETWORK OPERATOR)
* SUBSIDIARY
△ ASSOCIATE
+ JOINT VENTURE

Subsequent to year-end, Johnnic Holdings Limited unbundled a 31,9% interest in MTN Group to its shareholders. As a result, the key reference shareholders for the MTN Group are Newshelf 664 with an 18,7% interest and the National Empowerment Consortium with an estimated 8,8% interest in MTN Group. The remaining 72,5% of shares are free-float and held by local and international institutional and retail shareholders.

FINANCIAL HIGHLIGHTS 2003



- REVENUE INCREASED BY 56% TO

  R19,4 BILLION

- EBITDA INCREASED BY 71% TO

  R6,2 BILLION

- ADJUSTED HEADLINE EPS* INCREASED BY 97% TO

  142,8 CENTS

- TOTAL NUMBER OF SUBSCRIBERS INCREASED BY 41% TO

  6,7 MILLION




MTN subscribers
(million)
0 1 2 3 4 5 6 7
99 00 01 02 03


Revenue
(R billion)
0 4 8 12 16 20
99 00 01 02 03




EBITDA
(R billion)
0 1 2 3 4 5 6 7
99 00 01 02 03


Headline EPS
(Cents per share)
0 20 40 60 80 100 120 140 160
99 00 01 02 03 03 adj





**Adjusted downward by R128 million in 2003 to negate the deferred tax asset raised by MTN Nigeria. No adjustments required for previous reporting periods.*

MTN GROUP PROFILE





MTN GROUP LIMITED (FORMERLY M-CELL LIMITED) IS AN AFRICA-FOCUSED HOLDING COMPANY THAT INVESTS IN THE COMMUNICATIONS SECTOR. THE GROUP OPERATES THREE BUSINESS DIVISIONS: MTN SOUTH AFRICA, MTN INTERNATIONAL AND STRATEGIC INVESTMENTS.

MTN GROUP IS LISTED ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA (JSE) UNDER THE INDUSTRIAL – NON-CYCLICAL SERVICES – TELECOMMUNICATIONS SERVICES SECTOR.

MTN SOUTH AFRICA

MTN South Africa operates through MTN Network Operator and MTN Service Provider. Launched in 1994, MTN Network Operator is South Africa's second largest cellular network operator, having 4 723 000 capable subscribers at the end of the period under review.

The company's GSM network has approximately 4 100 sites covering 19 200 km of road, 900 000 km^2 of land, and provides access to 96% of South Africa's population. MTN South Africa has a 41% interest in service provider i-Talk, a 36% interest in Leaf, an application provider, and a 30% interest in e-Bucks, a customer retention company.

MTN INTERNATIONAL

MTN International offers cellular network access and associated services through its subsidiaries and joint ventures in Nigeria, Cameroon, Uganda, Rwanda and Swaziland. MTN International's objective is to stimulate communications development in Africa using the GSM network as a platform. It has a combined total of 2 004 000 subscribers across its networks at year-end and is the leading mobile operator in all the markets in which MTN International operates.

STRATEGIC INVESTMENTS

Strategic Investments' objective is to consolidate development of the Group's investments in related non-mobile businesses. It operates through three key businesses:

- Orbicom, Africa's largest commercial satellite signal distributor, offering a range of satellite broadcast and data network management services in over 10 countries in Africa.
- MTN Network Solutions is one of four tier-one internet service providers in the country. It facilitates the Internet and corporate connectivity to the MTN cellular network.
- Airborn, a division of MTN Network Operator, is focused on providing instant access to content on-the-move through enabling technologies such as instant two-way wireless messaging.

A glossary of terms and acronyms utilised in this report is provided on page 53.



MTN FOOTPRINT

AS AT 31 MARCH 2003







Egypt
Nigeria
Ghana
Cameroon
Uganda
Kenya
Rwanda
Tanzania
Malawi
Mozambique
Zambia
Swaziland
South Africa

◯ GROUP SATELLITE FOOTPRINT

◯ GROUP GSM FOOTPRINT

◯ GROUP SATELLITE AND GSM FOOTPRINT

DIRECTORATE

AS AT 31 MARCH 2003

NON-EXECUTIVE DIRECTORS

2.



3.



1.



4.



6.



7.



5.



8.



1. **M C RAMAPHOSA**
   Non-executive chairman
   BProc, LLD (hc)

2. **D D B BAND**
   Independent non-executive director
   BCom, CA(SA)

3. **Z N A CINDI**
   Independent non-executive director

4. **P L HEINAMANN**
   Independent non-executive director
   AMP (INSEAD)

5. **S N MABASO**
   Non-executive director
   BCom, CA(SA)

6. **A F VAN BILJON**
   Independent non-executive director
   BCom, CA(SA), MBA

7. **J R D MODISE**
   Alternate director to M C Ramaphosa
   BCom, BAcc, CA(SA), MBA

8. **L C WEBB**
   Alternate director to S N Mabaso
   BSc (Eng)

1. **P F NHLEKO**
   Group Chief Executive Officer
   BSc (Eng), MBA

2. **I CHARNLEY**
   Commercial Director
   MAP, CPIR

3. **R S DABENGWA**
   Managing Director: MTN South Africa
   BSc (Eng), MBA

4. **R D NISBET**
   Group Finance Director
   BCom, BAcc, CA(SA)

5. **P L ZIM**
   Managing Director: MTN International
   BCom, BCom(hons), MCom

1.



2.



3.



4.



5.



Subsequent to year-end Ms S L Botha was appointed to the Board as Executive Director Marketing.
Furthermore, Mr P L Zim resigned as Executive Director, effective 30 September 2003.
Detailed CVs of directors can be reviewed on page 110 and 111 of this report.

CHAIRMAN'S REPORT



CYRIL RAMAPHOSA
CHAIRMAN

DEAR STAKEHOLDER

On behalf of the MTN Group Board, it is my pleasure to present the Group's Annual Report for the year ended 31 March 2003. It comprises two complementary publications: a **Business Report** which demonstrates our commitment to full transparency in our financial and operational reporting, and a **Sustainability Report** which details our economic, social and environmental activities and the benefits they bring to the communities in which we operate.

The Sustainability Report 2003 builds on our positioning paper: *"Embracing the Future: the MTN Journey towards sustainable development"*, released last year. The report demonstrates that we have begun to analyse the impact we have on our stakeholders and to measure our performance in terms of sustainability. The results of this introspection will guide us as we map out a strategy that will incorporate sustainable development into every aspect of our operations.

Our new reporting format is in line with global and local trends in reporting practice and also with the MTN Group's commitment to the recommendations of the King II Report on Corporate Governance and to sustainable business practices.

FINANCIAL AND OPERATIONAL PERFORMANCE

Notwithstanding a slowdown in the global telecommunications sector and maturing South African cellular industry, the MTN Group has performed well and has produced strong financial results.

The Group resumed its positive growth trend, with a 97% increase in adjusted headline earnings per share to 142,8 cents. Group consolidated revenue increased by 56% to R19,4 billion (2002: R12,4 billion), while EBITDA grew by 71% to R6,2 billion (2002: R3,6 billion). Adjusted headline earnings of R2,4 billion constituted a 99% increase on last year.

STRATEGY

The Group's investment strategy for Africa is driven by our objective of supporting the African continent into a new age of economic development, using telecommunications as a springboard. Our vision is to be the leading provider of communication services on the African continent, linking nations by providing an affordable, accessible and quality telecommunications service that will be a catalyst for economic development while achieving acceptable returns for our shareholders.

As a result of several NEPAD-related initiatives, the Group will find it easier to invest outside South Africa in future. In this respect, the announcement by Government of an increase in the allowance for investments on the continent to R2 billion per single investment was most welcome.

We will continue to evaluate further growth opportunities on the African continent. Given our significant investment in Nigeria, we had temporarily suspended expansion plans in order to digest the Nigerian venture. However, the satisfactory progress made in Nigeria has freed up capacity in the Group for new investments, enabling us to pursue our vision.





Keeping pace with the technological transformation of the global information and communications industry is an important priority for the Group. Voice and data communication technologies are converging, while the growth in the capacity of telecommunication networks is allowing a shift toward multi-media applications. In South Africa, the Department of Communications has initiated a consultative process prior to the release of a draft Convergence Bill. The Group's strategic holdings, including Orbicom and MTN Network Solutions, position us well to benefit as technological convergence becomes a reality for African consumers.

BLACK ECONOMIC EMPOWERMENT (BEE)

MTN Group has embraced fully the principles of BEE. We have made progress in several aspects of our BEE policy in South Africa.

All our suppliers in South Africa are assigned a BEE rating. Approximately R500 million of local procurement by MTN South Africa can be classified as BEE procurement under the Group BEE procurement weighting system. We recorded an Employment Equity ratio of 62% for staff of the South African-based businesses, exceeding our target by two percentage points. At senior management level, the Employment Equity ratio is 61% for Group Executives and 38% for General Managers.

In our international operations, we continue to emphasise skills transfer programmes and local knowledge building. Where possible, senior management positions are filled with local employees in order to reduce the number of expatriates in the respective operations.

SOCIAL ISSUES

In recognising that HIV/AIDS poses one of the most significant challenges to the African continent, the Group is committed to addressing this issue in a carefully structured manner. We have begun to implement a comprehensive HIV/AIDS policy throughout the Group, details of which may be found in our Sustainability Report.

DEVELOPMENTS DURING THE YEAR

On 14 October 2002, with the approval of shareholders, M-Cell Limited officially changed its name to MTN Group Limited. This change in corporate and brand identity resulted from a thorough strategic review of our operations. A detailed assessment of our brand identity revealed that the organic growth of the Group, combined with the acquisition of new interests, would result in a diffusion of our corporate identity. Consequently, the Group's Board resolved that the name of the group holding company should be changed in order to reflect our profile as an African multinational and to bring greater brand consistency to the company and its subsidiaries.

Notwithstanding the name change, we have retained the vital features that have distinguished our business from others in the market over the years. Our vision, objectives and values have not changed. We continue to empower people for economic change in Africa, promote the development and best use of human talent, and provide our customers with excellent service and our shareholders with satisfactory returns.

I believe the standardisation of our corporate identity across the MTN Group will enable our operating companies to achieve greater synergy in their activities and enhance the Group's values.



DISTRIBUTION TO SHAREHOLDERS

After due consideration, it is the Board's view that – in the best interests of shareholders – we should maintain our policy of reinvesting retained earnings in operations and reducing borrowings where appropriate to ensure continued growth. Accordingly, no final dividend has been declared. Taking the strong cash generation of the South African operations and the reducing debt levels into consideration, the dividend policy will be reviewed regularly to ensure optimisation of shareholder value.

PROSPECTS

The Board is confident that the Group's operations will show satisfactory growth in the year ahead. International operations are forecast to increase their contribution to the Group's earnings and subscriber numbers, while MTN South Africa is expected to maintain strong positive cash flows.

APPOINTMENTS

As Chairman, it is my pleasure to welcome Ms Sindisiwe Mabaso and Mr Alan van Biljon to the MTN Group Board. Ms Mabaso is Financial Director of the Transnet Group and Mr van Biljon is a former Financial Director of the Standard Bank Group. During the year, Mr C R Jardine resigned from the Board and we thank him for the contributions he has made. After year-end, Ms Santie Botha joined the Board as Executive Director Marketing. She was previously Group Executive Director at Absa Bank.

SHAREHOLDER MATTERS

Management buy-in

The management buy-in, initiated by the executive directors in October 2002, resulted in management and staff acquiring 18,7% of the issued share capital of MTN Group through Newshelf 664 (Proprietary) Limited. An ad hoc committee of independent non-executive directors with the assistance of independent advisors monitored the transaction and advised shareholders (in an announcement dated 15 January 2003) that no negative impact on MTN Group was foreseen. I am satisfied that the Group provided no financial assistance to facilitate the transaction. I believe that our management's and staff's significant interest in the Group will provide an additional performance incentive at no cost – through dilution or otherwise – to shareholders.

Johnnic unbundling of interest in MTN Group

On 3 June 2003, Johnnic shareholders approved the unbundling of a 31,9% interest in MTN Group to its shareholders. Arising from this, the National Empowerment Consortium (NEC) now has an estimated 8,8% interest in MTN Group. The free float of MTN Group shares increased to some 72,5% of the issued shares.

ACKNOWLEDGEMENTS

Having taken over as Chairman from Phuthuma Nhleko, who was subsequently appointed Chief Executive Officer, I wish to express my sincere thanks to my team, the Board, the Chief Executive Officer, executive management and staff members throughout Africa for their dedication, drive and determination to make the MTN Group the leading telecommunications company on the continent.

Cyril Ramaphosa
Chairman

19 June 2003





Values

To realise our vision, the Group subscribes to six shared values that form the foundation of our business principles and conduct, and guide us in our interaction with stakeholders throughout the continent and abroad:

Innovation
Doing new things and doing the same things differently

Simplicity
Suppressing the irrelevant so that the relevant can shine through

Integrity
Doing what we said we would do, and not what we said we were not going to do

Can-do
"Cannot" is not part of our vocabulary unless it is humanly impossible

Friendly
Treating others as we would like to be treated ourselves

Teamwork
Using our hearts and minds together, in order to release our full potential and creativity

REVIEW OF OPERATIONS




FLASHED, SUPERHEATED AIR HOTTER THAN OUR SUN'S SURFACE
CREATES AN ACOUSTIC SHOCK WAVE THAT TELLS THE EARTH
RAIN IS COMING AND THE CROPS WILL BE NOURISHED.

GROUP CHIEF EXECUTIVE OFFICER'S REPORT



PHUTHUMA NHLEKO
GROUP CHIEF EXECUTIVE OFFICER

OVERVIEW

The MTN Group delivered a strong performance for the financial year ended 31 March 2003. Adjusted headline earnings per share increased by 97% to 142,8 cents from 72,5 cents in 2002, after reversing the deferred tax asset of R128 million raised in MTN Nigeria (the unadjusted figure would have been 150,6 cents). Consolidated revenue increased by 56% to R19,4 billion (2002: R12,4 billion) and EBITDA rose by 71% to R6,2 billion (2002: R3,6 billion).

It is worth noting that 38% of the Group's adjusted headline earnings were derived from operations outside South Africa, in line with our stated objective of diversifying sources of income. MTN International contributed 54,4 cents to adjusted headline earnings per share of 142,8 cents, compared with a loss of 15,8 cents last year. Some 36% of revenue and 46% of EBITDA were also derived from MTN International's operations, which exceeded growth expectations in its relatively young markets. Both MTN Cameroon and MTN Nigeria turned PAT positive, the former contributing R81 million and the latter R911 million towards adjusted headline earnings of R2,4 billion for the Group.

These are gratifying developments which bode well for our diversification strategy. However, we do recognise that currency volatility will always have an impact on Group earnings for the foreseeable future.

The MTN Group generated strong net cash flows of R1,2 billion. Combined with a stronger rand, these helped reduce total net debt by 36% to R2,7 billion (from R4,2 billion last year), resulting in a reduced net debt/equity ratio (after adjusting for goodwill) from 71% to 35%.

OPERATIONAL RESULTS

The MTN Group recorded a total of 6,7 million subscribers at year-end, 41% up on the 4,8 million subscribers last year. In South Africa, the total number of subscribers grew by 22%, rising by 846 000 from 3,9 million to 4,7 million. The most pleasing growth was in Nigeria, where the number of subscribers grew to just over 1 million from 327 000 (a 217% increase) in MTN Nigeria's first full year of operations. MTN Cameroon also achieved healthy growth, with subscribers increasing by 92%, from 224 000 to 431 000. MTN Uganda continued to deliver strong results, with subscriber numbers increasing from 222 000 in 2002 to 363 000. MTN Rwanda experienced subscriber growth of 52% to 105 000, while growth in Swaziland, a maturing market, tapered off, rising by only 24% from 55 000 to 68 000.

We have the leading mobile market share in all the African countries in which we operate, except South Africa, where our estimated share is 38%. Our objective is to be a leading player in all the markets in which we operate and to hold market share in South Africa at not lower than 38% to 40%.

In South Africa, the post-paid subscriber base is a key contributor to revenue. The post-paid base increased by 14% to just under a million (subsequent to year-end the number has increased to one million). Pre-paid subscribers grew by 24% to 3,7 million and as a percentage of total subscribers increased to 79,4%. In our international operations, where we adopt a different business model, pre-paid subscribers are predominant and account





for between 94,9% and 97,9% of the total subscriber base.

MTN South Africa's blended Average Revenue per User (ARPU) dropped marginally to R206 a month, as a result of the slight shift in the subscriber mix towards the pre-paid segment. This is a fall of 1% from last year.

In the established international operations, ARPU also declined slightly, in line with expectations. In Nigeria, however, ARPU of US$57 remained at higher levels than expected, although dropping from $60 in 2002.

These pleasing results were achieved against the background of an uncertain and highly volatile global trading environment, complicated by increased competition in South Africa and a strengthening rand. The stronger rand reduced the impact of the Group's US$ debt exposure on the balance sheet, but conversely had the effect of reducing trading performance after the dollar earnings of foreign operations were translated.

MTN SOUTH AFRICA

The two main market areas in which MTN Group operates – within South Africa and outside South Africa – differ in certain important respects. Although the overall South African market is still expanding, it is beginning to mature, with current mobile market penetration estimated at some 27% and the addressable market estimated at between 15 and 17 million subscribers. The operations should continue to generate strong positive cash flows, but there are clear signs of a slowdown in subscriber growth in the higher segment of the post-paid market.

Added to the levelling-off in the rate of penetration is the growing competition in the market, following the arrival of the third entrant in November 2001. The increase in subscriber acquisition costs as a result of this competitive environment has exerted downward pressure on the EBITDA margin.

High mobile-to-mobile interconnect tariffs reduced the profitability of the Least Cost Router product and we continue to try to resolve this matter with all partners concerned.

MTN South Africa is currently implementing strategies and tactics to cope with difficult market conditions. After being the first operator to install GPRS, branded MTNdataLive, we have entered into partnerships with providers of integration technology and solutions to cater for the corporate market, in line with our strategy of developing a new revenue stream in data services and pursuing growth in higher value segments.

Although the situation in respect of access to 1800 MHz spectrum had not been resolved by the financial year-end, government has come forward since then with proposals that we believe are fair and equitable. This will allow MTN South Africa to further expand its network and grow the subscriber base in a more efficient manner.

While the MTN Group has decided, after a thorough evaluation, not to bid for a stake in the second fixed-line network operator (SNO), we are positioning ourselves to provide access to our network, IT infrastructure, intellectual capital and administrative resources, at commercial terms to the successful bidder. This will allow MTN South Africa to optimise its return on assets.

We welcome the South African Government's plan to introduce a Convergence Bill that will provide a regulatory framework for managing new communications technologies.



MTN INTERNATIONAL

The characteristics of the South African market contrast with those of markets in the rest of Africa, which show youthful vigour and a capacity for significant growth. We are confident that our activities in other sub-Saharan African countries will enable us to achieve our stated aim of becoming the premier mobile operator on the continent. Our heartening operational and financial results show that we have already gone a considerable distance down that road.

Nigeria, with its sizeable population of more than 126 million people, is under-serviced in terms of telecommunications. In less than two years of operations, MTN Nigeria has already become an important corporate citizen, contributing as a commercial operation to national development. Indirect taxes, licence fees, import duties and levies payable amounted to approximately US$73 million in the past financial year. Our social responsibilities are taken to heart and included the sponsorship of activities ranging from relief efforts for bomb explosion victims to the procurement of machines in hospitals, the provision of books and teaching aids for schools across Nigeria and participation in popular sports such as marathon running and soccer. The company employs approximately 1 100 Nigerians directly and may indirectly provide jobs to more than 20 000 Nigerians who work for partner enterprises and organisations.

MTN Nigeria has recorded good growth in subscriber numbers during its first full year of operations, attaining 1 million subscribers in February 2003. Increased congestion due to strong demand for services resulted in a decision by management to slow the growth of subscribers in order to allow the increase of network capacity to accommodate the high demand.

Network quality has been enhanced by the completion of the first phase of a 3 400 kilometre microwave radio transmission backbone. An accelerated roll-out of the network can now be expected. It is estimated that the network now covers about 38% of Nigeria's population and 14% of its landmass. We believe that the existing low teledensity offers strong growth opportunities in Nigeria and we are encouraged by the country's consistent and stable regulatory environment.

A new management team in MTN Cameroon has had a positive impact on operations and brought the company to profitability. Revenue increased by 94% to R874 million, while EBITDA rose by 254% to R297 million. Despite strong competition, our market share increased to an estimated 54%.

MTN Uganda posted strong results, which enabled it to commence paying dividends to shareholders. Good EBITDA margins have been achieved and the business continues to expand. Although the market is probably approaching an early mid-life phase, the roll-out of services in the rural areas will provide the company with continued growth.

The performances of MTN Rwanda and MTN Swaziland met expectations.

STRATEGIC INVESTMENTS

Our strategic investments delivered mixed results. While the core operations of Orbicom, our satellite signal distribution business, were in line with expectations, our new venture into electronic funds transfer in Ghana encountered start-up challenges. We are currently considering different ways of addressing the problem. MTN Network Solutions reached break-even in the financial year to 31 March 2003 and we expect this positive trend to continue.





LOOKING AHEAD

The positive results of our established operations together with the strong performance and resulting reduced financial pressure by MTN Nigeria, has encouraged us to explore further expansion opportunities on the continent as and when opportunities arise that fulfil our key investment criteria. These criteria include promising market potential, stable regulatory, political and economic conditions, as well as the prospects of achieving our minimum financial hurdle rates in what we consider to be strategic geographic locations. Given the limited supply of greenfield opportunities, we expect that new investments will be made mainly through mergers and acquisitions.

The lifting, by the South African Reserve Bank, of the investment ceiling from R750 million to R2 billion per investment for South African companies investing in sub-Saharan Africa, gives the Group the required flexibility to use excess cash generated in South Africa for further expansion in sub-Saharan Africa.

Mobile telephony is highly capital-intensive. Over the past year, we invested approximately R4,2 billion in the Group's operations, the majority of it in network infrastructure. In the coming year, we expect to spend slightly more, most of it in Nigeria which still requires significant infrastructural investment.

While our operations in Nigeria, Cameroon and to some extent Uganda are still expanding their networks, MTN South Africa reduced its capex to revenue ratio and cumulative capex per subscriber to a commendable 8% and R1 845 respectively. This has been achieved through tight controls over capital expenditure and the use of network optimisation tools without sacrificing network and call quality. However, in the long-run we are of the view that a capex to revenue ratio of around 10% would be sustainable.

ORGANISING FOR GROWTH

Of all the measures taken to ensure continuing prosperity in a highly competitive environment, the nurturing of our human capital remains uppermost. At present approximately 6% of our staff budget is spent on training and development. We have also developed our own management training programmes in close cooperation with the Gordon Institute of Business Science in South Africa and the Institute of Management Development in Switzerland.

In addition, we are in the process of restructuring the Group in order to manage our growing international businesses more efficiently and to leverage our skills base and purchasing power across Group companies. As part of this reorganisation, Ms Santie Botha has been appointed as Executive Director Marketing to provide a consistent brand and marketing strategy across all operations and countries.

CONCLUSION

I wish to thank my colleagues on the Board for their guidance, and members of staff for their loyalty, hard work and dedication. At the end of my first year as Chief Executive Officer I believe more firmly than ever that our flourishing Group has a bright future ahead of it.

Phuthuma Nhleko
Group Chief Executive Officer
19 June 2003

GROUP FINANCE DIRECTOR'S REPORT



ROB NISBET
GROUP FINANCE DIRECTOR

HIGHLIGHTS

- ALL WIRELESS OPERATIONS PROFITABLE AT PAT LEVEL
- EBITDA – NET INTEREST COVER AT 7,5 TIMES
- NET DEBT REDUCED TO R2,7 BILLION FROM R4,2 BILLION
- NET UNHEDGED DEBT POSITION IN MTN MAURITIUS REDUCED TO US$157 MILLION

The financial statements reflected on pages 59 to 109 should be read in conjunction with this review.

1. GROWTH THROUGH GEOGRAPHIC DIVERSIFICATION

The MTN Group reported consolidated revenues of R19 405 million, an increase of 56% against last year. The Group now derives 36% of its revenue from its non-South African operations, as illustrated in Chart 1.

EBITDA grew 71% to R6 217 million, with 46% of the Group's EBITDA now being generated by its non-South African operations. During the past financial year both MTN Cameroon and MTN Nigeria became profitable, contributing R81 million and R911 million respectively towards adjusted headline earnings. The lessons learnt in these two contrasting operations, the former being a turn-around of an acquisition and the latter a greenfield start-up, uniquely position the Group for further growth, organically or through acquisition.

2. EXCHANGE RATE FLUCTUATIONS

During the year the rand appreciated significantly against both the US dollar and the majority of local currencies of the Group's operations outside South Africa. Although the average rand/dollar exchange rate for the year to March 2003 of R9,7 was similar to the average for the 2002 financial year of R9,6, the underlying trend over the two financial years was dramatically different. The strengthening of the rand during the second half of the 2003 financial year resulted in revenues and earnings from non-South African operations being reduced on translation into rand. This effect is illustrated in Tables 1 and 2, which show that the percentage increase year-on-year in revenue and EBITDA of most international

Chart 1 – Segmental analysis: revenue for the year ended 31 March


2003
100% = R19,4 billion
1%
36%
63%
2002
100% = R12,4 billion
1%
19%
80%
Wireless South Africa
Wireless rest of Africa
Other





operations in local currency was substantially higher than that in rand terms. The results of MTN Cameroon do not reflect the same trend due to the CFA being linked to the euro, against which the rand did not perform as strongly year-on-year. Regarding the Group's balance sheet, the closing rand/dollar exchange rate at 31 March 2003 was R7,9 compared to the rate at 31 March 2002 of R11,4. This strengthening by 30,7% needs to be taken into account when performing a comparative analysis from 2002 to 2003, as both the assets and liabilities reflected in the consolidated balance sheet pertaining to the international operations would need to be adjusted to give a fair comparison. As a result, foreign currency translation reserves were reduced by R930 million during the year, compared to an increase of R375 million last year. Table 4 on page 20 reflects an analysis of the balance sheet at 31 March 2003 split between MTN South Africa and the MTN International operations to indicate the proportion of assets and liabilities susceptible to exchange rate movements.

In the light of its ongoing international expansion, the Group's results have been, and will increasingly be affected by fluctuations in exchange rates.

The exchange rates applied in the conversion of the results of the various foreign entities into rand are presented in note 25 to the Group financial statements.

3. INCOME STATEMENT

3.1 Revenues

Table 1 provides an analysis of revenues by operation, indicating robust growth across all markets in which the Group operates. MTN Nigeria increased revenue to R5,4 billion in its first full financial year of operations, despite the impact of the strengthening rand. Healthy growth of 94% year-on-year was achieved in MTN Cameroon. MTN South Africa also grew strongly, recording increased revenues of 23%. However, if handset revenue is excluded, revenue grew by a more modest 17%.

Table 1

Revenue For the year ended 31 March	**2003** **Rm**	2002 Rm	% change rand %	% change local currency %	**% of total** **2003** **%**
Wireless operations	**19 270**	12 331	56	n/a	**n/a**
South Africa**	**12 298**	9 982	23	23	**63**
Cameroon	**874**	450	94	79	**5**
Nigeria	**5 361**	1 316	307	373	**28**
Rwanda	**87**	74	18	29	*
Swaziland	**58**	47	23	23	*
Uganda	**585**	462	27	31	**3**
Mauritius/International	**7**	—	—	—	*
Satellite operation					
Orbicom	**135**	101	34	34	**1**
Total	**19 405**	12 432	56		**100**

* *Amounts less than 1%.*
** *Including MTN Network Solutions.*



3.2 EBITDA

The Group's overall EBITDA margin rose to 32,0% from 29,2% last year. International operations achieved an EBITDA margin of 40,8%. MTN South Africa's EBITDA margin declined to 27,6% from 32,0% last year. This decline is attributable to several factors. Firstly, connection incentives, which largely comprise handset subsidies, increased by 40% to R1,3 billion or 12% of sales (excluding handset revenue) compared to last year's 10,1%, which negatively impacted the EBITDA margin (excluding handset sales) by 1,9%. This increase was a result of the growing competitiveness of the South African market. In addition, net interconnect revenue of R1,6 billion was received from other mobile and fixed telecommunication operators, compared to R1,7 billion last year. Not only has this reduced in absolute terms year-on-year but as a percentage of revenue (excluding handset sales), this decrease by 3,6% year-on-year flows through to a decline in EBITDA margins (excluding handset sales) of 3,6%. An analysis of EBITDA by operation is presented in Table 2.

EBITDA growth rates exceeded revenue growth rates in all operations except MTN South Africa and MTN Swaziland, reflecting the economies of scale associated with younger, high-growth markets. In the case of MTN Cameroon, the improved EBITDA margin also resulted from tighter expenditure controls implemented by the new management team.

3.3 Adjusted headline earnings per share

Adjusted headline EPS increased by 97% to 142,8 cents. MTN South Africa contributed 90,2 cents, a 1% increase on last year, while MTN International increased its contribution to 54,4 cents compared with a loss of 15,8 cents last year. Table 3 reflects the headline earnings per share contribution by operation.

The Board has resolved to report adjusted headline earnings (negating the effect of

Table 2

EBITDA and EBITDA margin
For the year ended 31 March

	2003 Rm	2002 Rm	% change rand %	% change local currency %	**2003 EBITDA margin %**	2002 EBITDA margin %
Wireless operations	**6 231**	3 630	72	—	**32,3**	29,4
South Africa	**3 389**	3 191*	6	6	**27,6**	32,0
Cameroon	**297**	84	254	264	**34,0**	18,7
Nigeria	**2 088**	(25)	n/a	n/a	**38,9**	(1,9)
Rwanda	**40**	27	48	55	**46,0**	36,5
Swaziland	**26**	22	18	18	**44,8**	46,8
Uganda	**277**	208	33	39	**47,4**	45,0
Mauritius/International	**114**	123	(7)	(9)	**n/a**	n/a
Satellite operation						
Orbicom	**(14)**	(4)	n/a	n/a	**(10,4)**	(4,0)
Total	**6 217**	3 626*	71	n/a	**32,0**	29,2

**Restated for change in accounting policy.*





a deferred tax asset raised which increased attributable profits for the year by R128 million) in addition to basic headline earnings as it does not consider that the latter adequately reflect the Group's results for the year.

The deferred tax asset was raised in accordance with South African Statements of Generally Accepted Accounting Practice AC102 (IAS 12 equivalent), as a result of deductible temporary differences arising within MTN Nigeria, which became profitable during the year. This enhanced MTN Group's basic headline earnings by R128 million for the current financial year. The Board considers that full recognition of the deferred tax asset somewhat undermines fair presentation of the financial results because the actual economic benefit to be derived from the asset is uncertain, as it will only be realised once MTN Nigeria emerges from the five-year tax holiday granted to it under "pioneer status" legislation. In addition, current accounting standards do not permit discounting of such assets so as to take cognisance of timing and currency uncertainties.

Further details on the calculation of adjusted headline EPS are presented in note 7 to the Group financial statements.

3.4 Financing costs

Net finance costs for the Group increased by 164% to R833 million compared with last year's R316 million. This was primarily as a result of increased borrowings in MTN Nigeria, which had raised various financing facilities during the previous period and utilised these funds for network expansion during the current financial year. Financing costs for the current year also include foreign exchange losses of R325 million. This includes an unrealised foreign exchange translation loss of R105 million on a R500 million sinking fund policy taken out by MTN International as an indirect hedge against the Group's offshore US dollar loans. Foreign exchange

Table 3

Adjusted headline earnings per share For the year ended 31 March	**2003** **Cents**	2002 Cents	% change
Wireless operations	**144,6**	73,2	98
South Africa	**90,2**	89,0*	1
Cameroon	**4,9**	(2,4)	n/a
Nigeria	**55,3**	(13,3)	n/a
Rwanda	**1,2**	0,6	100
Swaziland	**0,7**	0,7	—
Uganda	**7,0**	5,6	25
Mauritius/International	**(14,7)**	(7,0)	n/a
Satellite operation			
Orbicom	**(1,8)**	(0,7)	n/a
Total	**142,8**	72,5*	97

** Restated for change in accounting policy.*



losses of R84 million were also incurred in MTN South Africa on forward exchange contracts taken out to cover handset purchases as well as US dollar denominated borrowings. The balance of the foreign exchange losses arose in the international operations. Notwithstanding this increase, EBITDA-to-net interest cover (with net interest including foreign exchange losses) remains healthy at 7,5 times, compared to last year's 11,5 times.

3.5 Taxation

The Group's effective tax rate, excluding goodwill amortisation charges, declined to 19,6% from last year's 44%. This major variance was predominantly due to MTN Nigeria's pioneer status which allows it a five-year tax holiday, coupled with the deferred tax credit related to MTN Nigeria of R161 million.

4. BALANCE SHEET

Total assets increased by 3% to R28 156 million. The effect of substantial expansion of the Group's underlying operations is partly offset by the appreciation of the rand against the functional currencies of the foreign entities within the Group.

4.1 Capital expenditure

Capital expenditure by operation for the financial year is presented in Table 5, together with a comparison against the previous year. As expected, MTN Nigeria accounts for more than 60% of the Group's total capital expenditure. However, the expenditure of Nigeria during the year of R2 590 million was significantly lower than the anticipated capital commitments of R4 022 million as at 31 March 2002. The lower expenditure was mainly due to logistical factors as well as the strengthening of the rand. Capital expenditure for MTN South Africa includes R316 million in respect of the finance lease relating to land and buildings. Hence, of the amount reflected in Table 5 of R1 004 million, the actual capital expenditure on telecommunications-related assets for MTN South Africa was R688 million.

Table 4

Balance sheet analysis As at 31 March 2003	**Total** **Rm**	South Africa* Rm	International Rm	Satellite Rm
Non-current assets	**22 842**	**15 380**	**7 440**	**22**
Intangible assets (including goodwill)	**12 561**	**10 380**	**2 181**	**—**
Tangible and other non-current assets	**10 281**	**5 000**	**5 259**	**22**
Current assets	**5 314**	**2 634**	**2 676**	**4**
Total assets	**28 156**	**18 014**	**10 116**	**26**
Capital, reserves and minority interests	**17 945**	**14 085**	**3 855**	**5**
Non-current liabilities	**4 042**	**1 424**	**2 618**	**—**
Current liabilities	**6 169**	**2 505**	**3 643**	**21**
Total equity and liabilities	**28 156**	**18 014**	**10 116**	**26**

Includes MTN Group consolidation goodwill of R10,3 billion.





Table 5

Capital expenditure (tangible assets only) For the year ended 31 March	**2003 Rm**	2002 Rm	% change	**Capital commitments 2003 Rm**	% of total
Wireless operations	**4 234**	3 352	26	**6 601**	n/a
South Africa	**1 004***	994	1	**1 673**	25
Cameroon	**436**	155	181	**391**	6
Nigeria	**2 590**	1 965	32	**4 334**	66
Rwanda	**26**	24	8	**16**	**
Swaziland	**12**	12	**	**13**	**
Uganda	**165**	200	(18)	**174**	3
Mauritius/International	**1**	2	n/a	**—**	—
Satellite operation					
Orbicom	**1**	4	n/a	**10**	**
Total	**4 235**	3 356	26	**6 611**	100

** Includes R316 million capitalised finance lease related to the 14th Avenue office development.*
***Amounts less than 1%.*

4.2 Short- and long-term borrowings

Given its strong operating cash flows, MTN South Africa was able to repay loans of approximately R1,2 billion during the year. This, aided by a strengthening rand, assisted the Group in reducing long-term liabilities by 39% to R3 235 million at year-end. Short-term borrowings, including overdrafts, increased to R1 600 million from R478 million, primarily due to borrowings by MTN Nigeria against its short-term locally-raised commercial paper facility.

Total net debt for the Group (deducting cash of R1 542 million and securitised cash deposits of R586 million) decreased by 36% to R2 707 million from R4 208 million last year. Approximately R1 billion of the decrease reflected the impact of the closing exchange rate, the balance being due to the repayment of long-term liabilities, which to some extent was offset by increased short-term borrowings in MTN Nigeria. The net debt position at year-end also includes a finance lease liability of R316 million which did not have a cash flow effect in the current year. As a result the Group's gearing ratio, being interest-bearing net borrowings as a percentage of total equity adjusted for capitalised goodwill, decreased to 35% from 71% last year.

5. CASH FLOW

During the year cash flows generated from operating activities increased to R5 330 million, an increase of 71% from the R3 109 million to March 2002.

This increase was primarily attributable to the enhanced profitability of MTN Nigeria and MTN Cameroon, coupled with strong cash flow generation by MTN South Africa. Notwithstanding the increased capital expenditure of R0,6 billion (excluding the



Table 6

Cash flow statement For the year ended 31 March 2003	Total Rm	South Africa* Rm	International Rm	Satellite Rm
Cash inflows from operating activities	5 330	2 909	2 422	(1)
Cash outflows from investing activities	(4 333)	(636)	(3 697)	—
Cash in/(out)flows from financing activities	187	(2 229)	2 414	2
Net movement in cash and cash equivalents	1 184	44	1 139	1

**Includes MTN South Africa, MTN Group, MTN Holdings, MTN Network Solutions and consolidation adjustments.*

new office development under finance leases) and the net investment in the sinking fund policy of R0,5 billion, R1,0 billion more cash was generated from operations than was utilised in investing activities, which compares to last year's absorption of R0,7 billion. This is the first year since inception that the Group has generated free cash flow after investing activities, notwithstanding the continued expansion of the Group's international operations.

Further details are provided in Table 6, as well as note 1 to the Group financial statements.

6. FINANCING AND GROUP FACILITIES

Our funding principles for international operations remain to:

- fund investments with a targeted 1:1 debt-to-equity ratio;
- maximise rand-based equity funding within SARB limitations;
- maximise local debt financing to reduce foreign exchange exposure;
- introduce Developmental Financing Institutions as both lenders and potential shareholders where appropriate; and
- join forces with strong local partners/ shareholders.

The Group's net offshore US$ borrowings in MTN Mauritius raised to finance the initial capital investments in MTN Nigeria, were US$204 million at 31 March 2003. This debt is partly hedged by a sinking fund policy of the equivalent of US$47 million taken out in October 2002. The net unhedged debt position has therefore been reduced to US$157 million. The total cost, including foreign exchange losses on this sinking fund investment, amounted to R125 million.

Management continues to make every effort to reduce this exposure in line with SARB regulations. Subsequent to year-end, permission was received from the SARB to repay US$20,5 million of its offshore debt. Following the announcement by the Minister of Finance on the further liberalisation of exchange control, the Group has obtained permission to externalise some R900 million for network expansion of its Nigerian operations.

The MTN Group's total facilities together with utilised portions are set out in Table 7. During the financial year, a US$450 million syndicated loan facility due to expire in July 2003 was refinanced at a reduced amount of US$250 million for a four-year term. This facility can be accessed by MTN Holdings, MTN Network Operator, MTN Service Provider, MTN Mauritius and MTN International and is cross-guaranteed by the respective entities.

7. CAPITAL COMMITMENTS

The Group's capital commitments for the





Table 7

Group facilities	Total facility million	Utilised facility million
United States dollar	255	248
South African rand	2 424	932
Nigerian naira	19 165	19 165
Cameroon Communauté Financière Africaine franc	33 600	15 889
Euro	60	60
Uganda shilling	16 684	12 727
Rwanda franc	904	856
Swazi emalangeni	17	17
South African rand equivalent	6 590	4 799
% unutilised facilities		27

At 31 March 2003, the Group had R647 million, the US$ equivalent of R343 million and the local currency equivalent of R552 million on deposit, as well as an additional US$ equivalent amount of R586 million on deposit to secure Letters of Credit.

financial year to March 2004 are reflected in Table 5. Capital expenditures are continuously and closely monitored and adjusted in line with the Group's financial capacity and market requirements. Financing in this regard will be provided from existing resources, borrowings and project funding to be raised in MTN Nigeria of approximately US$380 million. The ability to deploy the full extent of committed capital expenditure may to some extent be limited by logistical factors beyond operational control. Of the R6,6 billion of capital commitments as at 31 March 2003, it is anticipated that approximately R4,6 billion will be realised as cash outflows in the year to 31 March 2004, R1 billion of which would relate to South Africa, with the balance being incurred in the rest of Africa.

8. CHANGE IN ACCOUNTING POLICY

A change in accounting policy was implemented to bring the Group's treatment of post-paid connection incentives in South Africa in line with international best practice. Connection incentives are no longer capitalised and amortised over 12 months, but are expensed in the period in which they occur. Prior period comparatives have been appropriately restated. Further details in this regard are provided in note 8 to the Group financial statements.

9. CONCLUSION

The Group performed strongly over the past year with profits from the newer operations underpinned by strong cash flow generation from the more mature South African market. The net debt to equity ratio (excluding goodwill) of 35% is below our stated target of 50%. The Group is now well positioned and has the capacity to take advantage of new and viable opportunities on the continent as they arise.

R D Nisbet
Group Finance Director
19 June 2003

MTN SOUTH AFRICA



SIFISO DABENGWA
MANAGING DIRECTOR
MTN SOUTH AFRICA

HIGHLIGHTS

- SUBSCRIBER GROWTH OF 22% TO 4,7 MILLION
- REVENUE INCREASED BY 23% TO R12,3 BILLION
- GENERATED FREE CASH FLOW OF R1,9 BILLION

In the financial year under review, total revenue of MTN South Africa climbed to R12,3 billion, an increase of 23% on the R10 billion of the previous year, while total capable subscriber numbers (subscribers active in a three month period) rose by a healthy 22% to more than 4,7 million.

EBITDA grew modestly by 6% to R3,4 billion and EBITDA margin declined to 27,6% from 32%. The reduced margin was largely due to competitive market conditions resulting in increased connection incentives and subscriber acquisition costs for the market as a whole. In addition, a net interconnect revenue decrease had a negative impact on the EBITDA margin. The primary cause of this decline was an increase in mobile-to-mobile traffic.

Both of these issues – interconnect and subscriber acquisition costs – are receiving the appropriate high priority attention from management. This should have a positive impact on the profitability of MTN South Africa in the future.

During the year, capable pre-paid subscriber numbers grew by 24% to 3,7 million and post-paid subscriber numbers by 14% to 975 000. Pre-paid subscribers now comprise some 79,4% of MTN South Africa's overall subscriber base, compared with 78% in March 2002. It is estimated that MTN South Africa has a 38% share of the capable subscriber market. It is further envisaged that the South African subscriber market will grow from the current estimated 12,3 million by a further 4 to 5 million users in the next five years, much of it in the pre-paid market.

From our total subscriber base, blended ARPU of R206 a month was recorded, with ARPU reaching R607 in the post-paid and R101 in the pre-paid segments. The marginal drop of 1% in blended ARPU was primarily due to a shift in the subscriber mix towards pre-paid.

MARKET INITIATIVES

The healthy subscriber growth in both market segments can be attributed to the launch of several new products and competitive pricing options. In the pre-paid market, MTN South Africa has identified ways of adding value to volume growth. We realised that in order to retain our customers, we had to reward them for high usage and loyalty. To achieve this we relaunched our pre-paid products with several new tariff plans, including MTN PayBack, a regressive pricing plan aimed at enhancing subscriber loyalty. As expected, the product has succeeded in reducing the churn rate in the medium to high segment of this market.

MOBILE PENETRATION OF SOUTH AFRICAN POPULATION (%) estimated as at 31 March


30
25
20
15
10
5
0
99
00
01
02
03





In the post-paid market, MTN South Africa has also introduced loyalty programmes, which, besides increasing our share of this market segment, has reduced the churn rate.

At the same time we are seeking to increase ARPU through initiatives such as SMS and data products. SMS has grown rapidly and the MTN network now handles over 150 million messages a month. Mobile data applications have not been taken up to the same extent, despite the launch of a range of content products for individual users, as well as the small and medium enterprises (SME) sector and the general corporate market.

With the aim of increasing sales from data services in the corporate market, MTN South Africa has launched a range of new products, including MTN Office Xchange which provides mobile business solutions for corporate clients. MTN Office Xchange allows business users with cellphones or personal digital assistants (PDAs) to access Microsoft Outlook, the e-mail offering in the Microsoft product suite. The intention is that corporate users should regard e-mail access as the first step on the way to a mobile link with their companies' back-office services.

While the consumer voice market will remain a key contributor to revenue, new product developments and launches such as MTN Office Xchange should help expand market share in the corporate market and boost call volumes.

Instant Office, a new product for the business and remote-worker market built by Ericsson, was launched recently. It allows multiple data and voice connections through small mobile units and one sim card.

In addition to its high-speed circuit switched data (HSCSD) platform, MTN South Africa was first to launch GPRS services in the market, in July 2002. 99% of the network is now GPRS enabled. This is a crucial step towards increased sales and revenue from mobile data services, since GPRS makes access to the internet through cellphones considerably faster and cheaper.

We are extending these significant advances in technological reach through two products – MTN DataFast (HSCSD) and MTN DataLive (GPRS) – to enhance business applications in the corporate market.

In addition, the 903 000 subscribers to MTNICE have the use of a range of innovative services and products, including news, sports scores, entertainment and games through SMS, as well

PRE-PAID SUBSCRIBERS (CAPABLE) ('000) as at 31 March


4 000
3 000
2 000
1 000
0
99
00
01
02
03

POST-PAID SUBSCRIBERS (CAPABLE) ('000) as at 31 March


1 000
800
600
400
200
0
99
00
01
02
03



as voice Wireless Application Protocol (WAP). For the year, data revenue contributed 3,3% to total revenue. Although the take-up of data products is slower than anticipated, we are confident that these products will contribute to revenue in the year ahead and have a positive impact on earnings.

NETWORK

MTN South Africa has further expanded its network by building 170 new sites to provide additional capacity rather than extend geographic coverage, which already amounts to 75% of the country (65% land and 10% sea coverage) and reaches 96% of the population.

Over the years, MTN South Africa has invested almost R8 billion in its network, ranging from switches to cellphone masts, and still spends approximately R1 billion a year on network capacity, upgrades, maintenance and limited geographic network expansion.

Network efficiency, as measured by cumulative capital expenditure per subscriber, continued to improve and reduced by 8% to R1 845, from R2 003 last year. The dropped call rate is low by international standards, and although we are optimising current network capacity, we welcome the additional capacity that will be available from Government's recently announced proposals for use of the 1 800 MHz band to improve network performance.

EFFICIENCY DRIVE

In addition to focusing on revenue growth, MTN South Africa is intensifying its programme to improve efficiencies and cut costs. Over the past two years we have reduced full-time staff numbers from 2 300 to about 2 000.

CUSTOMER SERVICE

MTN South Africa aims to differentiate itself from its competitors primarily through service and quality. The number of staff dedicated to servicing customers exceeds 1 200. Customer satisfaction is continuously monitored through a Customer Satisfaction Index measured by an independent research company. Ongoing service improvement has been noted over the year with a level of 84% achieved by year-end. In order to improve our understanding of our customer needs and to enable us to serve them better, we have initiated a process of systematically


AVERAGE MOU PER SUBSCRIBER
(MINUTES) as at 31 March
300
250
200
150
100
50
0
99
00
01
02
03


ARPU (RAND) (blended)
as at 31 March
400
350
300
250
200
150
100
50
0
99
00
01
02
03







gathering and analysing relevant customer information. An enterprise data warehouse is being set up as a key component of this process.

LEGAL MATTER

Telkom has lodged an application in court seeking, in the main, an interdict to stop MTN South Africa and others from providing certain least-cost router services. Having obtained legal advice, MTN South Africa is of the view that the application ought to be, and is being defended.

PROSPECTS

As the South African market gradually matures, growth in new subscribers will be relatively limited and growth rates in terms of earnings will similarly level off.

Faced with these circumstances, management has been highly active in seeking new value opportunities and in maintaining an appropriate balance between volume and value. Our intensified focus on value and customer retention should ensure that the company grows its revenue in line with the overall market.

CUMULATIVE CAPEX PER SUBSCRIBER (RAND) as at 31 March



4 000
3 000
2 000
1 000
0
99
00
01
02
03

MTN SOUTH AFRICA

For the year ended 31 March

Number of subscribers ('000)



5 000
4 000
3 000
2 000
1 000
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 45 million
- Mobile penetration 27%

OPERATIONAL

- Pre-paid/ post-paid mix 79%: 21%
- ARPU blended R206
  - pre-paid R101
  - post-paid R607

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	**12 298**	9 982	7 870
EBITDA	**3 389**	3 191	2 535
PAT	**1 485**	1 452	1 234

Note: Financials and data reflect 100% of operation.
The MTN Group interest was 100% as at 31 March 2003 (2002: 100%).



LAZARUS ZIM
MANAGING DIRECTOR
MTN INTERNATIONAL

HIGHLIGHTS

- SUBSCRIBER GROWTH OF 123% TO 2 MILLION
- REVENUE INCREASED BY 197% TO R7 BILLION
- ADJUSTED PROFIT AFTER TAX* INCREASED TO R1,2 BILLION

*ADJUSTED FOR DEFERRED TAX ASSET RAISED IN NIGERIA OF R161 MILLION

MTN International's operations continue to perform above expectations. Total revenue for the year grew to R7 billion, a 197% increase from last year's R2,3 billion and EBITDA grew to R2,8 billion compared with R0,4 billion in 2002. All operations made a positive contribution to consolidated adjusted profit after tax of R1 194 million before minority interests.

While producing a strong set of results, the Group's international operations continue to face challenges on interconnect payments, currency fluctuations and regulatory issues. These issues are constantly monitored and remedial action is taken where necessary with the respective local strategic partners.

MTN CAMEROON

Under the new management team which took control in June 2002, MTN Cameroon achieved a turnaround to profitability, recording a profit after tax of R102 million compared with a loss of R40 million in 2002 and revenue of R874 million

MTN CAMEROON

For the year ended 31 March

Number of subscribers ('000)


500
400
300
200
100
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 16,5 million
- Mobile penetration 5,0%

OPERATIONAL

- Pre-paid/ post-paid mix 98%: 2%
- ARPU US$21

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	**874**	450	98
EBITDA	**297**	84	(18)
PAT	**102**	(40)	(77)

Note: Financials and data reflect 100% of operation.
MTN International's interest was 70% as at 31 March 2003 (2002: 100%). In terms of certain conditions of the disposal agreements to local Cameroonian shareholders effective April 2002, 80% of MTN Cameroon's economic risk still vests with MTN International and therefore the Group's results include 80% of the results of MTN Cameroon.


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(2002: R450 million). EBITDA was R297 million, resulting in an EBITDA margin of 34%. ARPU levels of US$21 were maintained, aided by the strong showing of the euro to which the local currency (the CFA) is linked.

MTN Cameroon has built and maintained solid corporate brand recognition in the face of strong competition and has achieved the second highest brand awareness in the country, ahead of its competitor. This recognition extends beyond the wide range of products and services offered by the company and reaches the heart of the Cameroonian community through the company's HIV/AIDS awareness programmes, close partnership with youth and amateur sport, and other corporate social investment projects.

During the year, MTN Cameroon expanded its network coverage to include all ten provinces and all major towns. The company also expanded the distribution network to all parts of the country, through the introduction of the market-leading Connect Stores with close to 10 000 independent points of sale. At year-end MTN Cameroon reported subscriber numbers of 431 000 (2002: 224 000) giving it a leading market share.

MTN NIGERIA

MTN Nigeria recorded a strong set of results for its first full year of operations. Revenue increased to R5 361 million (2002: R1 316 million), generating EBITDA of R2 088 million compared with an EBITDA loss of R25 million last year. Profit after tax was R1 146 million, without taking into account the impact of the deferred tax asset of R161 million which is more fully dealt with in the notes to the Group financial statements.

MTN NIGERIA

For the year ended 31 March

Number of subscribers ('000)


1 200
1 000
800
600
400
200
0
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 126 million
- Mobile penetration 1,4%

OPERATIONAL

- Pre-paid/ post-paid mix 98%: 2%
- ARPU US$57

FINANCIALS

	2003 Rm	2002 Rm
Revenue	**5 361**	1 316
EBITDA	**2 088**	(25)
PAT	**1 307**	(261)

Note: Financials and data reflect 100% of operation.
MTN International's interest was 79,5% as at 31 March 2003 (2002: 77,5%).





(continued)

In less than two years of operation MTN Nigeria has emerged as an integral and essential part of the Nigerian socio-economic environment. This is the result of the company's focused commitment to its business objectives coupled with a genuine determination to make a positive contribution to the country's economic growth and development. MTN has become the pre-eminent brand in Nigeria, with brand recognition of over 95%.

Subscriber numbers increased to 1 037 000 at year-end compared with 327 000 in 2002. The company has a leading GSM mobile market share. ARPU levels at US$57 continued to be higher than initially expected.

Due to the high demand for mobile communication services, MTN Nigeria's network was occasionally challenged by significant congestion. In order to manage this, the sale of pre-paid packages was initially slowed down through increased connection fees and subsequently through a temporary restriction on the sale of pre-paid packages.

To address the increasing demand, MTN Nigeria significantly expanded its infrastructure in the country during the year under review. In January 2003, it formally commissioned "Y'helloBahn", the 3 400 kilometre microwave transmission backbone connecting the north of Nigeria to the south-east and south-west at a cost of US$120 million. Y'helloBahn not only enhanced call quality but also expanded coverage through radio base stations which were systematically erected along much of its path.

At year-end, some 40 cities, more than 100 smaller towns and villages and more than 700 communities had been connected to the network. Currently, MTN Nigeria's geographic coverage of the country is estimated at 14%, while population coverage has reached an estimated 38%. The company has installed 478 base stations, 11 mobile switching centres across the country and is in the process of installing two additional switch centres in Kano and Asaba. The company currently has eight Friendship Centres, which are specialist retail and customer service facilities, with a ninth shortly to go live in Ibadan. Five of the Friendship Centres are located in Lagos.

In the year ahead, MTN Nigeria will continue to focus on building additional network capacity, while also extending coverage especially to the north-east of Nigeria. The second phase of Y'helloBahn, which will effect this expansion, is expected to commence soon. It will traverse more than 16 states and bring additional improvement to network quality. The rate of constructing radio base stations is also expected to increase.

MTN Nigeria will continue to make a positive impact on the lives of the people of Nigeria by investing in social projects in critical areas such as child welfare, women empowerment, HIV/AIDS, arts and culture and sport.

In the light of its strong performance to date and in order to further expand its network, MTN Nigeria plans significant additional capital expenditure and investment. The company is in the process of raising project finance facilities of US$380 million.

Key areas of future focus will be a continued expansion of network capacity to alleviate congestion rates and to prepare for the entry of an additional fixed/mobile competitor expected to be launched during the current financial year. The major challenges facing MTN Nigeria are to meet the growing demand for its services in major cities and to launch information and high speed data services to meet market requirements.

On the political front, the re-election in May of President Olusegun Obasanjo for another four-year term will provide continued political stability. This will provide additional impetus for foreign direct investment into the country.





MTN RWANDA

MTN Rwanda recorded pleasing growth over the first half year with both customers and revenue increasing according to plan. During the second half year, trading was more difficult because of changes to the macro-economic environment. An increase in VAT together with a general slowdown in the economy impacted on the growth of the company.

Despite these trading difficulties, MTN Rwanda performed in line with expectations, recording a 52% increase in subscriber numbers to 105 000, and ARPU of US$27.

MTN Rwanda, currently the sole mobile operator, is expected to be faced with a competitor for the first time towards the end of 2003, when RwandaTel is expected to be privatised. It is anticipated, however, that the entry of a competitor will stimulate market demand. Mobile penetration of the population is currently 1,2%.

During the year, MTN Rwanda aligned its brand with the MTN Group. Today, MTN Rwanda's brand recognition is extremely high, at a 98% spontaneous brand awareness.

MTN RWANDA

For the year ended 31 March

Number of subscribers ('000)


120
100
80
60
40
20
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 8,5 million
- Mobile penetration 1,2%

OPERATIONAL

- Pre-paid/ post-paid mix 97%: 3%
- ARPU US$27

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	**280**	238	111
EBITDA	**130**	89	42
PAT	**60**	34	16

Note: Financials and data reflect 100% of operation.
MTN International's interest was 31% as at 31 March 2003 (2002: 31%).




CENTRE

MTN SWAZILAND

MTN Swaziland performed in line with expectations, despite the fixed line operator launching a competitive offering that impacted on pre-paid subscribers during the last quarter of 2003.

The company launched various customer value-added services during the year, including fax-mail and conference call services to all subscribers. MTN Swaziland continues to be voted the most admired company in the Kingdom.

Subscriber numbers at year-end were 68 000, an increase of 24% over the previous year, with ARPU of US$21.

MTN SWAZILAND

For the year ended 31 March

Number of subscribers ('000)


80
70
60
50
40
30
20
10
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 1 million
- Mobile penetration 6,8%

OPERATIONAL

- Pre-paid/ post-paid mix 95%: 5%
- ARPU US$21

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	**194**	158	108
EBITDA	**85**	72	51
PAT	**39**	36	25

Note: Financials and data reflect 100% of operation.
MTN International's interest was 30% as at 31 March 2003 (2002: 30%).





MTN UGANDA

MTN Uganda continues to deliver strong results despite intensifying competition and aggressive price reductions by its main competitors.

The company provides value to its customers by introducing innovative telecommunication services in a market which increasingly demands quality service. It launched Mobile Banking Services, a mobile on-line information service using SMS, introduced the distribution of airtime via ATMs and SMS and launched MTN Business Solutions aimed at the fixed line, mobile corporate and data market. It introduced fibre installations in Kampala, where direct fibre links are provided to customer premises. MTN Uganda also initiated site sharing and transmission leasing with its two main competitors.

The company formally launched its Corporate Social Investment programme, which focuses on building schools, enhancing education and building homes.

At year-end MTN Uganda reported subscriber numbers of 363 000, a 64% increase on 2002. ARPU levels declined to US$28 from US$37.

MTN UGANDA

For the year ended 31 March

Number of subscribers ('000)



400
350
300
250
200
150
100
50
0
00
01
02
03

MARKET INFORMATION (ESTIMATES) (31 March 2003)

- Population 24 million
- Mobile penetration 2,1%

OPERATIONAL

- Pre-paid/ post-paid mix 98%: 2%
- ARPU US$28

FINANCIALS

	2003 Rm	2002 Rm	2001 Rm
Revenue	**1 124**	889	424
EBITDA	**533**	400	180
PAT	**223**	177	61

Note: Financials and data reflect 100% of operation.
MTN International's interest was 52% as at 31 March 2003 (2002: 52%).



IRENE CHARNLEY
COMMERCIAL DIRECTOR

OVERVIEW

Strategic Investments is responsible for cultivating new growth opportunities related to, but outside of the core mobile business as well as managing special strategic projects in the Group. It currently oversees the Group's investments in Orbicom, MTN Network Solutions and Airborn.

ORBICOM

Orbicom's core business is satellite signal distribution. It operates the largest commercial satellite broadcast network on the African continent. The company has experienced a difficult year, with margins coming under pressure in a highly competitive market.

Orbicom's successful penetration of markets in Africa resulted in up to 50% of its revenue being US dollar-based. The recent strengthening of the rand resulted in reduced revenues when translated into rand. Earnings were also affected by the unexpectedly late start-up of the operation in Ghana, coupled with lower than expected monthly revenue and the delayed start-up of another major income-generating project.

Some of the challenges presented by the Ghanaian operation were partly addressed by the deployment of a number of the company's technical experts to assist in stabilising the Ghanaian network and switch. This enabled commercial operation to commence in June 2002.

During 2004, the company will focus on completing the digitisation process in its broadcast business. It will also allocate considerable resources to the building of the MTN Nigeria satellite earth station. It has submitted a number of tenders for various broadcast and telecommunications-related projects in Africa. Another major project is the construction of a satellite earth station in Cape Town for the parliamentary uplink for MultiChoice.

The company plays an important role in the telecommunications sector as a convergence provider, offering services that include broadcast signal distribution, VSAT, microwave and IP solutions. Its core business, however, is to provide satellite solutions for clients such as MultiChoice and Global Access SA and to utilise its technology to offer business solutions, especially in the rest of Africa.

Orbicom has plans in place to maximise margins and has identified several potential new customers. Its state-of-the-art infrastructure, strong skills base and extensive experience in Africa positions it well to provide broadcast signal distribution services, VSAT and IP solutions in new markets. In the short to medium term the company plans to build at least four satellite earth stations for broadcast and/or telecommunications clients.

MTN NETWORK SOLUTIONS

The MTN Group has a 60% equity stake in MTN Network Solutions, which provides managed internet, VPN and hosting services for the corporate market. It is South Africa's fourth-largest tier-one Internet Service Provider and its operations generally offer exceptional opportunities for convergence with MTN South Africa's mobile products and services.

The company achieved improved sales in a difficult market during the second half of the year and was able to achieve its targets in terms of annuity revenue and EBITDA. It reached break-even for the financial year and successfully completed the roll-out of its core national network and construction of a new commercial hosting facility based in Rosebank, Johannesburg.

AIRBORN

Defining and building a sustainable and long-term culture of innovation is a critical component in the provision of relevant and innovative next generation mobile services and







products across the Group. Airborn is charged with both the development of new technologies, and the commercial exploitation of existing technologies and intellectual property. This encompasses advanced application development, concept and technology incubation, the exploration of solutions that fall at the convergence point between mobile technologies and the Internet and the development of applications that enhance the core network activities of mobile operators.

Airborn not only provides the Group with an environment which allows entrepreneurial activities to develop, but also connects them to the Group's resources, knowledge and strategic objectives, thereby ensuring that innovation is closely aligned to the Group's strategies. Airborn aims to provide the platform for strategic growth outside of core activities that both revitalise and challenge the status quo.
The objective is to stimulate, recognise and appropriately reward innovation. Airborn is actively addressing this through a variety of intragroup initiatives.

Airborn's solutions have so far been deployed in a number of countries, including South Africa, Nigeria and Italy.

	2003	2002	2001	2000	1999*
Income statement – extracts (Rm)					
Revenue	**19 405**	12 432	8 337	6 008	4 453
Gross profit	**11 084**	7 351	4 985	3 684	2 437
EBITDA	**6 217**	3 626	2 659	1 913	1 135
Profit from operations	**3 737**	1 777	1 513	1 376	687
Net finance costs	**(833)**	(316)	(183)	(142)	(153)
Taxation	**(687)**	(908)	(576)	(413)	(157)
Minority interests	**(289)**	44	(61)	(229)	(243)
Attributable earnings	**1 929**	592	692	592	135
Headline earnings	**2 483**	1 184	1 103	592	135
Adjusted headline earnings	**2 355**	1 184	1 103	592	135
Balance sheet extracts (Rm)					
Property, plant and equipment	**9 374**	8 322	5 491	3 923	2 857
Goodwill	**10 298**	10 803	11 191	—	—
Intangible assets	**2 263**	3 685	2 795	479	101
Investments and loans	**734**	347	255	212	200
Deferred taxation	**173**	42	37	1	—
Bank balances, deposits and cash	**2 128**	1 568	809	333	522
Other current assets	**3 186**	2 646	1 586	1 371	850
Total assets	**28 156**	27 413	22 164	6 319	4 530
Ordinary shareholders' interest	**17 063**	15 916	14 714	1 892	755
Minority interests	**882**	820	144	580	1 075
Interest-bearing liabilities	**4 835**	5 776	4 364	2 001	1 531
Non-interest-bearing liabilities	**4 569**	3 997	2 259	1 350	986
Deferred taxation	**807**	904	683	496	183
Total liabilities	**10 211**	10 677	7 306	3 847	2 700
Total equity and liabilities	**28 156**	27 413	22 164	6 319	4 530
Cash flow statement – extracts (Rm)					
Net cash flow from operations	**6 735**	4 359	2 986	1 612	1 233
Cash inflows from operating activities	**5 330**	3 109	2 640	1 459	1 058
Cash outflows from investing activities	**(4 333)**	(3 502)	(4 531)	(1 680)	(1 219)
Cash inflows from financing activities	**187**	702	2 330	359	533
Cash and cash equivalents	**1 922**	1 230	804	380	493
Dividends paid	**—**	—	(142)	(38)	(37)
Capital expenditure	**3 919**	3 356	2 219	1 513	1 780
Performance per ordinary share					
Basic headline earnings (cents)	**150,6**	72,5	73,1	51,0	25,3
Attributable earnings (cents)	**117,0**	36,2	45,9	51,0	25,3
Adjusted headline earnings (cents)	**142,8**	72,5	73,1	51,0	25,3
Dividends (cents)	**—**	—	10,0	7,9	4,0
Net asset value – book value (rand)(1)	**10,33**	9,70	9,08	1,51	1,14
Returns and profitability ratios					
Return on assets (excluding goodwill) (%)(2)	**16,3**	8,3	13,5	15,1	13,7
Return on average shareholders' funds (excluding goodwill) (%)(3)	**41,8**	27,4	40,7	44,7	21,4
Gross profit margin (%)	**57,1**	59,1	59,8	61,3	54,7
EBITDA margin (%)	**32,0**	29,2	31,9	31,8	25,5
Enterprise value/EBITDA(4)	**3,8**	7,4	12,7	24,7	7,5
Effective taxation rate (%)	**23,6**	62,4	43,3	33,5	29,3
Effective taxation rate excluding goodwill	**19,6**	44,2	33,1	33,5	29,4

** The results for the year ended 31 March 1999 were restated to reflect the result of MTN Holdings on a fully consolidated basis.*

	2003	2002	2001	2000	1999*
Solvency and liquidity ratios					
Gearing (%)(5)	**35,4**	70,9	96,9	67,5	50,1
Interest cover (times)(6)	**3,9**	4,0	5,7	5,9	3,2
Dividend cover (times)(7)	**n/a**	n/a	6,9	6,1	6,3
Net debt to EBITDA	**0,4**	1,2	1,3	0,9	0,9
Operational information: South Africa					
Average revenue per user (rand)	**206**	208	229	302	378
Number of subscribers (million)	**4,7**	3,9	3,2	2,2	1,0
Mobile penetration of South African population (%) (estimate)	**27**	22	17	12	6
Capital expenditure to revenue (%)	**8**	10	27	25	22
Cumulative Capex per subscriber (rand)	**1 845**	2 003	2 111	2 336	3 488
Operational information: Cameroon					
Average revenue per user (US$)	**21**	24			
Number of subscribers (thousand)	**431**	224			
Capital expenditure to revenue (%)	**50**	34			
Cumulative Capex per subscriber (US$)	**306**	293			
Operational information: Nigeria					
Average revenue per user (US$)	**57**	60			
Number of subscribers (thousand)	**1 037**	327			
Capital expenditure to revenue (%)	**48**	149			
Cumulative Capex per subscriber (US$)	**432**	588			
Operational information: Rwanda					
Average revenue per user (US$)	**27**	38			
Number of subscribers (thousand)	**105**	69			
Capital expenditure to revenue (%)	**30**	32			
Cumulative Capex per subscriber (US$)	**263**	308			
Operational information: Swaziland					
Average revenue per user (US$)	**21**	28			
Number of subscribers (thousand)	**68**	55			
Capital expenditure to revenue (%)	**21**	26			
Cumulative Capex per subscriber (US$)	**358**	240			
Operational information: Uganda					
Average revenue per user (US$)	**28**	37			
Number of subscribers (thousand)	**363**	222			
Capital expenditure to revenue (%)	**28**	43			
Cumulative Capex per subscriber (US$)	**357**	488			

**The results for the year ended 31 March 1999 were restated to reflect the results of MTN Holdings on a fully consolidated basis.*

Definitions

(1) Ordinary shareholders' interest divided by the number of ordinary shares in issue at year-end.

(2) Profit after taxation excluding goodwill amortisation as a percentage of the average of the opening and closing balances of total assets (excluding goodwill).

(3) Headline earnings as a percentage of the average of the opening and closing balances of ordinary shareholders' interest (excluding goodwill).

(4) Market capitalisation plus net debt (interest-bearing liabilities less bank balances, deposits and cash) plus minority interests divided by EBITDA.

(5) Net debt as a percentage of total equity (excluding goodwill).

(6) Profit from operations divided by finance costs.

(7) Headline earnings divided by total dividend.

GROUP CASH VALUE ADDED STATEMENT

FOR THE YEAR ENDED 31 MARCH 2003

	2003 Rm	2002 Rm
Cash value added		
Cash value generated from revenue	18 668	11 751
Cost of materials and services	(10 585)	(6 678)
Cash value added by operations	8 083	5 073
Finance income	124	131
	8 207	5 204
Cash value distributed		
Employees	974	826
Salaries, wages and other benefits	814	666
Employees' tax	160	160
Governments	2 980	1 786
Corporate and indirect taxation	2 602	1 528
Licence fees	375	242
Foreign taxes	3	16
Providers of capital	832	447
Finance costs	832	447
Dividends	—	—
Total cash value distributed	4 786	3 059
Reinvested in the Group	3 421	2 145
	8 207	5 204

SPREAD OF ORDINARY SHAREHOLDERS

as at 31 March 2003	Number of shares	%
Public	742 484 942	44,94
Non-public	909 572 704	55,06
– Directors of MTN Group Limited and major subsidiaries	1 593 656	0,09
– MTN Group Staff Incentive Trusts	2 098 271	0,13
– MTN Group Employees	535 514	0,03
– Johnnic Holdings Limited	596 345 263	36,10
– Newshelf 664 (Proprietary) Limited	309 000 000	18,71
Total issued share capital	1 652 057 646	100,00

Subsequent to year-end, Johnnic Holdings Limited unbundled a 31,9% interest in MTN Group shares to its shareholders. The public shareholding increased to over 70% as a result.


SHAREHOLDING (% SHARES)
44,94
55,06
Public
Non-public

STOCK EXCHANGE PERFORMANCE

For the year ended 31 March	**2003**	2002
Closing price (cents per share) as at 31 March	**1 198**	1 330
Highest price (cents per share)	**1 515**	2 550
Lowest price (cents per share)	**830**	1 150
Total number of shares traded (million)	**746,5**	531,8
Total value of shares traded (Rm)	**9 049,2**	8 521,0
Number of shares traded as a percentage of issued shares (%)	**45,2**	32,4
Number of transactions	**51 206**	66 544
Average weighted traded price (cents per share)	**1 211**	1 602
Average telecommunications index	**252,1**	326
Average industrial index	**6 325**	6 830
Dividend yield (%)	**n/a**	n/a
Earnings yield (%) (headline earnings)	**12,57**	5,45*
Earnings yield (%) (adjusted headline earnings)	**11,92**	5,45*
Price/earnings multiple (adjusted headline earnings) as at 31 March	**8,39**	18,34*
Market capitalisation (Rb) as at 31 March	**19,8**	21,8

**Restated for change in accounting policy.*

CORPORATE GOVERNANCE AND RISK MANAGEMENT





IN A MILITARY-LIKE MANOEUVRE OF PRECISE, COORDINATED TEAMWORK, DOLPHIN PODS COMMUNICATE WITH EACH OTHER THROUGH A SERIES OF COMPLEX CLICKING SOUNDS TO HERD THE SWIRLING MASS OF FISH.

CORPORATE GOVERNANCE



MANUELA MACKINTOSH
COMPANY SECRETARY

GOVERNANCE PHILOSOPHY

The directors and management of the MTN Group subscribe fully to the principles of good corporate governance and their application, as set out in the King II Report on Corporate Governance. They strive to ensure the effectiveness of the processes and structures put in place to implement good governance principles and seek to achieve a proper balance between compliance and performance. The directors are fully aware that their primary responsibility is to act in the best interests of the Company.

The Group is committed to a transparent governance process through which all stakeholders can be confident that the Group's main interests are founded on ethical management principles and values.

The directors believe that sound and effective risk management parameters are being consistently applied in compliance with best local and international practice. Underpinning the Group's corporate governance policies are three pillars: effective and efficient organisational structures; the achievement of management objectives and the constant review of long-term strategic plans; and effective transformation processes.

The Group's corporate governance model is constantly adapted to accommodate internal organisational changes and international trends in all sectors where corporate governance considerations are critical to the achievement and establishment of the Group's overall objectives and reputation.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The principles governing responsibility for the Financial Statements are set out in the Directors' Report starting on page 59.

THE BOARD OF DIRECTORS

The Board is responsible for governance, for Group policies and for ensuring their effectiveness. It is led by a non-executive chairman who is responsible for representing the Board.

The non-executive directors take responsibility for ensuring that the Chairman encourages proper deliberation on all matters requiring the Board's attention. Board members ensure that there is an appropriate balance of power and authority so that no one individual or block of individuals can dominate the Board's decision-making process.

BOARD STRUCTURE

The Company has a unitary Board structure. The Board comprises five executive directors and six non-executive directors, of which four are independent non-executive directors.

The roles of the Chairman and Chief Executive Officer remain separate and distinct. The Chairman has no executive powers. The Board meets on a quarterly basis or more frequently as special circumstances dictate.

The Board takes full responsibility for all decisions, including the approval of financial results, together with regular reviews of investment decisions and performance against approved plans, budgets and best practice standards. The Board retains full and effective control over the Group and reserves the right to decide on material matters, which include such areas as capital expenditure, corporate actions, borrowings and investments.

The Chairman meets routinely with the non-executive directors to discuss Group performance and other issues. All directors have the credibility and experience required to fulfil their duties independently of management. Non-executive directors have access to management and may meet separately with management without the executive directors being present.

On 30 June 2002 Mr P Edwards resigned as the Chief Executive Officer and Mr P F Nhleko was appointed in his stead. Mr P F Nhleko was previously non-executive chairman of the Group. Dr C R Jardine resigned on 15 October 2002. Ms S N Mabaso and Mr A F van Biljon were appointed to the Board on 1 July 2002 and 1 November 2002 respectively. Subsequent to

Details of attendance by directors at quarterly Board meetings during the year under review are set out below:

Names of directors	12.06.02	29.08.02	26.11.02	10.03.03
D D B Band***	P	P	P	P
I Charnley*	P	P	P	P
Z N A Cindi***	P	A	P	P
R S Dabengwa*	P	P	P	P
P Edwards*	P	NAD	NAD	NAD
P L Heinamann***	P	P	P	A
C R Jardine**	P	A	NAD	NAD
S N Mabaso**	NAD	A	P	A
P F Nhleko* (appointed as executive 1 July 2002)	P	P	P	P
R D Nisbet*	P	P	P	P
M C Ramaphosa**	P	P	P	P
A F van Biljon***	NAD	NAD	P	P
P L Zim*	P	P	P	P
J R D Modise – (alt to M C Ramaphosa)	P	NRA	P	NRA
L C Webb – (alt to C R Jardine/S N Mabaso)	P	P	P	P

A = Apologies P = Present NAD = Not a director at the time NRA = Not required to attend, main board member present

** Executive ** Non-executive *** Independent non-executive*

31 March 2003, Ms S L Botha joined the Board as Executive Director Marketing, effective from 7 July 2003. Mr P L Zim resigned as Executive Director, effective 30 September 2003.

APPOINTMENT OF DIRECTORS

Directors have no fixed term of appointment but retire by rotation, in accordance with the provisions of the Company's Articles of Association.

The current Chief Executive Officer has a three-year employment contract, which commenced in July 2002. As the Group operates in a dynamic environment, the Board is of the view that a longer term of employment is beneficial to the Group at this stage of its development.

Shareholders will be asked to approve the extension of Mr Nhleko's contract at the upcoming Annual General Meeting for an additional two-year period to July 2007.

INDUCTION OF DIRECTORS

On appointment, each new director undergoes an induction programme designed to meet individual needs and circumstances. The Company Secretary manages the induction programme.

New and prospective directors are required to complete the necessary formalities in terms of the relevant legislative and regulatory requirements.

(continued)

Details of attendance by directors at Special Board meetings during the year under review are set out below:

Names of directors	08.04.02	14.08.02	25.09.02	28.10.02	06.12.02	10.02.03	24.03.03
D D B Band***	P	P	P	P	P	P	P
I Charnley*	P	P	P	P	P	P	P
Z N A Cindi***	P	P	A	P	A	P	P
R S Dabengwa*	P	P	P	P	P	P	P
P Edwards*	P	NAD	NAD	NAD	NAD	NAD	NAD
P L Heinamann***	P	P	P	P	P	P	P
C R Jardine**	A	A	P	NAD	NAD	NAD	NAD
S N Mabaso**	NAD	A	A	P	P	P	P
P F Nhleko* (appointed as executive 1 July 2002)	P	P	P	P	P	P	P
R D Nisbet*	P	P	P	P	P	P	P
M C Ramaphosa**	A	P	P	P	P	P	P
A F van Biljon***	NAD	NAD	NAD	NAD	P	P	P
P L Zim*	P	A	P	P	P	P	P
J R D Modise (alt to M C Ramaphosa)**	A	NRA	NRA	NRA	P	NRA	NRA
L C Webb (alt to C R Jardine/ S N Mabaso)**	P	A	NRA	P	P	P	P

A = Apologies P = Present NAD = Not a director at the time NRA = Not required to attend, main board member present

** Executive ** Non-executive *** Independent non-executive*

Details of attendance at Special Board subcommittee meetings of non-executive directors during the year under review are set out below:

Names of directors	21.11.02	02.12.02
D D B Band***	P	P
Z N A Cindi***	P	P
P L Heinamann***	P	P
S N Mabaso**	NRC	NRC
M C Ramaphosa**	A	P
A F van Biljon***	P	A
J R D Modise – (alt to M C Ramaphosa)**	A	P
L C Webb – (alt to S N Mabaso)**	NRC	NRC

A = Apologies P = Present NRC = Not required to attend, due to conflict of interest

*** Non-executive *** Independent non-executive*

DEALINGS IN SECURITIES

All directors of the Group and its subsidiaries are required to notify the Company Secretary of any intention to buy or sell shares in the Group whether directly or indirectly. Directors and executive members of the Group's share incentive schemes are prohibited from dealing in the Company's shares during price-sensitive periods, in compliance with regulatory and governance requirements.

It has already become Group policy for any director wishing to conclude any transaction in the Company's shares to obtain the prior approval of either the Chairman or the Chief Executive Officer.

CHARTER

The functions of the Board are governed by a charter setting out its mission, roles, duties and responsibilities, and in particular covering the following:

- Directors' fiduciary responsibilities;
- Leadership of the Board;
- Induction of new directors;
- Evaluation of directors;
- Board's relationship with staff and external advisors, as well as director's rights of unrestricted access to Company records; and
- Board and sub-committee meetings and procedures.

The Board Charter requires the directors to be assessed both individually, and collectively. The Nominations, Remuneration and Human Resources Committee is required to formally evaluate the Chief Executive Officer and senior executives of the Group on an annual basis. Subject to the approval of shareholders, the Board makes the appointments of new directors on the recommendation of the Nominations, Remuneration and Human Resources Committee.

MANAGEMENT REPORTING

The Group's operational performance and financial progress are reported monthly against approved budgets and the figures of the previous year. Profit projections and cash flow forecasts are updated regularly, while working capital and borrowing levels are monitored continuously.

INTERNAL CONTROLS

The Group maintains internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard and verify the Group's assets. Established policies and procedures are in place and are implemented by trained personnel with an appropriate segregation of duties.

The internal auditors, through the audit work that they perform, confirm that the abovementioned monitoring procedures are being effectively applied. All significant findings arising from audit activities are brought to the attention of the Group Audit Committee and where necessary, the Chief Executive Officer and/or the Board of directors.

Nothing has come to the attention of the directors or to the attention of the external and internal auditors to indicate that any material breakdown in the functioning of the internal control systems occurred during the year under review.

EXTERNAL AUDIT

The external auditors provide an independent assessment of certain selected systems of internal financial control and express an independent opinion on the annual financial statements. The external auditors complement the work of the internal audit department and review applicable internal audit reports on a regular basis. The external audit function offers reasonable, though not absolute, assurance about the accuracy of financial disclosures. The Board is informed, and has no reason to doubt, that the external auditors observe high levels of business and professional ethics.

BOARD SUB-COMMITTEES

The Board has established a number of standing committees accountable to the Board with defined and approved terms of reference as follows:

- Executive Committee;
- Group Audit Committee;

- Risk Management and Corporate Governance Committee; and
- Nominations, Remuneration and Human Resources Committee.

At Board meetings the relevant minutes of each sub-committee are submitted and the responsible Chairman reports on all decisions and deliberations.

EXECUTIVE COMMITTEE

The Executive Committee is responsible to the Board for:

- Recommending the Group's financial and business strategy;
- Monitoring the implementation of this strategy through a review of the monthly financial and operational results; and
- Benchmarking the financial status of the Group.

The Executive Committee assists the Chief Executive Officer in guiding and controlling the overall direction of the business of the Group and acts as a medium of communication and co-ordination between business units, Group subsidiary companies and the Board.

The members of the Executive Committee are:

Mr P F Nhleko – *(Chairman)*
Ms I Charnley
Mr R S Dabengwa
Dr Y Muthien
Mr R D Nisbet
Mr P D Norman
Mr P L Zim

Subsequent to 31 March 2003, Ms S L Botha, Executive Director Marketing, and Messrs C S Wheeler, Group Executive Legal and K W Pienaar, Group Executive Information and Technology, joined as Members of the Executive Committee.

GROUP AUDIT COMMITTEE

The Board has established a Group Audit Committee and other subsidiary audit committees where required by regulation or deemed appropriate.

The members of the Group Audit Committee are:

Mr A F van Biljon*** *(Chairman)*
Mr D D B Band***
Mr P L Heinamann***
Ms S N Mabaso**
Mr J R D Modise**
Mr L C Webb (Alt to S N Mabaso)**

*** Non-executive*
**** Independent non-executive*

The internal and external auditors have unrestricted access to the reporting structures of these committees. The audit committees identify and evaluate exposure to significant risks, review the effectiveness and adequacy of the systems

Details of attendance by members of the Group Audit Committee during the year under review are set out below:

Names of members	22.05.02	23.05.02	29.05.02	30.07.02	01.11.02	05.11.02	21.11.02
A F van Biljon***	NAM	NAM	NAM	NAM	P	P	P
D D B Band***	P	P	P	P	P	P	P
P L Heinamann***	P	A	P	P	A	P	P
C R Jardine**	A	A	A	P	NAM	NAM	NAM
S N Mabaso**	NAM	NAM	NAM	NAM	A	A	P
J R D Modise**	A	P	P	P	P	A	P
L C Webb (alt to C R Jardine/ S N Mabaso)**	P	P	P	P	P	P	P

A = Apologies   P = Present   NAM = Not a member
*** Non-executive*   ****Independent non-executive*

of internal, financial and operational controls, and the appropriateness of accounting policies. The Group Audit Committee also reviews financial and operational information to be provided to shareholders and other stakeholders in the annual reports.

The Group Audit Committee oversees compliance with corporate governance practices and specific disclosures in the annual financial statements. The Group Audit Committee is also responsible for the review of major audit recommendations and the approval of interim and annual results announcements. The members of the committee are all financially literate. The Chief Executive Officer and external and internal auditors together with the relevant members of the management team attend meetings by invitation.

The Group Audit Committee operates in compliance with terms of reference established by the Board in the form of a charter that takes account of current international trends and developments pertaining to audit committees.

During the year under review, Mr Doug Band advised of his intention to stand down as the Chairman of the Group Audit Committee with effect from 21 November 2002. Mr Alan van Biljon was appointed in his stead. Mr Band remains a member of the Group Audit Committee.

The charter allows that sessions may be held without management present to ensure that matters are considered without improper influence. The head of internal audit and the external audit partners have unrestricted access to the Chairman of the committee.

RISK MANAGEMENT AND CORPORATE GOVERNANCE COMMITTEE

The objective of the Risk Management and Corporate Governance Committee is to identify, assess, manage and monitor the risks to which the business is exposed. This committee is also responsible for reviewing the quality of corporate governance within the Group and for providing advice to directors and management on issues that may lead to conflicts of interest. Other key issues such as people risk, the environment and sustainability constitute important aspects of this committee's mandate.

The Risk Management and Corporate Governance Committee mandate includes the following key terms of reference:

- To provide an independent and objective review to the Board on the status of Risk Management and Corporate Governance within the Group;
- To examine the relationship between the Group and its stakeholders to ensure that appropriate procedures are in place to prevent conflicts of interest that may arise with the aim being to align as closely as possible the interests of employees, the Company and society in general; and
- To promote the "seven pillars" of good corporate governance being, discipline, transparency, independence, accountability, responsibility, fairness and social responsibility.

The members of this committee are:

Mr P L Heinamann*** *(Chairman)*
Mr Z N A Cindi***
Mr L C Webb**
Mr P F Nhleko*
Mr P L Zim*
Mr R S Dabengwa*

* *Executive*
** *Non-executive*
*** *Independent non-executive*

The committee has met on one occasion, on 5 November 2002, when all members were in attendance.

Subsequent to 31 March 2003, Mr A F van Biljon was appointed to this committee. The Board is confident that the fundamental processes are now in place to encourage compliance with current and future risk management requirements and objectives.

NOMINATIONS, REMUNERATION AND HUMAN RESOURCES COMMITTEE

The purpose of the Nominations, Remuneration and Human Resources Committee is set out in the charter approved by the Board. The main responsibilities of this committee are:

- To review the composition of the Board;
- To conduct an annual assessment of its performance;
- To set criteria for the nomination of directors and committee members of the Board together with Group subsidiaries; and
- To identify, evaluate and recommend nominees for appointment to the Board.

The members of the Nominations, Remuneration and Human Resources Committee are:
Mr M C Ramaphosa** *(Chairman)*
Mr D D B Band***
Ms S N Mabaso**

*** Non-executive*
**** Independent non-executive*

Although not appointed as a member of the Nominations, Remuneration and Human Resources Committee, the Chief Executive Officer is invited to attend all meetings and recommend changes to the remuneration of other executives and senior members.

At all times, due attention is paid to the development of equity employment strategies, succession planning and the retention of key executives. The Group's remuneration philosophy is designed to ensure that the Group attracts and retains the critical skills necessary to promote the overall prosperity of the Group. This philosophy is subject to ongoing reviews by means of internal and external benchmarking, with the objective of maintaining competitiveness in the labour market.

Group executive directors and senior executives receive a performance-related salary and benefits commensurate with their management responsibilities. Bonuses are paid annually and are structured to reward executive directors and senior executives relative to the performance of the Group. Subject to scheme rules and the maximum number of share options to be allocated as approved by shareholders, share options are allocated to the directors and senior staff in proportion to their contribution to the business, based on levels of seniority. The options, which are allocated at the market price ruling on the trading day prior to the date of allocation, vest after stipulated periods and are exercisable up to a maximum of ten years from the date of allocation.

SHARE OPTIONS

Share options are not granted to non-executive directors.

In relation to the Group's share options granted to executive directors and employees:

- The specific grant is not subject to prior shareholder approval, however, the share option scheme and subsequent amendments have to be approved by shareholders at a general meeting;
- The issue of share options is sanctioned by the Nominations, Remuneration and Human Resources Committee;
- Specific vesting periods apply to all options granted;

Details of attendance by members of the Nominations, Remuneration and Human Resources Committee during the year under review are set out below:

Names of members	17.05.02	11.07.02	14.08.02	25.09.02	21.10.02
M C Ramaphosa**	P	P	P	P	P
D D B Band***	P	P	P	P	P
C R Jardine**	A	A	A	P	NAM
S N Mabaso**	NAM	NAM	NAM	NAM	A
L C Webb (alt to C R Jardine/ S N Mabaso)**	A	P	A	NRA	P

A = Apologies P = Present NAM = Not a member NRA = Not required to attend, main board member present

**Executive **Non-executive ***Independent non-executive*

On 15 October 2002 Dr C R Jardine resigned as a member of the Nominations, Remuneration and Human Resources Committee and Ms S N Mabaso was appointed in his stead.

- No share options have been repriced; and
- There is no pricing discount on share options granted to directors of the Group and its subsidiaries.

EMPLOYMENT EQUITY

The MTN Group has a clearly defined employment equity strategy and a comprehensive employment equity plan. These together with other specific affirmative action programmes aim to realise the full potential of previously disadvantaged personnel, while at the same time meeting all legislative requirements. More details in this regard are provided in the Sustainability Report.

COMPANY SECRETARY

The Company Secretary is Mrs M M R Mackintosh. The Company Secretary plays an important role in supporting the Chairman and the Chief Executive Officer with regard to statutory and secretarial matters. In addition she provides guidance on compliance matters to directors, both together and individually, on an ongoing basis. She provides relevant information on new regulations from the JSE and associated legislation that may affect directors.

All directors may seek independent professional advice where required. They have access to the services of the Company Secretary who is responsible for ensuring the adherence by the Board and its sub-committees to Corporate Governance requirements and the proper administration of Board proceedings, statutory regulations and best corporate practices.

GOING CONCERN

The annual financial statements set out on pages 59 to 109, have been prepared on a going concern basis since the directors have every reason to believe that the Company and the Group have adequate resources in place to continue operating for the foreseeable future.

SUSTAINABILITY

The Group recognises its obligation to contribute to socio-economic goals and social upliftment programmes.

The Group strives to conduct its business with due regard for environmental concerns and is committed to developing operational policies that address the environmental impact of its business activities.

Details of the Group's sustainability activities are contained in the attached Sustainability Report.

STANDARDS OF CONDUCT

The Group is committed to:

- The highest standards of integrity and ethical behaviour in all dealings with stakeholders including society at large;
- Conducting its business through fair and commercially competitive practices; and
- Trading with suppliers who subscribe to ethical practices and are proactive regarding environmental, social and sustainability issues.

DISCLOSURE

In terms of the JSE Listings Requirements, the Group is required to disclose individual directors' emoluments, which appear in the Directors' Report on pages 66 and 67.

COMMUNICATION WITH SHAREHOLDERS

The Group is engaged in meaningful and constructive dialogue with investors and shareholders and endeavours to maintain open and honest communications with them.

Shareholders have been invited to attend the Annual General Meeting to be held on 29 September 2003 at 11:00 at the MTN Innovation Centre, 14th Avenue, Fairlands. The Chairmen of the Group Audit, Nominations, Remunerations and Human Resources and Risk Management and Corporate Governance Committees will be available to answer any questions from shareholders.

Abridged curriculum vitae of nominated directors are included in the Notice to Members on pages 114 and 115 as well as on pages 110 and 111 under Details of Directorate.

The directors acknowledge on page 56, their responsibility for the fair presentation in the financial statements of the:

- state of affairs of the Group as at the end of the year under review;
- net income for the period; and
- cash flows for the period.

The Group has adopted an enterprise-wide risk management methodology to ensure an integrated and effective risk management framework, within which all risks are identified, assessed, managed and monitored in order to achieve an optimal risk-reward profile. This entails co-ordinated risk assessments and management across the different risk types facing the Group, as well as integrated risk evaluation across the Group's various geographical locations, legal entities and business lines.

Risk management for the Group is a dynamic, continually evolving process that remains relevant to its businesses at all times.

The Board of Directors, through the Risk Management and Corporate Governance Committee, is responsible for the process of integrated risk management in the Group. A dedicated risk management function has been established to facilitate the day-to-day management of risk within the Group.

Executive management has undertaken a comprehensive evaluation of strategic and key operational risks within MTN International, where the greatest value is likely to emerge. The process has been completed in MTN International and is currently in progress in the South African operation. Risk assessments have been undertaken in various divisions in different countries and it is intended to integrate and consolidate the results with the strategic risks identified at Group level. Integration is considered to be a key component of the Group's risk management process in order to achieve the set business objectives.

The risk management assessments in MTN International have drawn a distinction between risks that need to be managed at Group level and those that need to be managed at the operational level in each country.

Group risks relate to:

- Operational issues such as procurement practices or management performance;
- Financial issues, such as repatriation of earnings, currency fluctuation, asset management, funding, interconnect revenue, and tax;
- Socio-economic issues such as political factors, HIV/AIDS, regulatory matters; and
- Strategic issues in relation to brand, competitive environment or technology.

Risks that need to be handled at operational level are for instance those arising from competition, financial performance, corporate culture, customer service, fraud, media and public image, personal accident, insurable perils, social and strike issues. Responsibility for risk management is allocated to each of the operating subsidiaries and divisions, with the aim of integrating the risk management activities into the operations.

A critical factor of the Group's approach to risk management is the distinction between inherent and residual risk, or those risks that are considered substantial and well managed and those that are not so well managed and require additional attention. Furthermore, to ensure that management remains accountable to the MTN Group Board of directors for reporting on the risk management process and structures, risk management reports are required to be presented to the appropriate governance structures – the Risk Management and Corporate Governance Committee, the Group Audit Committee or the Board. This approach is intended to ensure that the correct information goes to the correct forum.

Major risks
The need to expand the Group's revenue base and exploit some of the excellent prospects for growth offered in the emerging markets of Africa, against the background of a maturing market in South Africa, has prompted significant

investment in five countries outside South Africa. Some of the substantial risks to which the Group is exposed are linked to these enterprises.

The remarkable and exceptionally strong performance of MTN International's investments has confirmed the results of research and feasibility studies, which earlier indicated that the potential gains far outweigh the risks. The Group will continue to monitor operations, together with their socio-political and business environments, to ensure that the desired returns are achieved on a sustainable basis.

Currency and interest rate fluctuations
It is Group policy to hedge in Rands all outstanding contracts denominated in foreign currency and entered into by its South African based subsidiaries. These hedging activities are carried out in compliance with the regulations of the SARB.

Part or all of the initial capital requirements for the establishment of network operations in Swaziland, Rwanda, Uganda, Cameroon and Nigeria were funded by free cash flows from the South African operation, again in terms of the SARB regulations. Additional net equity capital funding for the operations in Nigeria and Uganda, amounted to some US$204 million as at March 2003, and was financed through offshore borrowings. These borrowings, due to mature in July 2003, were refinanced through a syndicated banking facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation Europe Limited in March 2003 for a four-year term.

The funds borrowed against this facility by MTN Mauritius are not hedged because current exchange control regulations imposed by the SARB do not allow hedging of offshore liabilities for offshore investments. However, MTN International has invested R500 million into an international sinking fund policy which acts as an indirect hedge against US$47 million of the foreign exchange exposure. The unhedged portion has been reduced to US$157 million as a result.

The Group hedges potential interest-rate exposure and seeks to fix interest rates for up to 50% of its borrowings for a maximum of two years.

The Group employs the services of specialist professionals to advise on probable interest-rate movements. The prime objective is to limit the potentially adverse effects of interest-rate movements on net interest costs.

Regulatory risk
Telecommunications legislation and mobile licensing conditions determine the framework within which the Group is obliged to operate.

In South Africa, the approach of the regulator is broadly transparent and consultative and the Group endeavours to maintain cordial and co-operative relations with the relevant authorities.

New and proposed legislation is closely monitored to ensure that appropriate strategies and action plans are developed to take account of changed circumstances. In terms of the Telecommunications Amendment Act of 2001, MTN South Africa is entitled to access the 1 800 MHz frequency spectrum. Recent announcements by the South African Government have provided clarity on the frequency fees for utilisation of the spectrum. We believe an equitable approach has been followed.

In our international operations, qualified staff have been employed who are in regular contact with the respective authorities.

Technology risk
Telecommunications is one of the fastest developing technologies in the modern era and MTN Group strives to ensure that it is at the forefront of cutting-edge technological developments.

MTN South Africa, for example, was the first cellular operator in Africa to upgrade its entire system to a general packet radio-switching system (GPRS) platform, which allows constant connection to the Internet. It was also the first operator to offer a high-speed circuit-switched data (HSCSD) platform. Mobile data for the business market is expected to become an increasingly important contributor to the revenues of mobile operators. These innovations have enabled the Group to launch pioneering data applications for the business market.

Country risk

Country risk arises when events or developments in foreign countries in which the Group has invested threaten to erode or destroy the value of those investments. Such events could be the imposition of exchange controls, political instability or insufficient foreign exchange. Country risk of this nature and exposure to political risk are thoroughly explored and analysed during the pre-investment feasibility or due diligence studies and are factored into the equation of risk and reward.

Management continually monitors economic and political data and engages the services of the London-based Control Risks Group to assist in assessing country risk. The Group has also taken out political risk insurance to cover part of its total equity investment in the various international operations.

Conclusion

Risk management is effectively aligned with performance management in practically all respects and should cover all operational issues. The underlying objectives are to maximise long-term shareholder value, to protect the Group's assets and people, and the environment, as well as to enhance the Group's reputation and brand name.

INTERNAL AUDIT

The Board has established a Group internal audit function which reports to the Group Chief Executive Officer and Group Audit Committee. All operating subsidiaries have also appointed internal audit departments, which report to their respective chief executives and audit committees, while maintaining a strong reporting line to Group internal audit.

Internal audit work is primarily risk based and will be tailored to meet the assurance requirements following completion of the risk profile.

The internal audit function, acting under the direction of the Board, enables the directors to fulfil their responsibilities and maintain the systems of control that reduce the risk of error or loss. It acts independently to appraise the effectiveness of internal systems of control in the light of an intimate knowledge of the Group's financial and business objectives, systems and procedures.

The internal audit function, acting under the direction of the Group Audit Committee, determines the audit plan on an annual basis, based on the relative degree of inherent risk of the Group's operations. It seeks to enhance the effectiveness of the internal audit process by continually developing audit standards and methodologies and by conducting ongoing skills training and development programmes.

GLOSSARY OF TERMS AND ACRONYMS

Group companies
M-Cell: M-Cell Limited
MTN, MTN Group or **the Group**: MTN Group Limited – formerly known as M-Cell Limited
MTN Holdings: Mobile Telephone Networks Holdings (Proprietary) Limited

The following companies are jointly referred to as **MTN South Africa**
MTN Network Operator: Mobile Telephone Networks (Proprietary) Limited
MTN Service Provider: MTN Service Provider (Proprietary) Limited – formerly known as M-Tel (Proprietary) Limited
i-Talk: i-Talk (Proprietary) Limited
Leaf: Leaf Wireless (Proprietary) Limited
e-Bucks: New Bucks Holdings (Proprietary) Limited

The following companies are jointly referred to as **MTN International**
MTN International: MTN International (Proprietary) Limited – formerly Mobile Telephone Networks Africa (Proprietary) Limited
MTN Mauritius: MTN International (Mauritius) Limited – formerly Mobile Telephone Networks International Limited
MTN Nigeria: MTN Nigeria Communications Limited
MTN Cameroon: Mobile Telephone Networks Cameroon Limited
MTN Uganda: MTN Uganda Limited
MTN Rwanda: Rwandacell S.A.R.L
MTN Swaziland: Swazi MTN Limited

The following companies are jointly referred to as **Strategic Investments**
MTN Network Solutions: MTN Network Solutions (Proprietary) Limited – formerly known as Citec (Proprietary) Limited
Orbicom: Orbicom (Proprietary) Limited

Terms and acronyms
Adjusted Headline EPS: Headline EPS adjusted for deferred tax asset in MTN Nigeria
AIDS: Acquired Immune Deficiency Virus
ARPU: Average Revenue Per User
BEE: Black Economic Empowerment
Capable subscribers: Subscribers who have been active within a three-month period
CFA: Cameroon Communauté Financière Africaine franc
EBITDA: Earnings Before Interest, Taxation, Depreciation and Amortisation
EE: Employment Equity
EPS: Earnings Per Share
EURIBOR: European Inter-Bank Overdraft Rate
GPRS: General Packet Radio Service
GRI™: The Global Reporting Initiative was established in 1997, with the mission of designing globally applicable guidelines for preparing enterprise-level sustainability reports
GSM: Global System for Mobile Communication
Headline EPS: Headline Earnings Per Share
HIV: Human Immunodeficiency Virus
HSCSD: High Speed Circuit Switched Data
IAS: International Accounting Standard
ICASA: Independent Communications Authorities of South Africa
ICT: Information Communication Technologies
IP: Internet Protocol
Johnnic: Johnnic Holdings Limited
LIBOR: London Inter-Bank Overdraft Rate
MOU: Minutes Of Use
NEPAD: New Economic Partnership for Africa's Development
Newshelf 664: Newshelf 664 (Proprietary) Limited
NGO: Non-governmental Organisation
NIBOR: Nigerian Inter-Bank Overdraft Rate
PAT: Profit After Taxation
RIVR: Remote Interactive Voice Response
SIDA: Swedish International Development Agency
SIM: Subscriber Identity Module controlling access to GSM network
SNO: Second fixed-line Network Operator
SARB: South African Reserve Bank
SMS: Short Messages Service
TELKOM: Telkom South Africa Limited
TWIST: Two-Way Instant Short Text
VPN: Virtual Private Network

ANNUAL FINANCIAL STATEMENTS




THESE REGULAR VISITORS, WHO SHAPE CONTINENTS,
ROLL AND CHURN ALONG OUR COASTS.
AT THE WILL OF THE MOON THEY BECKON YOU CLOSER

ANNUAL FINANCIAL STATEMENTS

The Directors are required by the South African Companies Act, 1973 as amended (the Companies Act) to maintain adequate accounting records and to prepare annual financial statements which fairly present the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that year, in conformity with South African Statements of Generally Accepted Accounting Practice. The annual financial statements are the responsibility of the Directors and it is the responsibility of the external auditors to report thereon. Their report to the members of the Company is set out on pages 59 to 69 of this annual report.

To enable the Directors to meet these responsibilities, the Board sets standards and implements systems of internal control aimed at reducing the risk of error or loss in a cost-effective manner. The controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the Group, and all employees are required to maintain the highest ethical standards in ensuring that the Group's business practices are conducted in a manner which, in all reasonable circumstances, is beyond reproach. The Directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the independent external auditors on the results of their audits, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the annual financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the Directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The annual financial statements of the Group comply with South African Statements of Generally Accepted Accounting Practice and the financial statements are based on appropriate accounting policies, that have been consistently applied, except for the change in accounting policy in respect of connection incentives, which is disclosed in paragraph 2.9 under the principal accounting policies, and have been supported by reasonable and prudent judgements and estimates. The Directors are of the opinion that the annual financial statements fairly present the financial position of the Company and of the Group as at 31 March 2003 and the results of the operations and cash flow information for the year then ended.

The annual financial statements have been prepared on a going-concern basis and the Directors have every reason to believe that the Group's businesses will be going concerns in the year ahead.

DIRECTORS' APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 MARCH 2003

The annual financial statements and Group annual financial statements, which appear on pages 59 to 109 were approved by the Board of Directors on 19 June 2003 and are signed on its behalf by:

P F Nhleko
Group Chief Executive Officer

R D Nisbet
Group Finance Director

Sandton

19 June 2003

CERTIFICATE BY THE COMPANY SECRETARY

FOR THE YEAR ENDED 31 MARCH 2003

In my capacity as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, as amended, that for the year ended 31 March 2003, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that such returns are true, correct and up to date.

M M R Mackintosh
Company Secretary

Sandton

19 June 2003

TO THE MEMBERS OF MTN GROUP LIMITED

We have audited the annual financial statements of MTN Group Limited and its subsidiaries that are set out on pages 59 to 109 for the year ended 31 March 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conduct our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

SizweNtsaluba VSP Inc.

SizweNtsaluba VSP Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg

19 June 2003

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg

19 June 2003

The directors take pleasure in presenting their report and audited financial statements for the year ended 31 March 2003.

NATURE OF BUSINESS

MTN Group Limited (formerly M-Cell Limited) (MTN Group or the Company) carries on the business of investing in the telecommunications and satellite signal distribution industries through its subsidiaries as follows:

Mobile Telephone Networks Holdings (Proprietary) Limited (MTN Holdings), a wholly owned subsidiary of MTN Group, is the holding company of a group that operates telecommunications networks and provides related services to customers in six countries. MTN Holdings conducts its business through a number of directly and indirectly held subsidiaries, joint ventures and associates. The main subsidiaries, joint ventures and associates are as follows:

Subsidiaries

- Mobile Telephone Networks (Proprietary) Limited (MTN Network Operator), a cellular network operator
- MTN Service Provider (Proprietary) Limited (MTN Service Provider), a cellular service provider (formerly known as M-Tel (Proprietary) Limited)
- MTN International (Proprietary) Limited (MTN International) (formerly known as Mobile Telephone Networks Africa (Proprietary) Limited), the holding company of the Group's telephony operations in territories outside of South Africa
- MTN International (Mauritius) Limited (MTN Mauritius) (formerly known as Mobile Telephone Networks International Limited)
- MTN Nigeria Communications Limited (MTN Nigeria)
- Mobile Telephone Networks Cameroon Limited (MTN Cameroon)

Joint Ventures (between Group and other parties)

- MTN Network Solutions (Proprietary) Limited (MTN Network Solutions) (formerly known as Citec (Proprietary) Limited)
- Swazi MTN Limited (MTN Swaziland)
- Rwandacell S.A.R.L. (MTN Rwanda)
- MTN Uganda Limited (MTN Uganda)

Associates

- MTN Publicom Limited
- i-Talk (Proprietary) Limited
- New Bucks (Proprietary) Limited
- Leaf Wireless (Proprietary) Limited

Orbicom (Proprietary) Limited (Orbicom), another wholly owned subsidiary of the MTN Group, is a leading satellite signal distribution company in Africa.

Details of major subsidiary companies in which the MTN Group has a direct or indirect interest are set out in Annexure 1 of the annual financial statements on page 108.

RESULTS OF OPERATIONS	2003 Rm	2002 Rm
Aggregate profits in:		
Subsidiaries	**2 653**	1 467
Joint ventures	**146**	113
Associated companies	**4**	2
	2 803	1 582
Aggregate losses in:		
MTN Group Company*	**597**	587
Subsidiaries	**272**	392
Joint ventures	**2**	3
Associated companies	**3**	8
	874	990

For further details on operations refer to note 1 – Business and geographical segments, in the notes to the annual financial statements on pages 80 and 81.

**Includes amortisation of goodwill.*

SHARE CAPITAL AND PREMIUM

Authorised share capital

There has been no change in the authorised share capital of the Company.

Issued share capital

The issued share capital of the Company was further increased during the year under review by the allotment and issue to the MTN Staff Incentive Trust (the MTN Debenture Trust) of the following ordinary share allotments in respect of the acquisition of 3 732 350 MTN Holdings ordinary shares from the beneficiaries of the MTN Debenture Trust.

- 93 949 at R12,94 on 30 May 2002
- 8 672 744 at R13,27 on 21 June 2002
- 508 092 at R11,34 on 19 August 2002
- 1 579 659 at R10,50 on 25 September 2002
- 581 060 at R11,95 on 18 December 2002
- 184 801 at R13,10 on 3 March 2003

Accordingly, at 31 March 2003, the issued share capital of the Company was R165 206, comprising 1 652 057 646 ordinary shares of 0,01 cent each.

Unissued share capital

The unissued ordinary shares are the subject of a general authority granted to the directors in terms of section 221 of the Companies Act, 1973 (Act No. 61 of 1973) (the Companies Act). As this general authority remains valid only until the next annual general meeting, which is to be held on 29 September 2003, members will be asked at that meeting to consider an ordinary resolution placing the said unissued ordinary shares up to a maximum of 10% of the Company's issued share capital under the control of the directors until the 2004 annual general meeting.

Acquisition of the Company's own shares

At the last annual general meeting, shareholders gave the Company or any of its subsidiaries, a general authority in terms of sections 85 and 89 of the Act, for the acquisition of shares of the Company. As this general authority remains valid only until the next annual general meeting, which is to be held on 29 September 2003, members will be asked at that meeting to consider a special resolution to renew this general authority until the 2004 annual general meeting.

Distribution to shareholders

During the period under review, no distributions to shareholders have been made. The Board reviews the Group's dividend policy on an ongoing basis with a view to optimising shareholder returns.

SHAREHOLDERS' INTEREST

Major shareholders

According to the Company's share register at 31 March 2003 the following nominee shareholders held shares in excess of 5% of the ordinary issued share capital of the Company:

Shareholder	Number of shares	% of issued share capital
Standard Bank Nominees (Tvl) (Proprietary) Limited	789 555 442	47,79
Nedcor Nominees Holdings	460 773 466	27,89

Disclosure in accordance with section 140A (8) (a) of the Companies Act

According to information received by the Directors, the following shareholders held shares in excess of 5% of the ordinary issued share capital as at 31 March 2003:

Shareholder	Number of shares	% of issued share capital
Johnnic Holdings Limited	596 345 263	36,10
Newshelf 664 (Proprietary) Limited	309 000 000	18,71

Certain of these shareholdings are partially or wholly included in the nominee companies mentioned above. Apart from this, the Company is not aware of any other party that has a shareholding of more than 5% in the Company.

THE MTN GROUP SHARE OPTION AND INCENTIVE SCHEMES

The Company operates a share option scheme and a share incentive scheme (the schemes) and eligible employees, including executive directors, are able to participate in accordance with the schemes' rules. The schemes are designed to recognise the contributions of executive directors and eligible staff and to provide additional incentives to contribute to the Group's continuing growth.

In terms of the Company's schemes, the total number of shares which may be allocated for the purposes of the schemes, shall not exceed 5% of the total issued ordinary share capital of the Company from time to time, being 81 799 691 shares when approved by shareholders in 2001.

MTN Group (formerly M-Cell) Share Option Scheme (the Option Scheme)

The following information is provided in accordance with the provisions of the Option Scheme:

	Number of shares 2003	Number of shares 2002
Options allocated and reserved at beginning of year	**10 232 410**	—
Add: Options allocated and reserved during the year	**17 160 539**	10 929 990
Less: Options no longer reserved due to participants leaving the employ of the Group and lapsing of offers	**(1 364 019)**	(697 580)
Less: Options exercised and allotted during the year	—	—
Options allocated at year-end	**26 028 930**	10 232 410

The vesting periods under the Option Scheme are as follows: 20%, 20%, 30% and 30% at the anniversary date of each of the second, third, fourth and fifth years after the grant date of the options. All options will expire ten years after date of offer.

MTN Group (formerly M-Cell) Share Incentive Scheme (the Incentive Scheme)

This Incentive Scheme was established when the Company formed part of Multichoice Limited and no allocations have been made under this scheme since 1997. All share options granted will expire by 2007.
The following information is provided in accordance with the provisions of the Incentive Scheme:

	Number of shares 2003	Number of shares 2002
Shares allotted and issued to the share trust at beginning of year	**2 235 807**	2 296 675
Less: Shares purchased by participants	**(137 536)**	(71 835)
Add: Shares allotted and issued to the employee share trust during the year	—	10 967
	2 098 271	2 235 807
Shares allocated and reserved in previous years	**3 279 317**	3 285 149
Less: Shares allocated and reserved in the current year	—	(5 832)
Add: Shares no longer reserved due to participants leaving the employ of the Group and participants selling shares back to the trust	**(2 250 216)**	(2 110 282)
Shares held by share trust at year-end and available for allocation	**1 069 170**	1 066 772
Shares held by share trust at year-end	**2 098 271**	2 235 807

One third of the shares allocated with deferred delivery vest at the anniversary of each of the third, fourth and fifth year after the grant date of the shares or options with an expiry date ten years after date of offer. Unvested shares and shares vested but not exercised are subject to cancellation upon termination of employment.

MTN STAFF INCENTIVE SCHEME ("the MTN Debenture Scheme")

In terms of the MTN Debenture Scheme, which was established prior to MTN Holdings becoming a wholly owned subsidiary of MTN Group, debentures, upon vesting, are converted into MTN Holdings ordinary shares on a one for one basis. MTN Group agreed to acquire the MTN Holdings ordinary shares in exchange for MTN Group ordinary shares based on valuations and on a formula agreed upon by the boards of the respective companies. Historically, the exchange ratio used has equated to approximately 3,1 MTN Group ordinary shares for each MTN Holdings ordinary share.

A total of 1 639 042 debentures are outstanding as at 31 March 2003. The number of participants in the scheme was 745. Since inception of the MTN Debenture Scheme, MTN Group has issued 31 892 859 ordinary shares for MTN Holdings shares acquired under the MTN Debenture Scheme. The last issue of debentures took place in 2000.

EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS

MTN Group (M-Cell) Share Option Scheme for the year ended 31 March 2003:

Director's name	Balance as at 01.04.2002 issued at R13,53	Number of options allocated during the year at R9,31	Date of allocation	Exercised during the year	Balance as at 31.03.2003	Exercisable options	Offer price	Exercisable from
MTN Group								
I Charnley	280 000	528 900	02.09.2002	—	**808 900**	93 333	R13,53	28.09.2002
						93 333	R13,53	28.09.2003
						105 780	R9,31	02.09.2004
						93 334	R13,53	28.09.2004
						105 780	R9,31	02.09.2005
						158 670	R9,31	02.09.2006
						158 670	R9,31	02.09.2007
R S Dabengwa	—	330 700	02.09.2002	—	**330 700**	66 140	R9,31	02.09.2004
						66 140	R9,31	02.09.2005
						99 210	R9,31	02.09.2006
						99 210	R9,31	02.09.2007
R D Nisbet	—	935 800	02.09.2002	—	**935 800**	187 160	R9,31	02.09.2004
						187 160	R9,31	02.09.2005
						280 740	R9,31	02.09.2006
						280 740	R9,31	02.09.2007
P F Nhleko#	—	2 388 700	02.09.2002	—	**2 388 700**	477 740	R9,31	02.09.2004
						477 740	R9,31	02.09.2005
						716 610	R9,31	02.09.2006
						716 610	R9,31	02.09.2007
P L Zim	682 900	—	—	—	**682 900**	136 580	R13,53	28.09.2003
						136 580	R13,53	28.09.2004
						204 870	R13,53	28.09.2005
						204 870	R13,53	28.09.2006

#Vesting periods on assumption that shareholders approve the extension of current three-year contract to five years.

EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS (continued)

MTN Group (M-Cell) Share Option Scheme for the year ended 31 March 2003.

Director's name	Balance as at 01.04.2002 issued at R13,53	Number of options allocated during the year at R9,31	Date of allocation	Exercised during the year	**Balance as at 31.03.2003**	Exercisable options	Offer price	Exercisable from
MTN Subsidiaries								
K Badimo	—	365 100	02.09.2002	—	**365 100**	73 020	R9,31	02.09.2004
						73 020	R9,31	02.09.2005
						109 530	R9,31	02.09.2006
						109 530	R9,31	02.09.2007
Z Bulbulia	75 900	92 400	02.09.2002	—	**168 300**	15 180	R13,53	28.09.2003
						18 480	R9,31	02.09.2004
						15 180	R13,53	28.09.2004
						18 480	R9,31	02.09.2005
						22 770	R13,53	28.09.2005
						27 720	R9,31	02.09.2006
						22 770	R13,53	28.09.2006
						27 720	R9,31	02.09.2007
J B McGrath	—	529 600	02.09.2002	—	**529 600**	105 920	R9,31	02.09.2004
						105 920	R9,31	02.09.2005
						158 880	R9,31	02.09.2006
						158 880	R9,31	02.09.2007
P D Norman	—	550 100	02.09.2002	—	**550 100**	110 020	R9,31	02.09.2004
						110 020	R9,31	02.09.2005
						165 030	R9,31	02.09.2006
						165 030	R9,31	02.09.2007
K W Pienaar	—	620 600	02.09.2002	—	**620 600**	124 120	R9,31	02.09.2004
						124 120	R9,31	02.09.2005
						186 180	R9,31	02.09.2006
						186 180	R9,31	02.09.2007
C G Utton	—	350 600	02.09.2002	—	**350 600**	70 120	R9,31	02.09.2004
						70 120	R9,31	02.09.2005
						105 180	R9,31	02.09.2006
						105 180	R9,31	02.09.2007

No share options were exercised during the year.

MTN STAFF INCENTIVE SCHEME (MTN Debenture Scheme)

Director's name	Balance as at 01.04.2002	Issue price	Date of allocation	Debentures allocated during the year	Quantity vesting during the year	Vesting dates during the year	MTN Group shares awarded during the year as a result of debenture vestings	**Balance of debentures as at 31.03.2003**	Future debenture vestings	Issue price	Date of vesting
MTN Group											
R S Dabengwa	181 169	R36,43	01.12.1999	—	60 390	01.12.2002	187 576	**120 779**	60 390	R36,43	01.12.2003
									60 389	R36,43	01.12.2004
R D Nisbet	16 604	R9,95	01.09.1997	—	16 604	01.09.2002	51 673	—			
	429 329	R13,11	03.06.1998	—	214 665	03.06.2002	667 909	**214 664**	214 664	R13,11	03.06.2003
MTN Subsidiaries											
Z Bulbulia	2 753	R9,95	01.09.1997	—	2 753	01.09.2002	8 571	—			
	27 460	R13,11	03.06.1998	—	13 730	03.06.2002	42 711	**13 730**	13 730	R13,11	03.06.2003
J B McGrath	11 657	R9,95	01.09.1997	—	11 657	01.09.2002	36 275	—			
	129 284	R13,11	03.06.1998	—	64 642	03.06.2002	201 088	**64 642**	64 642	R13,11	03.06.2003
P D Norman	12 060	R9,95	01.09.1997	—	12 060	01.09.2002	37 532	—			
	122 012	R13,11	03.06.1998	—	61 006	03.06.2002	189 777	**61 006**	61 006	R13,11	03.06.2003
K W Pienaar	15 023	R9,95	01.09.1997	—	15 023	01.09.2002	46 756	—			
	378 588	R13,11	03.06.1998	—	189 294	03.06.2002	588 856	**189 294**	189 294	R13,11	03.06.2003
C G Utton	46 665	R36,43	01.12.1999	—	15 555	01.12.2002	48 315	**31 110**	15 555	R36,43	01.12.2003
									15 555	R36,43	01.12.2004

The share trades resulting from the debenture conversions can be viewed under Directors' Share Dealings on page 65.

DIRECTORS' SHAREHOLDINGS

The interests of the Directors and alternate Directors in the ordinary shares of the Company were as follows:

Directors' interest in shares as at 31 March				
	Beneficial		Non-beneficial	
Director	**2003**	2002	**2003**	2002
D D B Band	**14 023**	14 023	**—**	—
I Charnley	**43 800**	10 000	**—**	—
J R D Modise	**17 484**	17 484	**—**	—
R D Nisbet*	**1 203 157**	583 707	**—**	—
Z Bulbulia* (subsidiary director)	**28 151**	4 869	**—**	—
J B McGrath* (subsidiary director)	**—**	—	**215 463**	—
P D Norman* (subsidiary director)	**—**	—	**25 000**	25 000
K W Pienaar* (subsidiary director)	**—**	2 125	**—**	—

**Shares acquired through the MTN Debenture Scheme.*

Note:

P F Nhleko, I Charnley, R D Nisbet, R S Dabengwa and P L Zim hold indirect beneficial interests in MTN Group shares through the management buy-in further detailed on page 68 of this report.

In addition, following the unbundling by Johnnic Holdings Limited (Johnnic) of a 31,9% interest in MTN Group with effect from 23 June 2003, Worldwide African Investments Holdings (Proprietary) Limited (WAIH), acquired the voting interest, which was previously attributable to Johnnic shares, in respect of 35,5 million MTN Group shares. Of these shares, approximately 22,8 million shares are subject to several financing arrangements whereby the economic benefit, if any, will accrue to WAIH only once all financing obligations in respect of these shares have been met.

As a consequence of his non-executive chairmanship and a 6,31% shareholding in WAIH, Mr Nhleko has an indirect non-beneficial interest in the MTN Group shares held and/or voted by WAIH.

DIRECTORS' SHARE DEALINGS

For the period 1 April 2002 to 31 March 2003 Director	Shares sold	Average price obtained	Date last sale
MTN Group			
R S Dabengwa	187 576	R13,63	02.12.2002
R D Nisbet	100 000	R12,55	19.03.2003
MTN Subsidiaries			
Z Bulbulia	42 678	R9,09	01.10.2002
P D Norman	227 309	R13,51	27.11.2002
K W Pienaar	637 737	R10,41	25.03.2003
C G Utton	48 315	R13,25	18.02.2003

MTN GROUP SHARE TRADES SUBSEQUENT TO YEAR-END:

- Mr R D Nisbet disposed of 260 000 shares at an average price of R16,25 per share with the last trade on 27 June 2003 – 182 000 of these originated from 3 June 2003 vesting.
- Mr P D Norman disposed of 189 814 shares at an average price of R15,65 per share with the last trade on 24 June 2003 – shares originated from 3 June 2003 vesting.
- Mr K W Pienaar disposed of 534 180 shares at an average price of R16,13 per share with the last trade on 15 July 2003 – shares originated from 3 June 2003 vesting.
- Mr J B McGrath disposed of 20 000 shares at an average price of R17,00 per share with the last trade on 15 July 2003 – shares originated from 3 June 2003 vesting.
- Mr Z Bulbulia disposed of 20 000 shares at an average price of R16,25 per share with the last trade on 1 July 2003 – shares originated from 3 June 2003 vesting.

DIRECTORS' EMOLUMENTS AND RELATED PAYMENTS

Payments for the year to 31 March 2003

	Date appointed	Date resigned	Director's fees R'000	Fees and salaries R'000	Retire-ment benefits R'000	Benefits R'000	Bonuses R'000	Total R'000
Executive Directors								
P F Nhleko (CEO)	1 July 02			**2 436**	**234**	**500**	**5 662**	**8 832**
I Charnley	1 Aug 01			**1 352**	**198**	**318**	**1 332**	**3 200**
R S Dabengwa	1 Oct 01			**1 656**	**220**	**166**	**1 176**	**3 218**
R D Nisbet	1 Oct 01			**1 362**	**198**	**305**	**1 964**	**3 829**
P L Zim	1 Oct 01			**1 484**	**198**	**105**	**2 091**	**3 878**
Non-executive Directors								
D D B Band	1 Oct 01		**432**					**432**
Z N A Cindi	23 April 99		**265**					**265**
P Heinamann	1 Oct 01		**472**					**472**
M C Ramaphosa	1 Oct 01		**660**					**660**
J R D Modise (alternate to M C Ramaphosa)*	1 Oct 01		**20**					**20**
S N Mabaso**	1 July 02		**160**					**160**
A F van Biljon	1 Nov 02		**157**					**157**
L C Webb (alternate to C R Jardine/ S N Mabaso)**	15 Nov 00		**46**					**46**
Past Directors								
P Edwards	1 Aug 01	30 June 02		**6 803**	**—**	**553**	**3 711**	**11 067#**
P F Nhleko	28 June 01	1 July 02***	**115**					**115**
C R Jardine**	15 Nov 00	15 Oct 02	**199**					**199**
			2 526	**15 093**	**1 048**	**1 947**	**15 936**	**36 550**

 # Mr P Edwards ceased to be Chief Executive Officer and a director of MTN Group with effect from 30 June 2002, and remained a consultant to the Company until 31 July 2003. His director's emoluments and related payments include an amount of R8,3 million, comprising salary, bonus and settlement components, paid to him during the year. This represents the Company's entire obligation in terms of the contracted settlement and advisory arrangements, discounted back to the payment date. The company has no further obligation towards Mr Edwards.

Mr P Edwards holds 500 000 share options which are exercisable until December 2003.

PERFORMANCE BONUSES

Performance bonuses for Executive Directors are linked to operational and financial value drivers pertaining to business performance against budget for individual operations and the MTN Group as a whole. These value drivers are determined by the Board every year in respect of the next financial year. Each Executive Director's performance bonus is conditional upon achievement of their specific value drivers and key performance indicators, which are structured to retain a balance between the performance of entities for which they are directly responsible, and that of the Group. In order to align incentive awards with the performance to which they relate, bonuses above reflect the amounts accrued in respect of each year and not the amounts paid in that year. Prior year figures have been restated accordingly.

DIRECTORS' EMOLUMENTS AND RELATED PAYMENTS (continued)

Payments for the year to 31 March 2002

	Date appointed	Date resigned	Director's fees R'000	Fees and salaries R'000	Retire-ment benefits R'000	Benefits R'000	Bonuses and other R'000	Total R'000
Executive Directors								
I Charnley	1 Aug 01			**403**	**60**	**74**	**1 102**	**1 639**
R S Dabengwa	1 Oct 01			**745**	**100**	**61**	**1 030**	**1 936**
R D Nisbet	1 Oct 01			**596**	**80**	**118**	**943**	**1 737**
P L Zim	1 Oct 01			**643**	**88**	**134**	**1 175**	**2 040**
P Edwards	1 Aug 01			**1 760**		**245**	**5 167**	**7 172**
Non-executive Directors								
P F Nhleko	28 June 01		**34**	**23**				**57**
D D B Band	1 Oct 01		**15**	**93**				**108**
Z N A Cindi	23 April 99		**30**					**30**
P Heinamann	1 Oct 01		**15**	**52**				**67**
M C Ramaphosa	1 Oct 01		**15**	**30**				**45**
J R D Modise (alternate to M C Ramaphosa)*	1 Oct 01			**45**				**45**
C R Jardine**	15 Nov 00		**30**	**40**				**70**
L C Webb (alternate to C R Jardine)**	15 Nov 00			**36**				**36**
Past Non-executive Directors								
G T Serobe	15 Nov 00	20 Sep 01	**15**					**15**
A S Mabogoane	13 Jun 96	13 Jun 01	**6**					**6**
Included in the management fee paid in 2002 (R16,4 million) to the Johnnic Group are the following amounts in respect of the Directors of MTN Group								
I Charnley (1 Apr 01 – 30 Nov 01)*	12 Nov 98	1 Aug 01***					**3 689**	**3 689**
P Edwards (1 Apr 01 – 31 Oct 01)*	13 Aug 99	1 Aug 01***					**4 517**	**4 517**
P M Jenkins*	15 Nov 00	1 Oct 01					**183**	**183**
J R D Modise*	23 April 99	1 Oct 01					**672**	**672**
			160	**4 466**	**328**	**632**	**18 478**	**24 064**

** Paid to Johnnic Communications Management Services (Proprietary) Limited.*

*** Paid to Transnet Limited.*

**** Date of appointment as Executive Director.*

SERVICE CONTRACTS

The Group has entered into a three-year contract effective 1 July 2002 with its current Chief Executive Officer, Mr P F Nhleko. Shareholders will be asked at the upcoming annual general meeting to approve the extension of Mr Nhleko's contract for an additional two year period to July 2007. The rationale underlying the recommendation for an extended term is based on the need at Board level for an extended leadership in respect of the Group's operational strategies in a highly diversified, dynamic and specialised industry.

MANAGEMENT BUY-IN OF AN 18,7% INTEREST IN MTN GROUP THROUGH NEWSHELF 664 (PROPRIETARY) LIMITED (NEWSHELF 664)

During the reporting period, management and staff announced the buy-in through Newshelf 664 of an 18,7% interest in the issued share capital of MTN Group from Ice Finance BV/Transnet Limited (Transnet) at an average price of R13,90 per share.

The financing of this transaction was provided by several institutions and included variable rate redeemable preference shares to private banks, a combination of fixed rate redeemable preference shares and a participating redeemable preference share to the Public Investment Commissioner together with promissory notes issued by a wholly owned subsidiary of Newshelf 664.

Newshelf 664's ordinary shares are held by a Trust (the Trust) for the benefit of eligible permanent staff employed by MTN Group and its South African subsidiaries as well as eligible senior staff members of its African operations. This is expected to benefit approximately 2 400 eligible employees. Such benefits will vest over the six year funding period, but will not be tradeable until all obligations, including all debt and equity related funding obligations to several financing institutions, have been met.

The Newshelf Trust has five trustees, two of whom are directors of the MTN Group namely, P F Nhleko and I Charnley. Furthermore, all the directors of Newshelf 664 have been appointed by the Trust namely, P F Nhleko, I Charnley, P L Zim, R D Nisbet, and R S Dabengwa (jointly the MTN Executive Directors or the promoters).

The MTN Executive Directors are also included among the eligible employees who will be potential beneficiaries of the Trust.

Consequently the interests of the MTN Executive Directors in respect of the MTN Group shares held by Newshelf 664 are as follows:

- As a result of being trustees of the Trust, P F Nhleko and I Charnley, together with the other trustees, have an indirect, non-beneficial interest in the MTN Group shares which are currently held by Newshelf 664. Newshelf 664 holds a total of 309 000 000 ordinary shares in MTN Group.
- As a result of being directors of Newshelf 664, P F Nhleko, I Charnley, P L Zim, R D Nisbet and R S Dabengwa have an indirect, beneficial interest in respect of voting rights pertaining to the MTN Group shares which are currently held by Newshelf 664.
- As a result of being promoters of the transaction and beneficiaries of the Trust, the MTN Executive Directors have an indirect, beneficial interest in MTN Group shares that are held by Newshelf 664. The beneficial interest will be in the form of rights to participate in a predetermined ratio ("the participation ratio") in the net surplus in Newshelf 664 which may arise once all of Newshelf 664's obligations have been met including debt and financing obligations to its financiers. This is currently anticipated to be in 2008. (Certain of the financial institutions who funded the acquisition of the MTN Group shares also participate in the growth of the shares of the MTN Group before any net surplus is paid.)

  Subject to the terms and conditions of the Trust Deed, the rights to participate will accrue to the MTN Executive Directors in equal tranches of 16,6666% per annum for six years on condition that in the event that any director is not in the employ of MTN Group at the end of the six-year period, he or she will only be entitled to that percentage of the rights to participate which will have vested prior to the MTN Executive Director leaving the employ of MTN Group. The benefits (if any), which accrue to the MTN Executive Directors will only be received once Newshelf 664's obligations to its financiers have been extinguished which is expected to take place at the end of the six-year period. The participation ratio in the net surplus of each MTN Executive Director is as follows:
  - P F Nhleko 7,9270%;
  - I Charnley 5,5869%;
  - R S Dabengwa 5,5869%;
  - R D Nisbet 5,5869%; and
  - P L Zim 5,5869%.

In addition, the Public Investment Commissioner gave an option to the MTN Executive Directors to participate in the economic benefit attaching to the participating redeemable preference share mentioned above for an option price of R5 million. The MTN Executive Directors have exercised the option. The acquisition consideration paid by each MTN Executive Director in respect of this option is as follows:

P F Nhleko	R1 315 500
I Charnley	R 921 125
R S Dabengwa	R 921 125
R D Nisbet	R 921 125
P L Zim	R 921 125
Total	**R5 000 000**

The MTN executive directors will not acquire any direct or indirect, beneficial or non-beneficial interest in the MTN Group shares acquired by Newshelf 664 as a result of the option.

A special committee of non-executive directors (the committee) has been formed in order to consider the impact of the sale on the MTN Group, notwithstanding that the MTN Group was not a party to the sale and did not provide any form of financial assistance in respect of the sale. The committee's advisers have reviewed the sale agreement and other relevant documentation which was furnished to them and, based on their advice, the committee concluded that the sale would not have an adverse impact on the MTN Group.

DIRECTORS AND SECRETARY

The names of the directors in office at the date of this report, as well as particulars of the secretary appear on page 124. The following changes to the board of directors have taken place since the date of the last annual report.

Appointments

Ms S N Mabaso	1 July 2002
Mr L C Webb (alternate to Ms S N Mabaso)	1 July 2002
Mr A F van Biljon	1 November 2002
Ms S L Botha	7 July 2003

Resignations

P Edwards	30 June 2002
Dr C R Jardine	15 October 2002
L C Webb (alternate to Dr C R Jardine)	15 October 2002

In terms of Article 84 of the Company's Articles of Association, Mr D D B Band, Mr R S Dabengwa, Mr P L Heinamann and Mr R D Nisbet retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election as directors. In addition, shareholders will be requested to confirm the appointments of Mr A F van Biljon and Ms S L Botha as directors of the Company.

POST-BALANCE SHEET EVENTS

There were no material events which occurred between 31 March 2003 and the date of approval of these financial statements.

COMPANY SECRETARY

The Company Secretary is Ms M M R Mackintosh and her business and postal addresses are reflected on page 124.

AUDITORS

PricewaterhouseCoopers Inc. together with SizweNtsaluba VSP Inc. will continue in office in accordance with Section 270(2) of the Companies Act as joint auditors.

A glossary of terms and acronyms utilised in this report is provided on page 53.

1. PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are presented in South African Rand since that remains the dominant functional currency of the Group. The functional currencies of individual operations are the local currencies in those territories within which they operate, except for MTN Mauritius whose functional currency is the US dollar.

In the current year's financial statements, the following principal accounting policies were consistently applied in all material respects with those of the previous year, except for the change in accounting policy in respect of connection incentives, which is disclosed in note 2.9 below.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP) and the requirements of the South African Companies Act.

2.1 Basis of consolidation

The Group consolidated financial statements incorporate the financial statements of MTN Group Limited and all its subsidiaries, joint ventures, associates and special purpose entities (including insurance cell captives) for the year ended 31 March 2003.

Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All material intercompany transactions and balances between Group enterprises are eliminated on consolidation.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

2.2 Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest, are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method of accounting. The Group's share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture except where unrealised losses provide evidence of an impairment of the asset transferred.

2.3 Interests in associated companies

An associate is an enterprise over which the Group exercises significant influence with respect to its financial and operating policies but which it does not control, jointly or otherwise.

Investments in associated undertakings are accounted for using the equity method of accounting.

The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

The Group's share of post-acquisition accumulated profits and other reserves of associated companies, which is generally determined from their latest audited financial statements, is included in the carrying value of the investments.

Where another group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

2.4 Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the Group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill arising on acquisitions that occurred prior to 31 March 2000 was charged directly against reserves.

Goodwill arising on subsequent acquisitions, is capitalised and amortised on a straight-line basis over its useful economic life, not exceeding 20 years.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary, joint venture entity or associate, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of income.

2.5 Investments

Investments, including those in subsidiary companies, are stated at cost, less amounts written off where there has been a permanent diminution in value.

2.6 Revenue recognition

Revenue, which excludes value-added taxation, represents the net invoiced value of goods and services supplied by the Group.

Revenue from rendering of services is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and the amount of revenue, and associated costs incurred or to be incurred can be measured reliably.

The main categories of revenue and the bases of recognition are as follows:

2.6.1 Contract products

- Connection fees
  Revenue is recognised on the date of activation of SIM cards of the subscriber.
- Subscription fees
  Revenue is recognised in the period to which it relates.
- Airtime
  Revenue is recognised on the usage basis commencing on the date of activation.
  The terms and conditions of the bundled airtime products allow the carry over of unused minutes and accumulation to a maximum of one month's allocation. This unused airtime is deferred in full. Deferred revenue related to the unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised.

2.6.2 Prepaid products

- Connection fees
  Revenue is recognised on the date of activation of SIM cards by subscribers.
- Airtime
  Revenue is recognised on the usage basis commencing on the date of activation.
- SIM cards
  Revenue is recognised on delivery and acceptance.

2.6.3 Other income

- Cellular telephone and accessory sales
  All equipment sales are recognised only when delivery and acceptance has taken place.
- Interconnect
  Revenue is recognised on the usage basis.

- Interest
  Interest is recognised on the time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.
- Dividends
  Dividends are recognised when the right to receive payment is established.

2.7 Leasing

Leases are classified as finance leases whenever the terms of the leases transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at the estimated present value of the underlying lease payments at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and fair value of the assets acquired, are charged to the income statement over the term of the relevant leases so as to produce a constant periodic rate of interest on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

2.8 Borrowings and borrowing costs

Borrowings are recognised initially as proceeds received net of transaction costs incurred. Borrowing costs are expensed in the period in which they are incurred.

2.9 Connection incentives

The Group changed its accounting policy with respect to the treatment of capitalisation and amortisation of connection incentives over 12 months. The Group now recognises connection incentives as costs in the period incurred rather than capitalising connection incentives and amortising the cost over 12 months. Comparative amounts have been appropriately restated. The effect of this change is fully set out in note 8 of the Group financial statements.

2.10 Employee benefits

Short-term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave and other vested benefits and for non-vested short-term benefits expected to arise in the ordinary course of business.

Equity and compensation plans

Where debentures vest or employees exercise options in terms of the rules and regulations of the various staff incentive schemes, shares are issued to participants as beneficial owners. The shares are listed on the JSE Securities Exchange South Africa. Employees entitled to such debentures or share options pay in cash a consideration equal to the nominal debenture value of the debentures on the original date of purchase (as determined by an independent merchant bank), or the option price allocated to them respectively.

Defined contribution plans

Pension and provident funds

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees' benefits relating to employee service in the current and prior period.

Contributions to defined contribution plans in respect of services during a period, are recognised as an expense in that period.

Termination benefits

Termination benefits are charged against income when the Group is committed to terminating the employment of an employee before their normal retirement date.

2.11 Earnings per ordinary share

Attributable earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the period and is based on the net profit attributable to ordinary shareholders.

Headline earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the period and is based on the earnings attributable to ordinary shareholders, after excluding those items as required by Accounting Issues Task Force opinion AC306.

2.12 Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

2.13 Deferred taxation

Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current enacted tax rates are used to determine deferred taxation.

Under this method the Group is required to make provision for deferred taxation in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been made to remit such earnings.

The principal temporary differences arise from depreciation on property, plant and equipment, working capital allowances and tax losses carried forward. Deferred taxation assets relating to the carry forward of unused tax losses, deductible temporary differences and tax credits are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses, deductible temporary differences and tax credits can be utilised.

No deferred tax is recognised if the temporary difference arises from goodwill or from the initial recognition of an asset which has no impact on accounting profit or taxable income.

2.14 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all costs directly attributable to bringing the asset to working condition for its intended use. Land is not depreciated, and the depreciation of all other property, plant and equipment is calculated to write off the cost to its residual values on the straight-line basis over their expected useful lives as follows:

Buildings	3,34% – 6,67%
Information systems, furniture and office equipment	10% – 25%
Network infrastructure	10% – 33%
Aircraft and vehicles	20% – 25%
Leasehold improvements	Shorter of the term of the lease or five years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the expected term of the relevant lease.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset.

2.15 Impairment of assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

2.16 Other intangible assets

Intangible assets that are considered to have an enduring benefit are stated at cost less accumulated amortisation and accumulated impairment losses (if applicable). Intangible assets are amortised to the income statement on a straight-line basis over an appropriate period so as to match expenditures with future related benefits. Intangible assets are amortised as follows:

Licence fees	6,67% – 10%
Other intangible assets	20%

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is expensed as incurred.

2.17 Inventories

Inventories are stated at the lower of cost or net realisable value on a weighted average basis. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represent the estimated selling price less all estimated costs to completion and cost to be incurred in selling and distribution. Where appropriate, provision is made for slow-moving, obsolete and defective inventories.

2.18 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, bank balances, deposits held on call and in respect of Letters of Credit issued by banks, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

2.19 Trade receivables

Trade receivables are carried at original invoice amount less provision made for the impairment of these receivables. An estimate of the impairment provision is based on a review of all outstanding amounts at the year-end.

2.20 Segment reporting

The primary business segments of the enterprise are wireless telecommunications and satellite telecommunications.

The geographical location of the Group's production and service facilities constitute the secondary segment. The basis of segment reporting is representative of the internal structure used for management reporting.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Intersegment transfer pricing is based on cost plus an appropriate margin. Unallocated items mainly comprise corporate expenses and amortisation of goodwill. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's balance sheet. Segment assets and liabilities do not include income tax items.

Capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period (namely, property, plant and equipment and intangible assets).

2.21 Foreign currency

2.21.1 Foreign currency transactions

Transactions in foreign currencies are recorded at the ruling exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the ruling exchange rate at balance sheet date. Gains and losses arising on translation are credited to or charged against income.

Forward exchange contracts are marked to market at year-end and the exchange differences are included in the income statement.

2.21.2 Financial statements of foreign operations

Foreign entities

The financial statements of foreign entities are translated into the reporting currency as follows:

- assets and liabilities are translated at the ruling exchange rates at balance sheet date; and

- income and expenditure and cash flow items are translated at the weighted average exchange rates for the year.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate at the balance sheet date.

Exchange differences arising from the translation of foreign entities are taken directly to a foreign currency translation reserve.

Integrated foreign operations
Where a foreign subsidiary is determined to be an integrated foreign operation, transactions and resulting non-monetary items are translated at the ruling exchange rates when the transactions occurred. Income statement items are translated at the appropriate weighted average exchange rates for the period. Monetary items are translated at the ruling exchange rates at the balance sheet dates. Translation gains and losses are taken to income for the period.

Currently, all significant international subsidiaries within the Group are classified as foreign entities and are accounted for accordingly.

2.22 Financial instruments

Financial assets
The Group's principal financial assets are bank balances and cash, trade receivables and equity investments. Trade receivables are stated at the nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments where the Group is not in a position to exercise significant influence or joint control, are stated at cost less any impairment losses, where the investments' carrying amounts exceed their estimated recoverable amounts.

Financial liabilities
Financial liabilities are classified according to the substance of the contractual arrangements entered into.

Significant financial liabilities include interest-bearing bank loans and overdrafts, convertible debentures and trade and other payables.

Interest-bearing bank loans and overdrafts and convertible loan notes are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instruments to the extent that they are not settled in the period in which they arise.

Set-off
Financial assets and liabilities are offset and the net amount reported in the balance sheet only when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis or to realise the assets and settle the liabilities simultaneously.

2.23 Basis of accounting for underwriting activities

Underwriting results are determined on an annual basis whereby the incurred cost of claims, commission and related expenses is charged against the earned proportion of premiums, net of reinsurance, as follows:

- Claims incurred comprise claims and related expenses paid in the year and changes in the provisions for claims incurred but not reported, and related expenses, together with any other adjustments to claims from previous years. Where applicable, deductions are made for salvage and other recoveries.
- Claims outstanding represent the ultimate cost of settling all claims (including direct and indirect settlement costs) arising from events that have occurred up to the balance sheet date, including provision for claims incurred but not yet reported, less any amounts paid in respect of those claims. Claims outstanding are reduced by anticipated salvage and other recoveries.

2.24 Research and development

Research and development costs are expensed in the period in which they are incurred.

2.25 Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation and accounting policies in the current year.

GROUP INCOME STATEMENT
FOR THE YEAR ENDED 31 MARCH 2003

	Notes	2003 Rm	2002* Rm
Revenue	2	**19 405**	12 432
Cost of sales	2	**(8 321)**	(5 081)
Gross profit	2	**11 084**	7 351
Operating expenses – net of sundry income	3	**(4 867)**	(3 725)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)		**6 217**	3 626
Depreciation	9	**(1 651)**	(1 082)
Amortisation	11	**(233)**	(175)
Profit from operations before goodwill amortisation		**4 333**	2 369
Goodwill amortisation	10	**(596)**	(592)
Profit from operations		**3 737**	1 777
Finance income	4	**124**	131
Finance costs	5	**(957)**	(447)
Share of profits (losses) of associated companies		**1**	(5)
Profit before taxation		**2 905**	1 456
Taxation	6	**(687)**	(908)
Profit after taxation		**2 218**	548
Minority interests	19	**(289)**	44
Attributable earnings		**1 929**	592
Earnings per ordinary share (cents)	7		
– adjusted headline		**142,8**	72,5
– basic headline		**150,6**	72,5
– attributable		**117,0**	36,2
Dividends per ordinary share (cents)		**—**	—

**Restated for change in accounting policy for connection incentives (note 8).*

GROUP BALANCE SHEET
AS AT 31 MARCH 2003

	Notes	2003 Rm	2002* Rm
ASSETS			
Non-current assets		**22 842**	23 243
Property, plant and equipment	9	**9 374**	8 322
Goodwill	10	**10 298**	10 803
Intangible assets	11	**2 263**	3 685
Interests in associated companies	12	**40**	39
Investment	13	**375**	—
Deferred taxation	21	**173**	42
Loans	14	**319**	308
Non-current prepaid secondary tax on companies		**—**	44
Current assets		**5 314**	4 170
Inventories	15	**435**	533
Trade and other receivables	16	**2 748**	2 068
Taxation prepaid		**3**	1
Bank balances, deposits, cash and amounts receivable on demand	29	**1 542**	1 214
Securitised cash deposits**	29	**586**	354
Total assets		**28 156**	27 413
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium	17	**14 090**	13 942
Accumulated profits		**3 493**	1 568
Other reserves	18	**(520)**	406
Ordinary shareholders' interest		**17 063**	15 916
Minority interests	19	**882**	820
		17 945	16 736
Non-current liabilities		**4 042**	6 202
Long-term borrowings	20	**3 235**	5 298
Deferred taxation	21	**807**	904
Current liabilities		**6 169**	4 475
Trade and other payables	22	**3 968**	3 557
Provisions	23	**191**	110
Tax liabilities		**410**	330
Short-term borrowings	20	**1 394**	140
Bank overdrafts	20, 29	**206**	338
Total equity and liabilities		**28 156**	27 413

** Restated for change in accounting policy for connection incentives (note 8) and reclassification of Letters of Credit in MTN Nigeria from trade and other receivables.*

*** These monies are placed on deposit with banks in Nigeria to secure Letters of Credit.*

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 MARCH 2003

	Notes	2003 Rm	2002* Rm
OPERATING ACTIVITIES			
Cash receipts from customers		**18 668**	12 105
Cash paid to suppliers and employees		**(11 933)**	(7 746)
Net cash generated by operations	26	**6 735**	4 359
Interest received	27	**111**	114
Interest paid	27	**(832)**	(447)
Taxation paid	28	**(684)**	(917)
NET CASH FROM OPERATING ACTIVITIES		**5 330**	3 109
INVESTING ACTIVITIES			
Interest received	27	**13**	17
Proceeds on disposal of investments		**—**	4
Proceeds on disposal of property, plant and equipment	9	**15**	7
Acquisition of investment	13	**(480)**	—
Acquisition of property, plant and equipment**	9	**(3 919)**	(3 356)
– to maintain operations		**(110)**	(227)
– to expand operations		**(3 809)**	(3 129)
Acquisitions of other intangible assets	11	**(20)**	(93)
Net assets of joint venture acquired		**—**	(12)
Acquisitions of interests in associated companies		**—**	(20)
Repayments from employee share incentive schemes	14	**58**	41
Net increase in long-term receivables		**—**	(71)
Net assets of subsidiaries disposed of		**—**	4
Variation of interest in joint ventures		**—**	(23)
NET CASH USED IN INVESTING ACTIVITIES		**(4 333)**	(3 502)
FINANCING ACTIVITIES			
(Decrease) increase in long-term borrowings**		**(1 912)**	499
Increase (decrease) in short-term borrowings**		**2 099**	(359)
Shareholder funding net of share issue expenses		**—**	562
NET CASH FROM FINANCING ACTIVITIES		**187**	702
NET INCREASE IN CASH AND CASH EQUIVALENTS		**1 184**	309
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**1 230**	804
Foreign entities translation adjustment		**(492)**	117
CASH AND CASH EQUIVALENTS AT END OF YEAR	29	**1 922**	1 230

** Restated for change in accounting policy for connection incentives (note 8) and reclassification of Letters of Credit in MTN Nigeria from trade and other receivables.*

*** Excluded from acquisition of property, plant and equipment and cash flows from borrowings, are the effect of the finance lease separately disclosed in notes 9 and 20 respectively.*

GROUP
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AS AT 31 MARCH 2003

	Notes	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2001		*	13 593	1 037	137	14 767
Change in accounting policy	8	—	—	(53)	—	(53)
Restated opening balance at 31 March 2001		*	13 593	984	137	14 714
Net profit attributable to ordinary shareholders for the year		—	—	592	—	592
Net exchange differences arising on translation of foreign entities		—	—	—	375	375
Share capital issued at a premium less share issue expenses		*	349	—	—	349
Share election reserve	18	—	—	—	(114)	(114)
Transfer between reserves	18	—	—	(8)	8	—
Balance at 31 March 2002		*	**13 942**	**1 568**	**406**	**15 916**
Net profit attributable to ordinary shareholders for the year		—	—	**1 929**	—	**1 929**
Net exchange differences arising on translation of foreign entities		—	—	—	**(930)**	**(930)**
Share capital issued at a premium less share issue expenses		*	**148**	—	—	**148**
Transfer between reserves	18	—	—	**(4)**	**4**	—
Balance at 31 March 2003		*	**14 090**	**3 493**	**(520)**	**17 063**
Notes		*17*	*17*		*18*	

Amounts less than R1 million.

1. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into two operating divisions, wireless telecommunications and satellite telecommunications. These divisions are the basis on which the Group reports its primary segment information as set out below:

2003	Wireless geographic segments		Satellite segment	Other	Consolidated
	South Africa*	Rest of Africa			
	Rm	Rm	Rm	Rm	Rm
REVENUE					
External sales	12 361	6 972	135	—	19 468
Intra-segment	(63)	—	—	—	(63)
Total revenue	12 298	6 972	135	—	19 405
Intra-segment sales are based on cost plus an appropriate margin					
EBITDA	3 389	2 842	(14)	—	6 217
Depreciation	(1 033)	(607)	(11)	—	(1 651)
Amortisation of intangible assets	(20)	(213)	—	—	(233)
Goodwill amortisation	(2)	(1)	—	(593)	(596)
Finance costs	(254)	(702)	(1)	—	(957)
Finance income	90	33	1	—	124
Share of profits (losses) of associates	6	(2)	(3)	—	1
Taxation	(691)	5	(1)	—	(687)
Minority interests	—	(289)	—	—	(289)
Attributable earnings	1 485	1 066	(29)	(593)	1 929
BALANCE SHEET					
Assets					
Non-current assets	5 075	7 440	22	10 305	22 842
Tangible assets	4 883	4 472	19	—	9 374
Intangible assets (including goodwill)	75	2 181	—	10 305	12 561
Other non-current assets	117	787	3	—	907
Current assets	2 634	2 676	4	—	5 314
Bank balances and security cash deposits	628	1 500	—	—	2 128
Other current assets	2 006	1 176	4	—	3 186
Total assets	7 709	10 116	26	10 305	28 156
Capital, reserves and minority interests	3 780	3 855	5	10 305	17 945
Non-current liabilities	1 424	2 618	—	—	4 042
Long-term liabilities	705	2 530	—	—	3 235
Deferred taxation	719	88	—	—	807
Current liabilities	2 505	3 643	21	—	6 169
Non-interest-bearing liabilities	2 256	2 298	15	—	4 569
Interest-bearing liabilities	249	1 345	6	—	1 600
Total equity and liabilities	7 709	10 116	26	10 305	28 156
CASH FLOW INFORMATION					
Net cash generated by operations	3 710	3 026	(1)	—	6 735
Net finance cost	(157)	(564)	—	—	(721)
Taxation paid	(644)	(40)	—	—	(684)
Cash inflows from operating activities	2 909	2 422	(1)	—	5 330
Acquisitions of property, plant and equipment	(692)	(3 227)	—	—	(3 919)
Other investing activities	(864)	(470)	—	920	(414)
Cash outflows from investing activities	(1 556)	(3 697)	—	920	(4 333)
Cash inflows from financing activities	(1 309)	2 414	2	(920)	187
Net movement in cash and cash equivalents	44	1 139	1	—	1 184
Average number of employees for the year for each of the Group's principal segments were as follows	2 222	1 912	58	—	4 192

**Including MTN Network Solutions.*

1. **BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)**

For management purposes, the Group is currently organised into two operating divisions, wireless telecommunications and satellite telecommunications. These divisions are the basis on which the Group reports its primary segment information as set out below:

2002	Wireless geographic segments		Satellite segment	Other	Consolidated
	South Africa*	Rest of Africa			
	Rm	Rm	Rm	Rm	Rm
REVENUE					
External sales	10 030	2 349	101	—	12 480
Intra-segment	(48)	—	—	—	(48)
Total revenue	9 982	2 349	101	—	12 432
Intra-segment sales are based on cost plus an appropriate margin					
EBITDA	3 191	439	(4)	—	3 626
Depreciation	(843)	(231)	(8)	—	(1 082)
Amortisation of intangible assets	(9)	(166)	—	—	(175)
Goodwill amortisation	(2)	(1)	—	(589)	(592)
Finance costs	(269)	(176)	(2)	—	(447)
Finance income	97	32	2	—	131
Share of profits (losses) of associates	(5)	**	**	—	(5)
Taxation	(708)	(200)	**	—	(908)
Minority interests	—	44	—	—	44
Attributable earnings	1 452	(259)	(12)	(589)	592
BALANCE SHEET					
Assets					
Non-current assets	5 218	7 195	50	10 780	23 243
Tangible assets	4 935	3 342	45	—	8 322
Intangible assets (including goodwill)	81	3 623	4	10 780	14 488
Other non-current assets	202	230	1	—	433
Current assets	2 133	2 015	22	—	4 170
Bank balances and security cash deposits	383	1 183	2	—	1 568
Other current assets	1 750	832	20	—	2 602
Total assets	7 351	9 210	72	10 780	27 413
Capital, reserves and minority interests	3 190	2 736	30	10 780	16 736
Non-current liabilities	2 223	3 979	**	—	6 202
Long-term liabilities	1 546	3 752	—	—	5 298
Deferred taxation	677	227	**	—	904
Current liabilities	1 938	2 495	42	—	4 475
Non-interest-bearing liabilities	1 890	2 076	31	—	3 997
Interest-bearing liabilities	48	419	11	—	478
Total equity and liabilities	7 351	9 210	72	10 780	27 413
CASH FLOW INFORMATION					
Net cash generated by operations	2 952	1 407	**	—	4 359
Net finance cost	(189)	(144)	**	—	(333)
Taxation paid	(898)	(16)	(3)	—	(917)
Cash inflows from operating activities	1 865	1 247	(3)	—	3 109
Acquisitions of property, plant and equipment	(993)	(2 357)	(6)	—	(3 356)
Other investing activities	(1 211)	(152)	—	1 217	(146)
Cash outflows from investing activities	(2 204)	(2 509)	(6)	1 217	(3 502)
Cash inflows from financing activities	(1 183)	3 087	15	(1 217)	702
Net movement in cash and cash equivalents	(1 522)	1 825	6	—	309
Average number of employees for the year for each of the Group's principal segments were as follows	2 442	1 578	87	—	4 107

*Including MTN Network Solutions.

**Amount less than R1 million.

	2003 Rm	2002 Rm
2. REVENUE AND COST OF SALES		
Revenue by category		
Wireless telecommunications	**17 241**	10 801
Airtime and subscription fees	**12 183**	6 954
Interconnect	**4 400**	3 289
Connection fees	**658**	558
Cellular telephones and accessories	**1 911**	1 288
Other	**118**	242
Satellite communications	**135**	101
Revenue	**19 405**	12 432
Cost of sales by category	**(8 321)**	(5 081)
Commissions and discounts	**(1 668)**	(576)
Interconnect	**(2 364)**	(1 400)
Cellular telephones and accessories	**(2 375)**	(1 816)
Other	**(1 914)**	(1 289)
Gross profit	**11 084**	7 351
3. OPERATING EXPENSES – NET OF SUNDRY INCOME		
are stated after taking account of the following items:		
Auditors' remuneration	**26**	10
– Audit fees	**7**	4
– Fees for other services	**19**	6
– Expenses	*****	*
Directors' emoluments**	**37**	24
– Services as director	**34**	15
– Directors' fees	**3**	*
– Other expenses	**—**	9
Operating lease charges	**293**	176
– Land and buildings	**252**	136
– Equipment and vehicles	**41**	40
Net foreign exchange losses from trading activities	**48**	18
Fees paid for services	**445**	31
– Administrative	**68**	—
– Management	**54**	—
– Professional	**169**	12
– Secretarial	**—**	1
– Technical	**154**	18

** Amount less than R1 million.*

*** For details relating to Directors' emoluments refer to the Directors' Report.*

	2003 Rm	2002 Rm
3. OPERATING EXPENSES – NET OF SUNDRY INCOME (continued)		
Gain on dilution on consolidation of interest in MTN Nigeria	—	(25)
Impairment charge on property, plant and equipment	**15**	13
Gain on disposal of 20% shareholding in MTN Cameroon	**(91)**	—
Provision against loan arising on disposal of 20% of MTN Cameroon to reflect net asset value	**49**	—
Loss (profit) on disposal of property, plant and equipment (note 9)	**19**	(2)
Staff costs:	**964**	826
– Salaries and wages	**874**	754
– Pension costs	**48**	45
– Other	**29**	—
– Termination benefits	**13**	27
Repairs and maintenance	**285**	331
Technical fees received	—	(23)
Analysis of operating expenses by function		
Administration, marketing and network	**3 023**	2 179
Sales and distribution	**880**	720
Staff cost	**964**	826
	4 867	3 725
4. FINANCE INCOME		
Interest on bank deposits	**124**	127
Foreign exchange gain related to funding of operations	—	4
	124	131
5. FINANCE COSTS		
Interest on borrowings	**632**	425
Foreign exchange loss related to funding of operations	**325***	22
	957	447

**Included in the foreign exchange loss for the year is an unrealised amount of R105 million.*

	2003 Rm	2002 Rm
6. TAXATION		
Current taxation		
Normal taxation	**789**	693
Current year	**781**	685
Prior year underprovision	**4**	8
Capital gains tax	**4**	—
Foreign taxation		
Foreign income and withholding taxation	**77**	14
Deferred taxation (note 21)	**(179)**	201
Current year	**(179)**	193
Change in accounting policy (note 8)	—	8
Taxation attributable to the Group	**687**	908

South African normal taxation is calculated at 30% (2002: 30%) of the estimated taxable income for the year. Taxation for foreign jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Tax losses

The Group has tax losses of R80 million (2002: R261 million) to carry forward against future taxable income. R10 million (2002: R10 million) of these have been recognised as a deferred tax asset.

	2003 %	2002 %
Tax rate reconciliation		
The charge for the year can be reconciled to the effective rate of taxation in South Africa as follows:		
Taxation at the standard rate	**30,0**	30,0
Tax effect of expenses that are not deductible in determining taxable profit	**10,2**	13,6
Tax effect of utilisation of tax losses not previously recognised	**(4,3)**	—
Deferred tax assets not recognised	—	7,1
Effect of different tax rates of subsidiaries operating in other jurisdictions	**0,3**	(0,5)
Exempt income	**(0,1)**	—
Change in accounting policy	—	(0,6)
Tax holiday in MTN Nigeria	**(14,1)**	—
Other	**1,6**	12,8
	23,6	62,4

	2003 Rm	2002 Rm
7. EARNINGS PER ORDINARY SHARE		

The calculation of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R2 483 million (2002: R1 184 million) and adjusted headline earnings of R2 355 million (2002: R1 184 million) respectively, and a weighted average of 1 648 529 716 (2002: 1 632 852 938) ordinary shares in issue. The calculation of diluted earnings per ordinary share is based on the net profit attributable to ordinary shareholders, adjusted for non-headline earnings items, *before goodwill amortisation of R2 483 million (2002: R1 184 million) and a* weighted average of 1 665 103 996 (2002: 1 646 887 728) fully diluted ordinary shares in issue during the year. The number of fully diluted ordinary shares has been calculated by taking into account ordinary shares that would be issued in respect of the MTN Holdings convertible debentures and outstanding MTN Group share options.

Reconciliation between attributable and headline earnings

	2003 Rm	2002 Rm
Net profit attributable to ordinary shareholders for the year	**1 929**	592
Less: Non-headline earnings items		
Goodwill amortisation	**596**	592
Gain on disposal of 20% shareholding in MTN Cameroon	**(91)**	—
Provision against loan arising on disposal of MTN Cameroon to reflect net asset value	**49**	—
Basic headline earnings	**2 483**	1 184
Less: Adjustment		
Reversal of deferred tax credit (note 21)	**(128)**	—
Adjusted headline earnings	**2 355**	1 184
Earnings per ordinary share (cents)		
– Adjusted headline	**142,8**	72,5
– Basic headline	**150,6**	72,5
– Attributable	**117,0**	36,2
Diluted earnings per share (cents)		
– Adjusted headline	**141,5**	70,7
– Basic headline	**149,2**	70,7
– Attributable	**115,9**	34,8
Potential effect of dilution (%)	**0,9**	0,8

	2003 Rm	2002 Rm
8. CHANGE IN ACCOUNTING POLICY		
During the year the Group changed its accounting policy with respect to the treatment of connection incentives. In order to align itself with international industry best practice, the Group now recognises connection incentives as costs in the period incurred rather than capitalising connection incentives and amortising the cost over 12 months as was previously the case. The comparative amounts have been appropriately restated. Minority interests were not affected by this change. The effect of the change is as follows:		
(Decrease) increase in profit after tax	**(63)**	19
(Decrease) increase in profit before tax	**(90)**	27
Taxation	**27**	(8)
Decrease in opening accumulated profits	**(34)**	(53)
Gross	**(48)**	(75)
Taxation	**14**	22

	Buildings Rm	Information systems, furniture and office equipment Rm	Network infra-structure Rm	Aircraft and vehicles Rm	Leasehold improve-ments Rm	Total Rm
9. PROPERTY, PLANT AND EQUIPMENT						
COST						
Balance at 31 March 2001	154	788	6 536	32	86	7 596
Reallocations	—	—	(4)	5	(1)	—
Restated balance at 31 March 2001	154	788	6 532	37	85	7 596
Additions at cost	245	336	2 720	35	20	3 356
Disposals	(4)	(1)	(5)	(6)	—	(16)
Net assets of subsidiary disposed	—	(4)	—	—	—	(4)
Acquisitions of subsidiaries	—	3	—	—	—	3
Exchange differences	33	98	483	15	3	632
Balance at 31 March 2002	**428**	**1 220**	**9 730**	**81**	**108**	**11 567**
Additions at cost	**190**	**316**	**3 301**	**38**	**74**	**3 919**
Disposals	**(1)**	**(2)**	**(60)**	**(4)**	**—**	**(67)**
Finance lease	**316**	**—**	**—**	**—**	**—**	**316**
Exchange differences	**(112)**	**(154)**	**(1 371)**	**(23)**	**(27)**	**(1 687)**
Balance at 31 March 2003	**821**	**1 380**	**11 600**	**92**	**155**	**14 048**

	Buildings Rm	Information systems, furniture and office equipment Rm	Network infra-structure Rm	Aircraft and vehicles Rm	Leasehold improve-ments Rm	Total Rm
9. PROPERTY, PLANT AND EQUIPMENT (continued)						
ACCUMULATED DEPRECIATION						
Balance at 31 March 2001	18	322	1 733	11	21	2 105
Charge for the year	29	185	849	12	7	1 082
Impairment	—	—	12	—	—	12
Disposals	—	(5)	—	(5)	—	(10)
Exchange differences	1	11	40	3	1	56
Balance at 31 March 2002	**48**	**513**	**2 634**	**21**	**29**	**3 245**
Charge for the year	**62**	**244**	**1 278**	**22**	**45**	**1 651**
Impairment	**—**	**—**	**15**	**—**	**—**	**15**
Disposals	**—**	**—**	**(31)**	**(2)**	**—**	**(33)**
Exchange differences	**(15)**	**(29)**	**(149)**	**(4)**	**(7)**	**(204)**
Balance at 31 March 2003	**95**	**728**	**3 747**	**37**	**67**	**4 674**
CARRYING AMOUNT						
At 31 March 2002	380	707	7 096	60	79	8 322
At 31 March 2003	**726**	**652**	**7 853**	**55**	**88**	**9 374**
CAPITALISED FINANCE LEASED ASSETS INCLUDED IN THE ABOVE						
Cost	**316**	**4**	**—**	**—**	**—**	**320**
Accumulated depreciation	**(10)**	**(4)**	**—**	**—**	**—**	**(14)**
CARRYING AMOUNT						
At 31 March 2003	**306**	**—**	**—**	**—**	**—**	**306**
At 31 March 2002	—	—	—	—	—	—
LOSS ON DISPOSAL						
Proceeds	1	1	12	1	—	15
Net book value of disposals	(1)	(2)	(29)	(2)	—	(34)
Loss on disposals	**—**	**(1)**	**(17)**	**(1)**	**—**	**(19)**

Registers containing details of land and buildings are available for inspection at the registered offices of the respective Group companies.

Encumbrances (note 20)

MTN Cameroon

International Amortising Senior Debt Facility (IASDF) and Domestic Amortising Senior Debt Facility (DASDF) are secured by a notarial bond over MTN Cameroon's property, plant and equipment to the value of R494 million.

MTN Rwanda

The syndicated loan acquired from four local banks is secured by a floating charge on MTN Rwanda's property, plant and equipment. Book value of assets is R45 million.

9. PROPERTY, PLANT AND EQUIPMENT (continued)

MTN Uganda

In terms of the Project Co-ordination and Intercreditor Agreement, MTN Uganda has provided a first fixed charge totalling US$13 million over its property, plant and equipment as security for a syndicated loan made to MTN Uganda by various banks and financial institutions.

MTN Swaziland

Loans from Swazi Empowerment Limited and the Swaziland Industrial Development Corporation are secured by notarial bonds over MTN Swaziland's moveable assets including the network and information system infrastructure. Book value of the assets is R42 million.

Impairment

An impairment charge has been recognised against the radio network infrastructure related to Orbicom's Ghanaian operations.

	2003 Rm	2002 Rm
10. GOODWILL		
COST		
Balance at 1 April	**11 806**	11 602
Acquisition of interests in subsidiaries	**—**	9
Increase in interest of joint venture	**—**	17
Goodwill on conversion of debentures to shares	**91**	178
Balance at 31 March	**11 897**	11 806
ACCUMULATED AMORTISATION		
Balance at 1 April	**1 003**	411
Charge for the year related to subsidiaries and joint ventures	**596**	592
Balance at 31 March	**1 599**	1 003
CARRYING AMOUNT		
Balance at 31 March	**10 298**	10 803

	Connection incentives Rm	Licence fees Rm	Other intangible assets Rm	Total Rm
11. INTANGIBLE ASSETS				
COST				
Balance at 31 March 2001	293	2 879	15	3 187
Change in accounting policy	(293)	—	—	(293)
Restated balance at 31 March 2001	**—**	**2 879**	**15**	**2 894**
Additions at cost	—	—	93	93
Exchange differences	—	969	39	1 008
Disposals	—	—	(18)	(18)
Balance at 31 March 2002	**—**	**3 848**	**129**	**3 977**
Additions at cost	**—**	**—**	**35**	**35**
Exchange differences	**—**	**(1 226)**	**(14)**	**(1 240)**
Reclassification*	**—**	**—**	**(94)**	**(94)**
Balance at 31 March 2003	**—**	**2 622**	**56****	**2 678**

** Loan arrangement costs have been reclassified against the relevant loans to which they relate.*
*** Other intangible assets consist primarily of subscriber bases acquired.*

	Connection incentives Rm	Licence fees Rm	Other intangible assets Rm	Total Rm
11. INTANGIBLE ASSETS (continued)				
ACCUMULATED AMORTISATION				
Balance at 31 March 2001	218	84	14	316
Change in accounting policy	(218)	—	—	(218)
Restated balance at 31 March 2001	—	**84**	**14**	**98**
Charge for the year	—	171	4	175
Exchange differences	—	33	4	37
Disposals	—	—	(18)	(18)
Balance at 31 March 2002	—	**288**	**4**	**292**
Charge for the year	—	**219**	**14**	**233**
Exchange differences	—	**(105)**	**(5)**	**(110)**
Balance at 31 March 2003	—	**402**	**13**	**415**
CARRYING AMOUNT				
At 31 March 2002	—	3 560	125	3 685
At 31 March 2003	—	**2 220**	**43**	**2 263**

The Ugandan Communication Commission has granted consent for the licences of MTN Uganda to be used as security for the syndicated loan made by various banks and financial institution (note 20).

	2003 Rm	2002 Rm
12. INTERESTS IN ASSOCIATED COMPANIES		
Unlisted shares at cost less amount written off	**17**	17
Loans	**22**	22
Share of post-acquisition reserves, net of dividends received	**(5)**	(6)
Goodwill	**7**	7
Accumulated amortisation	**(1)**	(1)
Book value of interests in associated companies	**40**	39
Directors' valuation of unlisted shares	**40**	39
Details of the Group's associated companies at 31 March 2003 are set out in Annexures 2 and 3 on page 109		
13. INVESTMENT		
International sinking fund policy	**375**	—

MTN International invested an amount of R500 million into an international sinking fund policy with one of the major financial services institutions in South Africa.

The foreign exchange losses incurred upon retranslating the investment to rands at the ruling spot rate at balance sheet date together with the initial costs amounted to approximately R125 million, which have been charged against the income statement. The term is a period of five years commencing on the inception date (24 October 2002). From time to time the portfolio assets in the investment could be restructured so as to include listed shares in offshore companies on recognised bourses, listed bonds on recognised bourses and investments in various cash instruments and bank deposits.

	2003 Rm	2002 Rm
14. LOANS		
*Loans to employee share incentive schemes**	**45**	103
Loans to minorities in MTN Nigeria**	**142**	205
Loans to minorities in MTN Cameroon***	**132**	—
– loans	**165**	—
– less: provision against loan arising on disposal to reflect net asset values	**(33)**	—
	319	308

* These loans bear interest at a variable rate no less than the "official rate of interest" according to the South African Revenue Service, ranging between 11,25% and 13,25% per annum, and have no fixed date of repayment.

** Loans by MTN Mauritius to minority shareholders of MTN Nigeria are US$ denominated and interest free. The fair value of these loans at 31 March 2003 was R123 million (using the amortised cost basis of valuation).

The amount consists of two loans:

Loan 1: US$10 million. The loan is repayable by 1 July 2006 out of shareholder distributions to which the borrower is entitled in respect of the shares acquired from the proceeds of the loan.

Loan 2: US$8 million. There is no fixed repayment date, however, the loan is repayable out of all shareholder distributions to which the borrower is entitled.

*** The disposal of a 30% shareholding by MTN Mauritius in MTN Cameroon was effected in two tranches:

20% tranche

This was funded by two loans:

Loan 1: US$4,5 million is interest free and repayable by 31 December 2010 out of 80% of the borrower's entitlement to shareholder distributions.

Loan 2: *US$15,2 million will attract interest at LIBOR plus 6% per annum which will be capitalised bi-annually.*
The loan is repayable by 31 December 2010 out of 80% of the borrower's entitlement to shareholder distributions.

10% tranche

The US$ denominated loan amounting to US$10,1 million is repayable at the higher of (i) 10% of the net asset value of MTN Cameroon if onsold by the purchaser; and (ii) US$10,1 million plus interest at LIBOR plus 6% per annum. If dividends are declared, an interest charge equal to the dividends will be levied.

As the Group still retains beneficial interest in this 10% stake, the Group financial statements include 80% of those of MTN Cameroon.

The minority shareholders in MTN Nigeria and MTN Cameroon have provided their shares in the respective companies as security for the above loans.

	2003 Rm	2002 Rm
15. INVENTORIES		
Finished goods (handsets, SIM cards and accessories)	**483******	502
Consumable stores and maintenance spares	**17**	46
Work in progress	**13**	8
Impairment charge against inventories	**(78)**	(23)
	435	533

	As at 1 April 2002 Rm	*Impairment charge* Rm	*Reversal of impairment* Rm	*Exchange adjustment* Rm	**As at 31 March 2003 Rm**
Movement of impairment charge against inventory	23	88	(30)	(3)	**78**

****Included in inventory is an amount of R1,6 million encumbered by notarial bond relating to MTN Swaziland.*

	2003 Rm	2002 Rm
16. TRADE AND OTHER RECEIVABLES		
Balance at 31 March 2002	—	2 422
Reclassification of sundry debtors to securitised cash deposits	—	(354)
Reclassified balance at 31 March 2002	—	2 068
Trade receivables	**2 446**	1 569
Sundry debtors and prepayments	**713**	802
Interest accrued	**18**	15
Impairment charge against trade and other receivables	**(429)**	(318)
	2 748	2 068

	As at 1 April 2002 Rm	Impairment charge Rm	Utilised Rm	Exchange adjustment Rm	**As at 31 March 2003 Rm**
Movement of impairment charge against trade and other receivables	318	289	(128)	(50)	**429**

	2003 Rm	2002 Rm
17. SHARE CAPITAL AND PREMIUM		
Authorised share capital		
2 500 000 000 ordinary shares of 0,01 cent each	*	*
Issued and fully paid-up share capital		
1 652 057 646 (2002: 1 640 437 341) ordinary shares of 0,01 cent each	*	*
Share premium		
Balance at 1 April	**13 942**	13 593
Arising on the issue of shares during the year (net of share issue expenses)	**148**	349
Balance at 31 March	**14 090**	13 942
**Amount less than R1 million.*		
In terms of section 221 of the Companies Act, the remaining unissued shares of the Company are under the control of the Directors until the next Annual General Meeting.		
18. OTHER RESERVES		
Non-distributable reserves		
Balance at 1 April	**406**	137
Transfer from accumulated profits	**4**	8
Net exchange differences arising on translation of foreign entities	**(930)**	375
Capitalised to share premium	—	(114)
Balance at 31 March	**(520)**	406
Consisting of:		
Foreign currency translation reserve	**(539)**	391
Contingency reserve (as required by insurance regulations)	**13**	11
Statutory reserves (as required by Rwandan legislation)	**6**	4
	(520)	406
A statutory contingency reserve is created in terms of the Short-term Insurance Act, 1988. Transfers to the contingency reserve are treated as an appropriation of income, and the balance of the reserve is disclosed in the balance sheet as a non-distributable reserve, forming part of shareholders' funds. On dissolution of the special purpose entities, these will become available for distribution.		

	2003 Rm	2002 Rm
19. MINORITY INTERESTS		
Balance at 1 April	**820**	205
Increase in minorities due to sale of stake in MTN Cameroon	**130**	—
Increase in minorities due to change in shareholding in MTN Nigeria	**6**	702
Share of net profit (loss) of subsidiaries	**289**	(44)
Foreign exchange movements	**(363)**	(43)
Balance at 31 March	**882**	820
20. BORROWINGS		
UNSECURED		
South Africa		
MTN Group		
Overdraft		
Facility bearing interest at a variable rate between 11% and 15% per annum.	**7**	—
MTN Holdings		
Debenture liability		
1 639 042 (2002: - 5 874 451) unsecured variable rate compulsorily convertible debentures of R9,95 (in 2002 only), R13,11, R36,43 and R84,41 each, bearing interest at a rate not less than the "official rate of interest" according to South African Revenue Service. In terms of the MTN Staff Incentive Scheme (the Debenture Scheme), these debentures will either be redeemed by MTN Holdings at a premium or converted into MTN Holdings shares on a one for one basis, which would be exchanged for MTN Group shares on a formula to be agreed by the Boards of the respective companies.	**36**	97
MTN Service Provider		
Various composite short-term facilities, bearing interest at rates determined by the nature of each specific drawdown instrument, but essentially linked to the BA rate. Interest rates varied between 11% and 15% per annum.	**191**	—
MTN Holdings and MTN Network Operator		
Various composite facilities, bearing interest at rates determined by the nature of each specific drawdown instrument, but essentially linked to the BA rate. Interest rates varied between 11% and 15% per annum during the year. Facilities mature in 366 days on notice.	**396**	1 246
Orbicom		
Loan repayable in 12 equal instalments commencing 1 June 2003, bearing no interest.	**2**	6
Overdraft bearing interest at prime (effective rate of 17% per annum).	**5**	5
South Africa and International		
MTN Network Operator and MTN Mauritius		
Syndicated facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation Limited of US$450 million bearing interest at LIBOR plus a margin ranging from 1,5% to 2,5% per annum repayable before 12 July 2003.	**—**	3 278

	2003 Rm	2002 Rm
20. BORROWINGS (continued)		
UNSECURED (continued)		
International		
MTN Mauritius		
Syndicated revolving loan facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation Europe Limited of US$250 million, bearing interest at LIBOR plus 1,75% per annum (effective rate of 3,1% per annum). This loan is repayable in five instalments of US$40 million every six months, starting in September 2004 with a final instalment of US$50 million in March 2007. MTN Holdings and other subsidiaries in the Group provided cross guarantees for this loan facility, which can be accessed by MTN Holdings, MTN, MTN Service Provider, MTN Mauritius and MTN International.	**1 928**	—
MTN Nigeria		
Overdraft facility, trade finance and commercial paper bearing interest at an average of 25% per annum and repayable on demand.	**—**	143
Trade finance overdraft facility bearing interest at rates linked to prime overdraft rates in Nigeria.	**—**	178
MTN Swaziland		
Standard Bank Swaziland Limited		
Loan bearing interest at prime less 0,25% per annum (effective rate of 16,25% per annum) and repayable by April 2006.	**9**	—
Overdraft bearing interest at rates linked to prime and repayable on demand.	**—**	6
MTN Uganda		
Stanbic Bank Uganda		
Short-term facility of US$1,5 million bearing interest at LIBOR plus 2% per annum (effective rate of 3,3% per annum) and repayable on demand.	**6**	9
Citibank facility		
Trade facility of US$2 million bearing interest at Citibank's base rate less 0,5% per annum and repayable on demand.	**—**	3
SIDA Bond		
Commercial paper issue of Uganda shilling (UGS) 6,5 billion (2002: UGS 8,9 billion) guaranteed by SIDA, bearing interest at the 182-day Ugandan treasury bill rate plus 1% per annum (effective rate of 15,9% per annum). The loan is repayable in eight six-monthly instalments after issue of commercial paper.	**13**	30
European Investment Bank		
Facility of EURO 3,5 million bearing interest at a composite rate of 8,48% per annum and repayable in annual instalments commencing in January 2004 until January 2009.	**15**	18
MTN Rwanda		
Bank of Commerce Development and Industry		
Facility of Rwanda franc (RWF) 800 million bearing interest at 16% per annum repayable over five years commencing 1 October 2001. MTN Rwanda has committed to concluding a security bond over the facility which, at the balance sheet date, has not been finalised.	**—**	5

	2003 Rm	2002 Rm
20. BORROWINGS (continued)		
UNSECURED (continued)		
International		
MTN Cameroon		
Government of Cameroon		
Loan of Communauté Financière Africaine franc (CFA) 10,6 billion arising on incorporation of MTN Cameroon. Although the terms of the loan are still under negotiation, the original terms require that the repayments be made six-monthly beginning on 31 May 2002 until 30 November 2007 and that US$2,375 million be repaid quarterly over 1 year. The annual interest rate is fixed at 7,876% per annum except for the US$2,375 million loan which bears no interest.	**138**	159
Overdraft bearing interest at 8,5% per annum.	**—**	2
Total unsecured borrowings	**2 746**	5 185
SECURED		
South Africa		
MTN Holdings		
Rand Merchant Bank		
Facility bearing interest at 13,92% per annum payable bi-annually with capital repayable on 31 January 2006. The loan is secured by a cession of life endowment policies of key personnel.	**10**	10
14th Avenue Finance Lease		
Finance lease obligation capitalised at an effective rate of 11,7% per annum. The lease term is ten years with nine years to run, instalments payable monthly (and renewal options of 20 years additionally). The book value of the underlying property is R306 million.	**315**	—
International		
MTN Swaziland		
Swazi Empowerment Limited		
Loan bearing interest at prime less 2% per annum (effective rate of 14,5% per annum) secured by a second notarial bond over moveable assets of MTN Swaziland and repayable in April 2006.	**4**	4
Swaziland Industrial Development Corporation		
Loan bearing interest at prime plus 2% per annum (effective rate of 18,5% per annum) with minimum and maximum rates of 12% and 22% per annum respectively. Monthly instalments commenced in May 2001 and will continue until November 2003. This loan is secured by a first notarial bond over all moveable assets.	**4**	2
MTN Uganda		
Principal project loan		
Facility of UGS 18 billion bearing interest at prime less 1% per annum (effective rate of 14,5% per annum) based on the weighted average of bank prime and repayable quarterly from December 2000 to September 2004.	**14**	38
Development Finance Company of Uganda		
Loan of UGS 1 billion (2002: – UGS 1,5 billion) bearing interest at prime less 1% per annum (effective rate of 14,5% per annum) based on weighted average of bank prime and repayable quarterly from December 2000 to September 2005.	**2**	4

	2003 Rm	2002 Rm
20. BORROWINGS (continued)		
SECURED (continued)		
International (continued)		
MTN Uganda (continued)		
European Investment Bank		
Loan of US$2,8 million (2002: – US$6,4 million) bearing interest at 7,5% per annum and repayable semi-annually from February 2002 until August 2009.	**22**	36
Swedfund International		
Subordinated loan of UGS 3 billion bearing no interest and repayable by September 2007. The repayment value will be based on the equity and net operating profit from the three years ending 31 March 2008. Lenders are entitled to a remuneration fee pro rata to dividends declared to ordinary shareholders.	**10**	13
Nordic Development Fund		
Subordinated loan of UGS 3 billion bearing no interest and repayable by September 2007. The repayment value will be based on the equity and net operating profit for the three years ending 31 March 2008. Lenders are entitled to a remuneration fee pro rata to dividends declared to ordinary shareholders.	**10**	13
All of the above MTN Uganda loans participate in the inter-creditor security package comprising of an assignment of the MTN Uganda telecom licence providing security of US$12,7 million by means of a first fixed charge in favour of the inter-creditor agent, Stanbic Uganda, over all property, plant and equipment.		
MTN Cameroon		
International Amortising Senior Debt Facility (IASDF)		
Facility of EURO 58,5 million bearing interest at EURIBOR plus 2,25% per annum (effective rate of 4,4% per annum), repayable bi-annually, starting 30 June 2003 and secured against the shares held by MTN Mauritius in MTN Cameroon and a notarial bond over property, plant and equipment.	**425**	387
Domestic Amortising Senior Debts Facility (DASDF)		
Facility of CFA23 billion bearing interest at Taux d'Interets de Appels D'Offres (TIAO) plus 1,75% per annum (effective rate of 8,1% per annum) repayable bi-annually, starting 30 June 2003 and secured against the shares held by MTN Mauritius in MTN Cameroon and a notarial bond over property, plant and equipment. A credit enhancement agreement was provided by MTN Holdings which guarantees the obligations of MTN Cameroon under the facility in certain circumstances.	**72**	84
MTN Nigeria		
Overdraft facility, trade finance and commercial paper loan of NGN19 billion bearing interest at a variable rate benchmarked against the average 30-day NIBOR (effective rate of 18,8% per annum), repayable by December 2003. The loan is secured against the shares held by MTN Mauritius in MTN Nigeria. In addition, through a negative pledge, MTN Nigeria is restricted from disposing of certain assets outside the ordinary course of business.	**1 188**	—
MTN Rwanda		
Syndicated loan from four local banks totalling RWF2,9 billion, bearing interest at a rate of 16% per annum, and repayable over 39 months effective from April 2003. The loan is secured by a floating charge on MTN Rwanda's property, plant and equipment and by subordination of shareholders' loan.	**13**	—
Total secured borrowings	**2 089**	591
Total borrowings	**4 835**	5 776

	2003 Rm	2002 Rm
20. BORROWINGS (continued)		
The maturity of the above loans and overdrafts is as follows:		
Payable within 1 year or on demand	**1 600**	478
Short-term borrowings	**1 394**	140
Bank overdrafts	**206**	338
More than one year but not exceeding two years	**1 169**	4 758
More than two years but not exceeding five years	**1 736**	296
More than five years	**330**	244
Total borrowings	**4 835**	5 776
***Less:* Amounts included within current liabilities**	**1 600**	478
Total long-term borrowings	**3 235**	5 298

	Balance at 31 March 2002 (Restated) Rm	Charge to income statement for the year Rm	Charge to equity for the year Rm	**Balance at 31 March 2003 Rm**
21. DEFERRED TAXATION				
The major components of the Group deferred taxation balance, together with movements during the year, are analysed as follows:				
DEFERRED TAX LIABILITIES				
Excess tax allowances over depreciation	861	50	(44)	**867**
Temporary differences	35	(18)	(38)	**(21)**
Working capital allowances	8	(47)	—	**(39)**
Total deferred tax liabilities	904	(15)	(82)	**807**
DEFERRED TAX ASSETS				
Provisions and other temporary differences	(39)	(3)	—	**(42)**
Tax loss carried forward	(3)	—	—	**(3)**
MTN Nigeria deferred tax raised	—	(161)	33	**(128)**
Total deferred tax assets	(42)	(164)	33	**(173)**
Net deferred taxation	862	(179)	(49)	**634**

The Group's subsidiary in Nigeria has been granted a five-year tax holiday from date of approval. All capital allowances arising during this five-year period may be carried forward and claimed as deductions against taxable income from its sixth year of operation onwards. A deferred tax asset of R128 million relating to these deductible temporary differences has been recognised as at 31 March 2003 in terms of AC102 "Income taxes", which requires a deferred tax asset to be raised where it is probable that future profits will *be generated in order to utilise the deductible temporary differences.*

The Directors have reservations about whether this prescribed accounting treatment supports the fair presentation of the Group's results. As with any enterprise, the Group faces inherent uncertainties in the markets in which it operates and over which it has little or no control. The effects of these could negatively impact the future utilisation/realisation of the deferred tax asset in question. AC102 does not permit *deferred tax balances to be discounted. Therefore, neither the time value of money, nor any future currency* movements may be factored into measuring the deferred tax asset. The Directors question the appropriateness of this prohibition given the considerable amount of time between recognition and realisation of this deferred tax asset. The effect of raising this deferred tax asset is to enhance earnings in the first five years of operation, against an asset which only realises in periods beyond the foreseeable future.

	2003 Rm	2002 Rm
22. TRADE AND OTHER PAYABLES		
Trade creditors	**1 346**	1 028
Sundry creditors	**609**	174**
Accrued expenses and other payables	**2 013**	2 350**
Management fee payable to Johnnic Communications Management Services (Proprietary) Limited	*	5
	3 968	3 557

** Amount less than R1 million.*

*** Unearned revenue and other provisions have been reclassified as accrued expenses and sundry creditors respectively. The comparatives have been restated accordingly.*

	Balance at 31 March 2002 (Restated) Rm	Provided during the year Rm	Utilised during the year Rm	Exchange differences Rm	**Balance at 31 March 2003 Rm**
23. PROVISIONS					
Bonus	76	126	(109)	(13)	**80**
Leave	34	17	(16)	(4)	**31**
Onerous leases	—	80	—	—	**80**
Total provisions	110	223	(125)	(17)	**191**

24. FINANCIAL INSTRUMENTS

24.1 Foreign currency risk

The Group utilises foreign currency forward contracts and options to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The Group is party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets. As a matter of principle, the Group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the Group had contracted to pay the following amounts under forward contracts:

	Foreign amounts		Rand amounts	
	2003 million	2002 million	**2003 Rm**	2002 Rm
Euro	**40**	53	**342**	531
US dollar	**46**	31	**380**	356
British pound sterling	—	1	—	12
Swedish krona	*	*	*	*
			722	899

The fair values of forward exchange contracts have been calculated using rates quoted by the Group's bankers.

**Amounts less than R1 million.*

24. FINANCIAL INSTRUMENTS (continued)

24.1 Foreign currency risk (continued)

Included in the Group balance sheet are the following amounts denominated in currencies other than the functional currency of operation of the relevant entities:

	2003 Rm South Africa	2003 Rm Other African countries	2002 Rm South Africa	2002 Rm Other African countries
Assets				
Accounts receivable				
Special drawing rights**	9	—	11	—
US dollar	—	37	—	3
French franc	—	—	3	—
Euro	2	—	*	—
Other assets				
US dollar	—	28	—	—
	11	65	14	3
Liabilities				
Long-term liabilities				
US dollar	—	717	246	69
Euro	—	522	—	422
	—	1 239	246	491
Current liabilities				
Euro	118	76	531	46
US dollar	11	110	14	1 212
South African rand	—	—	—	35
Special drawing rights**	5	—	1	—
British pound sterling	—	3	8	11
Swedish krona	—	1	1	—
	134	190	555	1 304
Total exposure	134	1 429	801	1 795

** Amounts less than R1 million.*

*** Unit of payment for international telecommunication transactions.*

24.2 Interest rate risk

The Group's exposure to interest rate risk in each of its operations is reflected under the respective borrowings (note 20).

24.3 Concentration of credit risk

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of impairment charges on receivables, estimated by each of the Group's individual companies' management based on prior experience and the current economic environment.

24.4 Liquidity risk

The Group has significant banking facilities and reserve borrowing capacity, including liquid resources. The Group is in the process of raising additional project finance and is confident that the available facilities will be sufficient to meet its funding requirements.

	Carrying amount		Fair value	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
24. FINANCIAL INSTRUMENTS (continued)				
24.5 Fair value of financial instruments				
Type of instrument				
Included in current assets (liabilities)	**702**	(259)	**702**	(259)
Cash and cash equivalents	**1 922**	1 230	**1 922**	1 230
Accounts receivable	**2 748**	2 068	**2 748**	2 068
Accounts payable	**(3 968)**	(3 557)	**(3 968)**	(3 557)
Purchase of foreign exchange forward contracts			**702**	899
Sales of foreign exchange forward contracts			**—**	20

	2003 Rm	2002 Rm
25. EXCHANGE RATES TO SOUTH AFRICAN RAND		
Year-end closing rates:		
US dollar	**0,13**	0,09
British pound sterling	**0,08**	0,06
Euro	**0,12**	0,10
Uganda shilling	**249,68**	156,24
Rwanda franc	**65,97**	40,95
Cameroon Communauté Financière Africaine franc	**76,72**	66,54
Nigerian naira	**16,14**	10,19
Average rates for the year:		
US dollar	**0,10**	0,10
British pound sterling	**0,07**	0,07
Euro	**0,11**	0,12
Uganda shilling	**197,34**	185,10
Rwanda franc	**53,50**	48,25
Cameroon Communauté Financière Africaine franc	**67,76**	103,12
Nigerian naira	**13,61**	11,40
26. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED BY OPERATIONS		
Profit before taxation	**2 905**	1 456
Adjustments for:		
Share of (profits) losses of associated companies	**(1)**	5
Finance income	**(124)**	(131)
Finance costs	**957**	447
Finance lease charge	**(20)**	—
Depreciation of property, plant and equipment	**1 651**	1 082
Amortisation of intangible assets	**233**	175
Amortisation of goodwill	**596**	592
Impairment charge	**15**	13
Loss (profit) on disposal of property, plant and equipment	**19**	(2)
Gain on disposal of 20% shareholding in MTN Cameroon	**(91)**	—
Provision against loan arising on disposal of 20% of MTN Cameroon	**49**	—
Operating cash flows before movements in working capital	**6 189**	3 637
Movements in working capital	**546**	722
Decrease (increase) in inventories	**37**	(239)
Increase in trade and other receivables	**(1 001)**	(497)
Increase in trade and other payables	**1 510**	1 458
Net cash generated by operations	**6 735**	4 359

	31 March 2003 Rm	31 March 2002 Rm
27. INTEREST RECEIVED (PAID)		
Reconciliation of interest received (paid) to finance income (cost)		
Interest received (operating activities)	**111**	114
Interest received (investing activities)	**13**	17
Finance income recognised in the income statement	**124**	131
Interest paid (operating activities)	**(832)**	(447)
Plus: Unrealised exchange loss related to international sinking fund policy	**(105)**	—
Finance lease charge	**(20)**	—
Finance cost recognised in the income statement	**(957)**	(447)
28. TAXATION PAID		
Corporate taxation prepaid at 1 April	**45**	3
Corporate taxation liability at 1 April	**(330)**	(481)
Amounts unpaid at 1 April	**(285)**	(478)
Amounts charged to income statements	**(687)**	(908)
Deferred tax charge	**(179)**	200
Exchange differences	**22**	(16)
Withholding taxes not paid	**38**	
Corporate taxation prepaid at 31 March	**(3)**	(45)
Corporate taxation liability at 31 March	**410**	330
	(684)	(917)
29. CASH AND CASH EQUIVALENTS		
Bank balances, deposits, cash on hand and amounts receivable on demand	**1 542**	1 214
Securitised cash deposits**	**586**	354*
	2 128	1 568
Bank overdrafts	**(206)**	(338)
	1 922	1 230

** Securitised cash deposits were reclassified from trade and other receivables.*
*** These monies are placed on deposit with banks in Nigeria to secure Letters of Credits.*

30. REINSURANCE

Reinsurance transactions are entered into with special purpose entities on commercial terms and conditions and at market prices.

	31 March 2003 Rm	31 March 2002 Rm
Income statement effect		
Outwards reinsurance premium	**(4)**	(41)
Share of change in unearned premiums	**(3)**	(20)
Provision		
Reinsurance commission	**14**	6
	7	(55)
Balance sheet effects		
Share of technical provision		
Outstanding claims	**87**	78
Provision of unearned premiums	**6**	14
Receivables		
Investment in sinking fund policy	**70**	60
Unlisted preference shares	**8**	20
Cash	**22**	20
Short-term money-market deposits	**14**	10
Payables	**(4)**	(24)

	2003 Rm	2002 Rm
31. CONTINGENT LIABILITIES		
Guarantees	—	86
Orbicom assessment under objection	—	74
MTN Uganda licence obligations and employee vehicle	**23**	22
MTN Cameroon switch building and employee vehicle	**29**	—
	52	182

32. COMMERCIAL COMMITMENT

The granting of a national cellular telecommunication licence placed an obligation on a subsidiary company, MTN Network Operator, to set up a Joint Economic Development Plan Agreement with the Postmaster General (now ICASA). This agreement was a condition for the commencement of commercial operations in June 1995 and involves a commitment by the subsidiary company to assist in the development of the South African economy and, in particular, the telecommunications industry. The commitment is estimated at R1 billion over a period of 10 years and is arrived at by a series of multipliers which apply to specific categories of activities.

ICASA reviews the Group's compliance on a two-yearly basis. The first review was done on 29 January 1997 and the second on 31 March 1999. The Group had exceeded its obligations at 31 March 1999, receiving notional credits in this regard from ICASA amounting to R1,3 billion. Accordingly, no provision relating to this commercial commitment has been raised in the annual financial statements.

	2003 Rm	2002 Rm
33. CAPITAL COMMITMENTS		
33.1 Commitments for the acquisition of property, plant and equipment		
Contracted but not provided for	**1 105**	800
Authorised but not contracted for	**5 303**	5 647
33.2 Group's share of capital commitments of joint ventures		
Contracted but not provided for	**39**	76
Authorised but not contracted for	**164**	144
	6 611	6 667
The capital expenditure will be closely and continuously monitored and adjusted to the Group's financial capacity and market requirements. Financing in this regard will be from existing resources, borrowings and project funding being raised in MTN Nigeria of approximately US$380 million as well as cash generated by operations.		
34. LEASE COMMITMENTS		
At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:		
– Within one year	**327**	219
– More than one year but less than two years	**191**	227
– More than two years but less than five years	**364**	323
– More than five years	**633**	186
	1 515	955
The preliminary announcement of results published on 19 June 2003 disclosed operating lease commitments of R1 377 million. The additional R138 million relates to space segment leases in respect of Orbicom.		
35. OTHER COMMITMENTS		
Orders placed to purchase handsets	**214**	27

36. RETIREMENT BENEFIT PLANS

Employee benefit obligations

The Group operates provident and pension funds, which are defined contribution funds and are governed by the Pension Funds Act. Contributions are made to the funds based upon employees' pensionable salary packages. All employees are eligible to join the funds and it is a condition of employment.

Post-retirement medical benefits

The Group has no post-retirement medical benefit obligations.

	31 March 2003 Rm	31 March 2002 Rm
37. JOINT VENTURES		
The Group had the following effective percentage interests in joint ventures:	%	%
– MTN Swaziland	**30**	30
– MTN Uganda	**52**	52
– MTN Rwanda	**31**	31
– MTN Network Solutions	**60**	60
The following amounts are included in the Group's financial statements as a result of the proportionate consolidation of the above joint ventures.		
Current assets	**141**	160
Non-current assets	**466**	674
Current liabilities	**(100)**	(186)
Non-current liabilities	**(162)**	(240)
Revenue	**747**	595
Expenses	**(132)**	(428)
Cash generated by operations	**180**	227
Cash invested	**(166)**	(228)
Cash from financing activities	*	16
Joint control is exercised over the funding and operating activities of MTN Uganda in terms of the joint venture agreement concluded with Telia Overseas AB. MTN Uganda and MTN Network Solutions are proportionately consolidated as joint ventures even though a majority of the ordinary share capital is held by the Group in both operations.		
38. RELATED PARTY TRANSACTIONS		
DIRECTORS' EMOLUMENTS		
The remuneration of directors is decided by the nomination, remuneration and human resources committee having regard to comparative market information. For details refer to the Directors' report (pages 66 and 67).		
LOAN TO DIRECTOR		
P L Zim	**6**	6
The loan bears no interest and is secured by a cession of an endowment policy in the name of the Director. The loan is repayable on 13 July 2006.		
Other related party transactions		
Amounts paid to Johnnic group companies		
Johnnic Communications Management Services (Proprietary) Limited	*	16
	6	22

**Amount less than R1 million.*

39. TRANSFER PRICING

In terms of the transfer pricing provisions contained in section 31 of the South African Income Tax Act, 58 of 1962 (the Act) where a taxpayer supplies financial services to a connected person who is a non-South African residènt, interest should be charged on an arm's length basis. The Group has consistently taken the view, based on professional advice, that the provisions of section 31 should not apply in respect of the loan element of Shareholder Equity Funding to its African subsidiaries and joint ventures. The Group and its professional advisors continue to believe in the soundness of the approach adopted and accordingly consider that there is no justification to raise a provision for any potential liability in this matter.

40. CLASSIFICATION OF MTN MAURITIUS AS A FOREIGN ENTITY

MTN Mauritius has been accounted for, on consolidation, as a foreign entity, i.e. a foreign operation that is not integral to those of the reporting enterprise. The distinction between accounting for MTN Mauritius as a foreign entity as compared to an integral foreign operation is however judgmental as MTN Mauritius has characteristics of both a foreign entity and an integral foreign operation.

A conclusion was reached that MTN Mauritius meets the criteria as defined by SA GAAP under AC112 "The effects of changes in foreign exchange rates" paragraph 26 resulting in the accounting treatment for foreign entities being adopted.

MTN Mauritius' investments in the International operations are classified as foreign entities in terms of AC112. If MTN Mauritius had been classified as an integral foreign operation, the effect on the income statement for the current year would have been the recognition of a translation gain amounting to R632 million (credit) (2002: R614 million (debit)), with an equivalent reduction in the foreign currency translation reserve.

41. LICENCE AGREEMENTS

MTN Network Operator

The licence authorises MTN Network Operator to construct, maintain and use a 900 MHz GSM national mobile cellular telecommunication service within the South African geographical territory.
The licence was published on 29 October 1993 and is valid for a period of 15 years from 1 June 1994, automatically renewable on *mutatis mutandis*, the same terms and conditions, subject to certain provisions. The Group paid an initial fee of R100 million and an annual licence fee based on 5% of net operating income as defined in the licence.

MTN Cameroon

The licence authorises MTN Cameroon to set up and run a 900 MHz national mobile GSM cellular telephony network within the Cameroonian geographical territory. The licence was granted on 15 February 2000 and is valid for a period of 15 years, renewable every 10 years thereafter. The Group paid an initial licence fee of CFA 40,4 billion.

MTN Nigeria

The licence authorises MTN Nigeria to provide and operate a 900 and 1800 MHz second generation digital mobile service within the Nigerian geographical territory. The licence was granted on 9 February 2001 and is valid for a period of 15 years, renewable every five years thereafter. The Group paid an initial licence fee of US$285 million and an annual licence fee based on 2,5% of audited net revenue as defined in the licence.

MTN Rwanda

The licence authorises MTN Rwanda to construct, maintain and operate a 900, 1800 and 1900 MHz (including cellular public pay telephone) GSM telecommunication network within the Rwandan geographical territory. The licence was granted on 2 April 1998 and is valid for 10 years and may be terminated thereafter with a two-year written notice period. The Group paid an initial licence fee of US$200 000 and an annual licence fee based on 2,5% of network revenue as defined in the licence and an annual spectrum fee of US$2 000 per 1 MHz granted. 12,5 MHz is currently being utilised.

MTN Swaziland

The licence authorises MTN Swaziland to provide and operate a 900 MHz GSM network within the Swaziland geographical territory. The licence was granted on 31 July 1998 and is valid for a period of 10 years, renewable for 10 years thereafter. The Group pays annual spectrum fees of: E20 000 per channel used (with a minimum of E600 000) and licence fees of 5% of audited net operational income as defined in the licence.

MTN Uganda

The licence authorises MTN Uganda to operate a telecommunication system within the Ugandan geographical territory. The licence was granted on 15 April 1998 and is valid for a period of 20 years. The Group paid an initial licence fee of US$200 000 and an annual licence fee based on 2,5% of gross revenue as defined in the licence.

42. IMPLEMENTATION OF ACCOUNTING STANDARD AC133 – FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT

Preparations have been made to implement AC133 with effect from 1 April 2003. The adjustment required to accumulated profit and other reserves at that date is a charge of R15,3 million. The Group will first report to shareholders under AC133 in respect of its interim results to 30 September 2003.

COMPANY INCOME STATEMENT

FOR THE YEAR ENDED 31 MARCH 2003

	Notes	2003 Rm	2002 Rm
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Operating expenses – net of sundry income	1	(2)	1
Profit from operations		(2)	1
Finance income	2	7	31
Finance costs	3	(1)	—
Profit before taxation		4	32
Taxation	4	(2)	(1)
Attributable earnings		2	31

COMPANY BALANCE SHEET

AS AT 31 MARCH 2003

	Notes	2003 Rm	2002 Rm
ASSETS			
Non-current assets		14 111	13 957
Interest in subsidiaries	5	14 104	13 950
Loans	6	7	7
Current assets			
Receivables	7	58	40
Total assets		14 169	13 997
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital and premium	8	14 090	13 942
Accumulated profits		52	50
Ordinary shareholders' interest		14 142	13 992
Current liabilities		27	5
Payables	9	17	4
Tax liabilities		3	1
Bank overdraft		7	*
Total equity and liabilities		14 169	13 997

Amount less than R1 million.

COMPANY
CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2003

	Notes	2003 Rm	2002 Rm
OPERATING ACTIVITIES			
Cash receipts from customers		—	—
Cash paid to suppliers and employees		(7)	(47)
Net cash used in operations	10	(7)	(47)
Interest received	2	—	1
Interest paid	3	(1)	—
Taxation paid	11	—	3
NET CASH USED IN OPERATING ACTIVITIES		(8)	(43)
INVESTING ACTIVITIES			
Cash dividends received from subsidiaries		7	30
Loans to subsidiaries		(6)	—
NET CASH FROM INVESTING ACTIVITIES		1	30
FINANCING ACTIVITIES			
Net increase in borrowings		—	9
NET CASH FROM FINANCING ACTIVITIES		—	9
NET DECREASE IN CASH AND CASH EQUIVALENTS		(7)	(4)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		*	4
CASH AND CASH EQUIVALENTS AT END OF YEAR		(7)	*

COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AS AT 31 MARCH 2003

	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2001	*	13 593	19	114	13 726
Net profit attributable to ordinary shareholders for the year	—	—	31	—	31
Share capital issued at a premium less share issue expenses	*	349	—	—	349
Share election reserve	—	—	—	(114)	(114)
Balance at 31 March 2002	*	**13 942**	**50**	—	**13 992**
Net profit attributable to ordinary shareholders for the year	—	—	**2**	—	**2**
Share capital issued at a premium less share issue expenses	*	**148**	—	—	**148**
Balance at 31 March 2003	—	**14 090**	**52**	—	**14 142**
Notes	*8*	*8*			

Amounts less than R1 million.

	2003 Rm	2002 Rm
1. OPERATING EXPENSES – NET OF SUNDRY INCOME		
are stated after taking account of the following items:		
Auditors' remuneration	*	*
– Audit fees	*	*
– Fees for other services	—	*
– Expenses	—	—
Directors' emoluments**	2	*
Fees paid for services	11	1
– Administrative	2	*
– Secretarial	—	1
– Technical	9	*
Technical fees received	(14)	(6)
Analysis of operating expenses by function		
Administration and general	(2)	1
**Amount less than R1 million.*		
***For details refer to Directors' Report.*		
2. FINANCE INCOME		
Interest received	—	1
Dividends received from subsidiaries	7	30
	7	31
3. FINANCE COSTS		
Interest on borrowings	1	—
	1	—
4. TAXATION		
Current taxation		
SA normal taxation	2	1
Current year	1	1
Prior year underprovision	1	—
South African normal taxation is calculated at 30% (2002: 30%) of the estimated taxable income for the year.		
Tax rate reconciliation	%	%
The charge for the year can be reconciled to the effective rate of taxation as follows:		
Taxation at the standard rate	30	30
Tax effect of expenses that are not deductible in determining taxable profit	39	—
Exempt income	(42)	(28)
Other	12	—
	39	2
5. INTEREST IN SUBSIDIARIES		
Unlisted shares at cost less amounts written off	12 541	12 403
Amount owing by subsidiaries	1 563	1 547
	14 104	13 950
A list of the major subsidiaries' material to the financial position of the Company is set out in Annexure 1 on page 108.		
6. LOANS		
Loans to employee share incentive schemes***	7	7

****These loans bear interest at a variable rate no less than the "official rate of interest" according to the South African Revenue Service, ranging between 11,25% and 13,25% per annum, and have no fixed date of repayment.*

	2003 Rm	2002 Rm
7. RECEIVABLES		
Sundry receivables	**7**	—
Intercompany debtors	**51**	40
	58	40
8. SHARE CAPITAL AND PREMIUM		
Authorised share capital		
2 500 000 000 ordinary shares of 0,01 cent each	*	*
Issued and fully paid up share capital		
1 652 057 646 (2002: 1 640 437 341) ordinary shares of 0,01 cent each	*	*
Share premium	**14 090**	13 942
Balance at beginning of year	**13 942**	13 593
Arising on the issue of shares during the year (net of share issue expenses)	**148**	349
	14 090	13 942
The unissued shares are under the unrestricted control of the directors until the next annual general meeting.		
**Amounts less than R1 million.*		
9. PAYABLES		
Sundry creditors	**7**	—
Accrued expenses and other payables	**10**	4
	17	4
10. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH USED IN OPERATIONS		
Profit before taxation	**4**	32
Adjustments for:		
Finance income allocated to:	**(7)**	(31)
– operating activities	**—**	(1)
– investing activities	**(7)**	(30)
Finance costs	**1**	—
Operating cash flows before movements in working capital	**(2)**	1
Movements in working capital	**(5)**	(48)
Increase in receivables	**(18)**	(10)
Increase (decrease) in payables	**13**	(38)
Net cash used in operations	**(7)**	(47)
11. TAXATION PAID		
Corporate taxation prepaid at 1 April	**—**	3
Corporate taxation liability at 1 April	**(1)**	—
Amounts unpaid at 1 April	**(1)**	3
Amounts charged to income statements	**(2)**	(1)
Corporate taxation liability at 31 March	**3**	1
	—	3

INTERESTS IN MAJOR SUBSIDIARY COMPANIES AND JOINT VENTURES

AS AT 31 MARCH 2003

ANNEXURE 1

Subsidiaries and joint ventures in which MTN Group Limited has a direct and indirect interest	Principal activity	Place of incorporation	Issued ordinary share capital	Effective % interest in issued ordinary share capital		Book value of holding company interest: Shares		Indebtedness	
				2003 %	2002 %	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
Mobile Telephone Networks Holdings (Proprietary) Limited	Investment holding company	South Africa	5	**100**	100	**12 540**	12 402	**1 515**	1 504
Mobile Telephone Networks (Proprietary) Limited	Network operator	South Africa	*	**100**	100	—	—	—	—
MTN Service Provider (Proprietary) Limited	Service provider	South Africa	*	**100**	100	—	—	—	—
MTN International (Proprietary) Limited	Investment holding company	South Africa	*	**100**	100	—	—	—	—
MTN International (Mauritius) Limited	Investment holding company	Mauritius	*	**100**	100	—	—	—	—
Mobile Telephone Networks Cameroon Limited+	Network operator	Cameroon	2	**70**	100	—	—	—	—
MTN Nigeria Communications Limited#	Network operator	Nigeria	*	**79,5**	77,5	—	—	—	—
Mobile Telephone Networks Insurance (Proprietary) Limited	Insurance company	South Africa	*	**100**	100	—	—	—	—
M-Tel Insurance (Proprietary) Limited	Insurance company	South Africa	*	**100**	100	—	—	—	—
MTN Network Solutions (Proprietary) Limited**	Internet service provider	South Africa	*	**60**	60	—	—	—	—
Orbicom (Proprietary) Limited	Satellite telecommunications	South Africa	*	**100**	100	**1**	1	**48**	43
MTN Rwandacell S.A.R.L.**	Network operator	Rwanda	*	**31**	31	—	—	—	—
MTN Uganda Limited**	Network operator	Uganda	*	**52**	52	—	—	—	—
Swazi MTN Limited**	Network operator	Swaziland	*	**30**	30	—	—	—	—
Total book value						**12 541**	12 403	**1 563**	1 547

This annexure discloses interests in subsidiaries material to the financial position of the holding company.
A full list of the subsidiaries is available to shareholders, on request, at the registered office of MTN Group Limited.

* *Amounts less than R1 million.*

** *Joint ventures.*

+ *In April 2002 the Group disposed of a 30% interest in MTN Cameroon on loan account in accordance with Cameroonian licence obligations. Although 30% of the ordinary shares capital of MTN Cameroon has been sold to Broadband Telecom Limited, its local partner, in terms of the sale of shares agreement the Group retains beneficial interest in 10% of these shares. For this reason, consolidation of MTN Cameroon's results of operations is based on an 80% holding.*

\# *The Group acquired an additional 2% stake in MTN Nigeria in April 2002 following a rights issue. MTN Nigeria's issued and allotted share capital has not been called for payment. This is in compliance with the company laws of Nigeria.*

INTERESTS IN ASSOCIATED COMPANIES
AS AT 31 MARCH 2003

ANNEXURE 2

Name of associate	Principal activity	Place of incorporation	Financial year-end	Effective interest in issued ordinary share capital 2003 %	2002 %	Group book value of shares 2003 Rm	2002 Rm	Group loans 2003 Rm	2002 Rm	Group share of post-acquisition reserves 2003 Rm	2002 Rm	Directors' valuation 2003 Rm	Directors' valuation 2002 Rm
Cellular Calls (Proprietary) Limited	Cellular dealership	South Africa	31 Mar	**26**	26	*	*	—	—	—	—	*	*
Cell Place (Proprietary) Limited	Cellular dealership	South Africa	31 Mar	**35**	35	*	*	—	—	—	—	*	*
I-Talk Cellular (Proprietary) Limited	Service provider	South Africa	28 Feb	**41**	41	**7**	7	**4**	4	**8**	3	**19**	14
Leaf Wireless (Proprietary) Limited	Cellular dealership	South Africa	31 Mar	**36**	36	**15**	15	—	—	—	—	**15**	15
MTN Publicom Limited	Payphone services	Uganda	31 Mar	**23**	23	*	*	**3**	3	**(3)**	—	*	3
New Bucks Holdings Limited	Internet exchange	South Africa	30 Jun	**30**	30	*	*	**12**	12	**(7)**	(9)	**5**	3
Transaction Management Services Limited	Electronic payments	Ghana	31 Mar	**36**	36	**1**	1	**3**	3	**(3)**	—	**1**	4
Total book value of associated companies						**23**	23	**22**	22	**(5)**	(6)	**40**	39

Amounts less than R1 million.

GROUPS' ATTRIBUTABLE INTEREST IN ASSOCIATED COMPANIES
AS AT 31 MARCH 2003

ANNEXURE 3

	Effective interest 2003 Rm	2002 Rm	I-TALK 2003 Rm	2002 Rm	LEAF 2003 Rm	2002 Rm	PUBLICOM 2003 Rm	2002 Rm	e-BUCKS 2003 Rm	2002 Rm	Transaction Management Services 2003 Rm	2002 Rm
ASSETS AND LIABILITIES												
Property, plant and equipment	**15**	16	**4**	6	**4**	4	**6**	7	—	—	**3**	3
Investments and long-term receivables	**51**	10	—	—	**3**	3	—	—	**168**	30	—	—
Current assets	**33**	25	**69**	49	**11**	14	**2**	1	—	—	—	—
Intangible assets	**12**	13	**4**	1	—	38	**42**	—	—	—	—	—
Total assets	**111**	64	**77**	56	**56**	63	**8**	8	**168**	30	**3**	3
Long-term borrowings	**16**	15		—	**12**	12	**6**	5	**40**	40	—	—
Current liabilities	**84**	37	**47**	38	**3**	10	**9**	2	**151**	19	**11**	—
Total liabilities	**99**	53	**47**	38	**15**	22	**15**	7	**191**	59	**11**	—
Attributable net asset value	**12**	11	**30**	18	**41**	41	**(7)**	1	**(23)**	(29)	**(8)**	3
Indebtedness	**22**	22	**11**	11	—	—	**11**	11	**40**	40	**8**	8
Goodwill arising on acquisition	**7**	7	**7**	7	—	—	—	—	—	—	—	—
Goodwill amortised	**(1)**	(1)	**(1)**	(1)	—	—	—	—	—	—	—	—
Book value	**40**	39	**47**	35	**41**	41	**4**	12	**17**	11	—	11
INCOME STATEMENT												
Revenue	**128**	107	**269**	241	**21**	10	**5**	5	**30**	10	—	—
Net profit (loss) for the year	**1**	(5)	**12**	6	**(1)**	—	**(12)**	4	**6**	(25)	**(8)**	(1)

M C RAMAPHOSA (50)
BProc, LLD (hc)

Non-executive Chairman since 2002, non-executive director since 2001

Cyril was involved in the political transformation process in South Africa as head of the negotiating team of the African National Congress (ANC). His previous positions include Chairman of the Constitutional Assembly, Member of Parliament, Secretary General of the ANC and General Secretary of the National Union of Mineworkers. He is the Executive Chairman of Millennium Consolidated Investments and serves as non-executive director on a number of other companies' boards including SAB Miller plc, Macsteel and SASRIA.

P F NHLEKO (42)
BSc (Eng), MBA

Group Chief Executive Officer since 1 July 2002

Phuthuma assumed the position of Group Chief Executive MTN Group on 1 July 2002. He was previously the Executive Chairman and one of the founding members of Worldwide African Investment Holdings (Proprietary) Limited (WAIH), a pre-eminent investment holding company with significant interests primarily in the petroleum and telecommunications/IT industries. The book value of investments undertaken by WAIH over the last five-years, is ±R3,5 billion. Prior to the establishment of WAIH, he was a senior executive of the Standard Corporate and Merchant Bank corporate finance team (1991 – 1994). An engineer by training, Phuthuma practised as a civil engineer/project manager for infrastructure developments undertaken by the Urban Foundation during 1988 to 1991. Phuthuma is or has been a director on various companies' boards which include Johnnic Holdings Limited, Nedbank Investment Bank, Nedcor Limited, The Bidvest Group Limited, Alexander Forbes and Old Mutual (SA).

D D B BAND (58)
BCom, CA (SA)

Non-executive director since 2001

Doug has had a varied business career rising to the position of Managing Director of CNA Gallo Limited in 1987. In 1990 he was appointed Chief Executive of the Argus Holdings Group, and in 1995 was appointed Chairman and Chief Executive of the Premier Group Limited. In January 2000 he took up a position as a consultant to the Capital Investments Division of Standard Corporate and Merchant Bank. Amongst others, he currently serves as a non-executive on the Board of Electronic Media Network Limited and Tiger Brands Limited.

I CHARNLEY (42)
MAP, CPIR

Executive director since 2001

Irene is currently the Commercial Director Strategic Investments of MTN Group. She was Business Woman of the Year in 2000 and nominated as one of the top 50 businesswomen outside of the USA. Other major directorships include Johnnic Holdings Limited, New Africa Capital Limited, Leaf and Orbicom. She is also a member of the King Committee on Corporate Governance.

Z N A CINDI (52)

Non-executive director since 1999

Zithulele has 15 years of trade union background as an educator, trustee and chief administrator for the Black Electrical and Electronic Workers Union and the Metal and Electrical Workers Union of SA. Other directorships in major companies include the Community Growth Management Company, National Productivity Institute and Johnnic Holdings Limited.

R S DABENGWA (44)
BSc (Eng), MBA

Executive director since 2001

Sifiso is the Managing Director of MTN South Africa. Prior to joining the Group in 1999, he was employed by Eskom as Executive Director responsible for distribution. Before joining Eskom in 1992 he worked as a consulting electrical engineer in the building services and township development areas. Amongst others he currently serves on the board of Leaf, e-Bucks, MTN International, MTN Network Operator and MTN Service Provider.

P L HEINAMANN (61)
AMP (INSEAD)

Non-executive director since 2001

Paul started in the insurance broking industry in 1960. He was the President of South African Insurance Brokers Association and President of the Insurance Institute of South Africa. In September 1976 he joined what is now Alexander Forbes. He served as non-executive chairman of Alexander Forbes from 2000 to 2002. Other major directorships outside the Group include Guardrisk Insurance Group.

R D NISBET (47)
BCom, BAcc, CA (SA)

Executive director since 2001

Rob is the Group Finance Director of the MTN Group. His previous experience includes financial directorships of both listed and unlisted companies. These included financial director of Mathieson and Ashley. Other major directorships are MTN Network Operator, MTN Service Provider and MTN International.

S N MABASO (33)
BCom, CA (SA)

Non-executive director since 2002

Sindi is currently Chief Financial Officer of Transnet Limited. Before joining Transnet, she was Financial Director for SARHWU Investment Holdings and a partner of Gobodo Incorporated. She serves on the boards of South African Airways, Armscor Limited and S.A. Mint Company Limited.

A F VAN BILJON (55)
BCom, CA(SA), MBA

Non-executive director since 2002

Alan is an independent director and has a specialized financial consultancy under the name of Van Biljon and Associates. He has served as Chief Financial Officer to the Standard Bank Group from 1996 to 2002. Previous directorships include Kersaf Investments, Greatermans Checkers Group and Truworths Limited.

P L ZIM (42)
BCom, BCom(hons), MCom

Executive director since 2001

Laz is the Managing Director for MTN International. He has been a lecturer consultant at the Wits Centre for Developing Business and a columnist for The Sowetan and Black Enterprise Magazine. He joined MTN Group in 2001 from M-Net, where he held the position of Chief Executive Officer. Other major directorships include MTN International, MTN Nigeria and Armaments Corporations of SA Limited. He serves on the Presidential Commission on Information, Society and Development.

ALTERNATE DIRECTORS

J R D MODISE
BCom, BAcc, CA (SA), MBA

Alternate director to M C Ramaphosa since 2001

L C WEBB
BSc (Eng)

Alternate director to S N Mabaso since 2002 previously alternate director to C R Jardine

NOTICE TO MEMBERS





SYMBOLIZING THE POWER OF A LEADER, THE TALKING DRUMS OF NIGERIA'S YORUBA PEOPLE COMMUNICATE SOUNDS THAT CLOSELY IMITATE RHYTHMS AND INTONATIONS OF SPOKEN LANGU…

NOTICE TO MEMBERS

MTN GROUP LIMITED
Incorporated in the Republic of South Africa
(Registration number 1994/009584/06)
("the Company")

Notice is hereby given that the 8th annual general meeting of shareholders of the Company will be held at 14th Avenue Campus, Fairlands, Gauteng on Monday, 29 September 2003 at 11:00, for the following purposes:

ORDINARY BUSINESS

1. To receive, consider and adopt the annual financial statements for the year ended 31 March 2003 of the Company and the Group, together with the report of the auditors.
2. To authorise the appointment the directors of the Company referred to below by single resolution in terms of the provisions of section 210 of the Companies Act, 1973 (Act No 61 of 1973) as amended ("the Companies Act").
3. To re-elect:
   3.1 Mr D D B Band,
   3.2 Mr R S Dabengwa,
   3.3 Mr P L Heinamann, and
   3.4 Mr R D Nisbet

   as directors who retire by rotation at this meeting in terms of Article 84 of the articles of association and, being eligible offer themselves for re-election.
4. To elect Mr A F van Biljon and Ms S L Botha as directors of the Company.
5. To transact any other business capable of being transacted at an annual general meeting.

Details of the directors who retire at this meeting and who offer themselves for re-election are as follows:

1. **Doug Band** – Age: 58
   Appointed: 1 October 2001
   Educational qualifications: BCom, CA (SA)
   Major directorships: Standard Bank Group Limited, Electronic Media Network Limited, MIH Holdings Limited and Tiger Brands Limited.
   Member: Group Audit Committee; Nominations, Remuneration and Human Resources Committee.

2. **Sifiso Dabengwa** – Age: 44
   Appointed: 1 October 2001
   Educational qualifications: BSc (Eng), MBA
   Major directorships: Leaf Wireless (Proprietary) Limited, New Bucks Holdings (Proprietary) Limited, Mobile Telephone Networks (Proprietary) Limited and MTN International (Proprietary) Limited.
   Member: Risk Management and Corporate Governance Committee.

3. **Paul Heinamann** – Age: 61
   Appointed: 1 October 2001
   Educational qualifications: AMP INSEAD
   Major directorships: Alexander Forbes Limited, Alexander Forbes Insurance Company Limited; Guardrisk Holdings Limited; Guardrisk Insurance Company Limited.
   Member: Risk Management and Corporate Governance Committee (Chairman), Group Audit Committee.

4. **Rob Nisbet** – Age: 47
   Appointed: 1 October 2001
   Educational qualifications: BCom, BAcc, CA (SA)
   Major directorships: Mobile Telephone Networks (Proprietary) Limited and MTN International (Proprietary) Limited.

Details of directors offering themselves for election are as follows:

1. **Alan van Biljon** – Age: 55
   Appointed: 1 November 2002
   Educational qualifications: BCom, CA (SA), MBA
   Major directorships: Standard Risk and Treasury Management Services (Proprietary) Limited.
   Member: Group Audit Committee (Chairman), Risk Management and Corporate Governance Committee.
2. **Santie Botha** – Age: 38
   Appointed: 7 July 2003
   Educational qualifications: BEcon (Hons)
   Major directorships: Marketing Federation of South Africa.

SPECIAL BUSINESS

In addition, shareholders will be requested to consider, and if deemed fit, to pass the following special and ordinary resolutions with or without amendment:

SPECIAL RESOLUTION NUMBER 1

Preamble

For the purposes hereof "Group" shall bear the meaning assigned to it by the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE"), which defines "Group" as a holding company, not itself being a wholly owned subsidiary, together with all companies being its subsidiaries, if any.

A general repurchase of the Company's shares shall not be effected before the JSE has received written confirmation from the Company's sponsor in respect of the directors' working capital statement.

The board of directors of the Company has considered the impact of a repurchase of up to 20% of the Company's shares, being the maximum permissible under a general authority in terms of the JSE listings requirements. Although there is at this point in time no intention to repurchase any of the Company's shares, should the opportunity arise and should the directors deem it in all respects to be advantageous to the Company to repurchase such shares, it is deemed appropriate that the directors be authorised to repurchase the Company's shares. This authority is subject to such repurchase not resulting in:

- the Company and the Group in the ordinary course of business being unable to pay its debts for a period of 12 (twelve) months after the date of this notice of annual general meeting;
- the liabilities of the Company and the Group exceeding or being equal to the assets of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting, calculated in accordance with the accounting policies used in the audited financial statements of the Group for the year ended 31 March 2003;
- the share capital and reserves of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting being insufficient for ordinary business purposes; and
- the working capital of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting being insufficient for ordinary business purposes.

"RESOLVED THAT the Company, or a subsidiary, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company, in terms of sections 85 and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended, and in terms of the JSE listings requirements, being that:

- any such repurchase of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between such company and the counter party;
- at any point in time, such company may only appoint one agent to effect any repurchase(s) on its behalf;
- the general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;
- when the Company, or a subsidiary, has cumulatively repurchased 3% of the number of a class of the Company's shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement must be published as soon as possible and not later than 08:30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the requirements of the JSE listings requirements;

- any repurchase by the Company, or a subsidiary, of the Company's own shares shall not, in aggregate in any one financial year, exceed 20% of the Company's issued share capital of that class in any one financial year;
- any repurchase by the Company, or a subsidiary, of the Company's own shares shall only be undertaken if after such repurchase, it still complies with the shareholder spread requirements as contained in the JSE listings requirements;
- the Company, or a subsidiary, may not purchase the Company's shares during a prohibited period as defined in the JSE listings requirements;
- repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the 5 (five) business days immediately preceding the date on which the transaction is effected."

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary, a general authority in terms of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Act"), for the acquisition of shares of the Company. Such general authority will provide the Board with the flexibility, subject to the requirements of the Act and the JSE, to repurchase shares should it be in the interests of the Company at any time while the general authority exists. This general authority shall be valid until the earlier of the next annual general meeting of the Company, or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing this special resolution.

The resolution is required to be passed, on a show of hands, by not less than 75% of the number of shareholders of the Company entitled to vote on a show of hands at the annual general meeting who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the shareholders present in person or by proxy are entitled.

ORDINARY RESOLUTION NUMBER 1

"RESOLVED THAT the unissued ordinary shares of 0,01 cent each in the share capital of the Company be placed at the disposal and under the control of the Directors, and that the Directors be and are hereby authorised and empowered to allot, issue and otherwise to dispose of such shares to such person or persons on such terms and conditions and at such times as the Directors may from time to time at their discretion deem fit, subject to the aggregate number of such ordinary shares able to be allotted, issued and otherwise disposed of in terms of this resolution being limited to 10% of the number of ordinary shares in issue as at 31 March 2003 and subject to the provisions of the Companies Act, 1973 (Act No 61 of 1973), as amended, and the Listings Requirements of the JSE Securities Exchange South Africa."

ORDINARY RESOLUTION NUMBER 2

"RESOLVED THAT the pre-emptive rights, to which ordinary shareholders may be entitled in terms of the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE") to participate in any future issues of equity securities (as defined in the JSE listings requirements) for cash which may be made by the Company subsequent to the date of passing this resolution, be and are hereby waived subject to the following conditions:

1. That equity securities or rights that are convertible into equity securities to be issued for cash be of a class already in issue and be issued to public shareholders as defined in the JSE listings requirements and not to related parties;
2. That where the Company, subsequent to the passing of this resolution, issues equity securities representing, on a cumulative basis within a financial year, 5% or more of the number of equity securities in issue prior to such issue, a press announcement giving full details of the issue, including the average discount to the weighted average traded price of the equity securities over the 30 (thirty) days prior to the date that the price of the issue was determined or agreed by the directors of the Company, the number of equity securities issued, the effect of the issue on net asset value per share, net tangible asset value per share, headline earnings per share and earnings per share, will be made at the time the said percentage is reached or exceeded;
3. The general issues of equity securities for cash in the aggregate in any one financial year may not exceed 10% of the Company's issued share capital of that class (for the purpose of determining the securities comprising the 10% number in any one year, account shall be taken of the dilution effect, in the year of issue of options/convertible securities, by including the number of any equity securities which may be issued in future arising out of the issue of such options/convertible securities);

4. That the maximum discount at which the equity securities will be issued for cash will be 10% of the weighted average traded price of those equity securities measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company and where the equity securities have not traded in such 30 (thirty) business day period, the JSE should be consulted for a ruling; and
5. That the approval for the waiver of the pre-emptive rights will be valid until the earlier of the next annual general meeting of the Company and the expiry of a period of 15 (fifteen) months from the date of passing of this resolution."

A 75% majority of the votes cast by the shareholders present or represented by proxy at the annual general meeting will be required to approve this resolution.

ORDINARY RESOLUTION NUMBER 3

"RESOLVED THAT:

1. the annual remuneration of the directors of the Company be fixed at the rate of R120 000 per annum and that the annual remuneration of the Chairman of the Company be fixed at the rate of R150 000 per annum, with effect from 1 April 2003. In addition to the above, an attendance fee of R25 000 and R50 000 per meeting will be paid to the directors and Chairman of the Company respectively; and
2. the annual remuneration of the following committee members will be as set out below:

Group Audit Committee

Chairman – R10 000

Attendance per meeting – R7 500

Member – R7 500

Attendance per meeting – R5 000

Risk Management and Corporate Governance Committee

Chairman – R10 000

Attendance per meeting – R7 500

Member – R7 500

Attendance per meeting – R5 000

Nominations, Remuneration and Human Resources Committee

Chairman – R7 500

Attendance per meeting – R7 500

Member – R5 625

Attendance per meeting – R3 000

Subsidiary Boards: MTN International (Proprietary) Limited and Mobile Telephone Networks (Proprietary) Limited

Chairman – R10 000

Attendance per meeting – R7 500

Member – R7 500

Attendance per meeting – R5 000."

ORDINARY RESOLUTION NUMBER 4

"RESOLVED THAT, the Company be and is hereby authorised to extend the current 3 (three) year contract of service entered into between the Company and Mr P F Nhleko, by an additional period of 2 (two) years until July 2007.

ORDINARY RESOLUTION NUMBER 5

"RESOLVED THAT, the Company's Share Incentive Scheme be amended as follows:

1. the provisions of clause 1.2.13.2 be amended by the deletion of the words "the weighted average of the daily official list price (as defined in the listing requirements of the JSE)", and the words, "closing price", be inserted in their stead. Clause 1.2.13.2 shall read as follows :

   "the closing price of the shares on the JSE on the actual trading day, as determined by the trustees, or, if the trustees so elect, by a certificate issued by any stockbroker on the JSE; and"

2. the provisions of clause 1.2.34.1 be amended by the deletion of the clause reference "1.2.34.1", the deletion of the words "within the meaning of the Act; or" and the deletion of the provisions of clause 1.2.34.2 and 1.2.34.3 in their entirety. Clause 1.2.34 shall read as follows :

   "subsidiary" – means a company which is a subsidiary of the company;"

3. the provisions of clause 15.2.4 be amended by the deletion of the words "provided that the trustees may, in their discretion and subject to such terms and conditions as they may impose". Clause 15.2.4 shall read as follows:

   "shall be personal to and be capable of being accepted only by the offeree to whom it is addressed or capable of being exercised only by the person to whom the option is granted, as the case may be;"

4. the provisions of clauses 15.2.4.1 and 15.2.4.2 be deleted in their entirety;

5. the provisions of clause 18.5 be amended by the deletion thereof and the insertion of the following:

   "18.5 Subject to the provisions of this deed, the purchase price of scheme shares purchased by a beneficiary shall be payable in such manner and at such time or times as may be stipulated in the offer of the shares. However, notwithstanding anything to the contrary herein contained but subject to clause 27, the total purchase price shall be paid not later than 10 years after the offer date, but payment of the purchase price of any shares purchased as a result of an acceptance of an offer, excluding a scrip lending linked offer (and the consequential release of the shares in terms of clause 16.2) may not be effected before the lapse of the following respective periods, or such longer or shorter periods as the trustees may, in accordance with directions given to them by the directors, from time to time prescribe (calculated from the offer date):

   18.5.1 two years, in respect of not more than 20% of the total number of shares;

   18.5.2 three years, in respect of not more than 40% of the total number of shares;

   18.5.3 four years, in respect of not more than 70% of the total number of shares; and

   18.5.4 five years, in respect of the balance of such shares."

6. the provisions of clause 19.2 be amended by the deletion thereof and the insertion of the following:

   "19.2 Notwithstanding anything to the contrary:

   19.2.1 no options may be exercised prior to the second anniversary of the option date;

   19.2.2 not more than an aggregate of 20% of the total number of shares subject to the option may be exercised prior to the expiry of three years from the option date;

   19.2.3 not more than an aggregate of 40% of such shares may be exercised prior to the expiry of four years from the option date;

   19.2.4 not more than an aggregate of 70% of such shares may be exercised prior to the expiry of five years from the option date;

   19.2.5 any balance of such shares may only be exercised after the expiry of five years from the option date,

   unless the trustees, in accordance with the directions given to them by the directors, from time to time vary the vesting periods and the extent of the vesting in respect of any of the options."

Consequential amendments as a result of the aforesaid amendments and other amendments that do not require authority of the Company in general meeting are contained in copies of the Scheme document which are available for inspection at the Company's registered office during normal business hours up to the date of the annual general meeting and will also be made available at the annual general meeting for perusal by shareholders.

ORDINARY RESOLUTION NUMBER 6

"RESOLVED THAT, any one director of the Company be and is hereby authorised to do all such things as are necessary and to sign all such documents issued by the Company so as to give effect to special resolution number 1 and ordinary resolution numbers 1, 2, 3, 4, and 5."

VOTING

Each shareholder entitled to attend and vote at the above meeting is entitled to appoint one or more proxies (who need not be shareholders of the Company) to attend, speak and vote in his stead.

PROXIES

A form of proxy which sets out the relevant instructions for its completion, is attached for use by shareholders of the Company who wish to appoint a proxy. The instrument appointing a proxy and the authority, if any, under which it is signed must be received by the Company or its registrars at the addresses given below by not later than 11:00 on Thursday, 25 September 2003.

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares in "own name" registrations must lodge their completed proxy forms with the Company's registrars or at the registered office of the Company not later than 11:00 on Thursday, 25 September 2003.

All beneficial owners of shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have dematerialised their shares in "own name" registrations, and all beneficial owners of shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time and in accordance with the agreement between the beneficial owner, and the CSDP, broker or nominee (as the case may be) to allow the CSDP, broker or nominee to carry out the instructions and if applicable lodge the requisite voting instruction by not later than 11:00 on Thursday, 25 September 2003.

Should such beneficial owners, however, wish to attend the meeting in person, they may do so by requesting their CSDP, broker or nominee to issue them with an appropriate authority in terms of the agreement entered into between the beneficial owner, and the CSDP, broker or nominee (as the case may be) and if applicable, lodge the appropriate authority with the Company or its registrars at the address given below by not later than 11:00 on Thursday, 25 September 2003.

By order of the board



M M R Mackintosh
Company Secretary

4 September 2003

BUSINESS ADDRESS AND REGISTERED OFFICE

3 Alice Lane
Sandown Extension 38
(Private Bag 9955, Sandton, 2146)

SOUTH AFRICAN REGISTRARS

Computershare Investor Services Limited
Registration number 1958/003546/06
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

SHAREHOLDER COMMUNICATIONS CONSULTANTS

Georgeson Shareholder Communications (Proprietary) Limited
Registration number 2000/003204/07
SMG Building, 108 Johan Avenue, Sandton, 2196
(PO Box 652000, Benmore, 2010)
Toll free: 0800 202 360
Tel No: +27 11 775 3443

Voting and proxies

1. Every holder of shares present in person or by proxy at the meeting, or in the case of a body corporate represented at the meeting, shall be entitled to one vote on a show of hands and on a poll shall be entitled to one vote for every share held. Duly completed proxy forms or powers of attorney must be lodged with the Company's registrars or at the registered offices of the Company, not less than two business days before the time appointed for holding the meeting. As the meeting is to be held at 11:00 on Monday, 29 September 2003, proxy forms or powers of attorney must be lodged on or before 11:00 on Thursday, 25 September 2003. The names and addresses of the registrars are given on the back of the proxy forms as well as on page 124 of the annual report.
2. A shareholder (including a certificated shareholder or a dematerialised shareholder who holds his/her/its shares in "own name" registrations) entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her/its stead. A proxy does not have to be a shareholder of the Company. The appointment of a proxy will not preclude the shareholder who appointed that proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of such proxy. A form of proxy for use at the meeting is attached.
3. The attention of shareholders is directed to the additional notes relating to the form of proxy attached.
4. Dematerialised shareholders other than dematerialised shareholders who hold their shares in "own name" registrations, who wish to attend the annual general meeting have to contact their Central Securities Depository Participant ("CSDP") or broker who will furnish them with the necessary authority to attend the annual general meeting, or they have to instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and its CSDP or broker.

EXPLANATORY NOTES TO RESOLUTIONS FOR ANNUAL GENERAL MEETING

Receipt, consideration and adoption of the Group and Company annual financial statements for the year ended 31 March 2003

The directors have to present to shareholders at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 March 2003, together with the report of the auditors contained in this annual report.

Election of directors by a single resolution

The appointment of the directors standing for election or re-election at the annual general meeting may be taken by a single resolution provided a resolution to pass such resolution has first been passed unanimously. This is common corporate practice in South Africa.

Re-election of directors retiring at the annual general meeting

In terms of articles 84 and 85 of the Company's articles of association, one third of the directors who have been longest in office since their last election are required to retire at each annual general meeting and may offer themselves for re-election. Biographical details of the retiring directors offering themselves for re-election are given on page 114 of the annual report.

Confirmation of appointment as directors

Any person appointed by the board of directors to fill a casual vacancy on the board of directors, or as an addition thereto, holds office until the next annual general meeting in terms of the Company's articles of association, and is eligible for election at that meeting. Biographical details of Mr A F van Biljon and Ms S L Botha are given on page 115 of the annual report.

General authority for the Company and/or a subsidiary to acquire shares in the Company

and

Special resolution number 1

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary of the Company, authority, in terms of the Companies Act and the JSE listings requirements, to repurchase the Company's shares should it be in the interests of the Company at any time while the authority exists.

This general authority shall be valid until the earlier of the next annual general meeting of the Company, or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing the special resolution.

This resolution is required to be passed, on a show of hands, by not less than 75% of the number of shareholders of the Company entitled to vote on a show of hands, at the meeting who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the shareholders present in person or by proxy are entitled.

Placing of unissued ordinary shares under the control of the directors

and

Ordinary resolution number 1
In terms of sections 221 and 222 of the Companies Act, No 61 of 1973, as amended ("the Companies Act"), the shareholders of the Company have to approve the placement of the unissued shares under the control of the Directors.

The existing authority is due to expire at the forthcoming annual general meeting, unless renewed. The authority will be subject to the Companies Act and the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE").

The directors consider it advantageous to renew this authority to enable the Company to take advantage of any business opportunity that may arise in the future up to a maximum amount of 10% of the Company's issued share capital.

Waiving the pre-emptive rights to which shareholders may be entitled for the issue of shares for cash

and

Ordinary resolution number 2
The pre-emptive rights, to which shareholders may be entitled, in terms of the JSE listings requirements to participate in any future issues of new equity securities for cash which may be made by the Company, can be waived subject to certain conditions as set out in ordinary resolution number 2. The existing authority is due to expire at the forthcoming annual general meeting, unless renewed.

The directors consider it advantageous to renew this authority to enable the Company to take advantage of any business opportunity that may arise in the future. It also has to be noted that, in terms of the JSE listings requirements, ordinary resolution number 2 has to be passed by a 75% majority of shareholders present or represented by proxy and entitled to vote at the annual general meeting.

Remuneration of Directors

and

Ordinary resolution number 3
In terms of article 73(b) of the Company's articles of association, the directors shall be entitled to such remuneration as may be determined in general meeting. Full particulars of all fees and remuneration paid to directors for the year ended 31 March 2003 is set out in the Directors' Report on page 66 of the annual report.

Contract of service of Group Chief Executive Officer, Mr P F Nhleko

and

Ordinary resolution number 4
In accordance with the provisions of the contract of service entered into between Mr P F Nhleko and the Company, the 3 (three) year contract of service may only be extended by a further 2 (two) years with shareholder approval at this annual general meeting. In addition, in accordance with recommendations of the King Report on Corporate Governance, it is advisable for the Group Chief Executive Officer who is an Executive Director and whose term of service will exceed 3 (three) years, to have such term of service approved by the shareholders in general meeting.

The Board is of the view, that a longer term of employment is beneficial to the Group based on the need for an extended leaderhip at this stage of its development as the Group operates in a highly dynamic and specialised industry.

Amendments to the MTN Group Share Incentive Scheme

and

Ordinary resolution number 5
Clause 30 of the MTN Group Share Incentive Scheme **("the Scheme")**, provides as follows:

"30 **Amendments of this Deed**

This deed may be amended from time to time by the directors and the trustees, but:

30.1 the terms or conditions of allotment of any scheme or capitalisation shares or of any offer may not be altered without such consent on the part of the beneficiaries concerned (treated as a separate class) as would be required under the Company's articles of association for a variation or cancellation of the rights attached to those shares;

30.2 no amendment shall be made to the deed without the prior approval of the JSE, if so required in terms of the rules of the JSE;

30.3 no amendment in respect of the following matters shall operate unless such amendment has received the approval of the Company in general meeting:

30.3.1 the persons or categories of persons who may become participants under the scheme;

30.3.2 the voting, dividend, transfer and other rights (including those arising on the liquidation of the Company) attaching to scheme shares;

30.3.3 the maximum entitlement of participants;

30.3.4 the amount payable on acceptance, the basis for determining the purchase, subscription or option price of scheme shares, the purchase price or loan payment periods and terms, the procedures when a participant retires or his employment terminates;

30.3.5 the aggregate number of shares which may be utilised for the purpose of the scheme;

30.4 if it should become necessary or desirable by reason of the enactment of any new act or regulation at any time after the signing of this deed, to amend the provisions of this deed so as to preserve the substance of the provisions contained in this deed but to amend the form so as to achieve the objectives embodied in this deed in the best manner having regard to the new legislation and without prejudice to the beneficiaries concerned, the directors and trustees may, notwithstanding anything to the contrary contained in clauses 30.1 to 30.3, amend the deed accordingly."

The purpose of this ordinary resolution is to amend the scheme to:

1. amend the definition of "market value" so as to facilitate the calculation of the market value of shares and so as to accord with the new Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE");
2. amend the definition of "subsidiary" so as to bring it into line with the definition of an employee share scheme in terms of the provisions of section 144A of the Companies Act, No 61 of 1973, as amended ("the Companies Act");
3. to vary the periods before which payment of scheme shares may be paid (unless otherwise determined by the trustees in accordance with directions given by the directors) as follows:
   3.1 two years, in respect of not more than 20% of the total number of shares;
   3.2 three years, in respect of not more than 40% of the total number of shares;
   3.3 four years, in respect of not more than 70% of the total number of shares; and
   3.4 five years, in respect of the balance of such shares,
4. to vary the periods in respect of which options may be exercised (unless otherwise determined by the trustees in accordance with directions given by the directors) as follows:
   4.1 no options may be exercised prior to the second anniversary of the option date;
   4.2 not more than an aggregate of 20% of the total number of shares subject to the option may be exercised prior to the expiry of three years from the option date;
   4.3 not more than an aggregate of 40% of such shares may be exercised prior to the expiry of four years from the option date;
   4.4 not more than an aggregate of 70% of such shares may be exercised prior to the expiry of five years from the option date; and
   4.5 any balance of such shares may only be exercised after the expiry of five years from the option date,
5. to delete the provisions enabling the rights granted to a beneficiary in respect of any offer or option, to be ceded, so as to bring it in line with the provisions of section 144A of the Companies Act which provides that an employee share scheme must only be for the benefit of *bona fide* employees of the Company or its subsidiaries.

APPENDIX TO THE NOTICE OF ANNUAL GENERAL MEETING

Important notes about the annual general meeting ("AGM")

Date: Monday, 29 September 2003, at 11:00.

Venue: MTN Innovation Centre, 14th Avenue Campus, Fairlands, Gauteng.

Time: The AGM will start promptly at 11:00.

Shareholders wishing to attend are advised to be in the auditorium not later than 10:45. Staff will direct shareholders to the AGM. Refreshments will be served after the meeting.

Travel information: The map alongside indicates the location of the MTN Innovation Centre at 14th Avenue Campus.

Admission: Shareholders and others attending the AGM are asked to register at the registration desk in the auditorium reception area at the venue. Shareholders and proxies may be required to provide proof of identity.

Security: Secured parking is provided at the venue. Mobile telephones should be switched off for the duration of the proceedings.

PLEASE NOTE:

1. **Certificated shareholders and dematerialised shareholders who hold their shares in "own name" registrations**
   Shareholders wishing to attend the AGM have to ensure beforehand with the registrars of the Company that their shares are in fact registered in their names. Should this not be the case and the shares are registered in any other name or in the name of a nominee company, it is incumbent on shareholders attending the annual general meeting to make the necessary arrangements with that party to be able to attend and vote in their personal capacity. The proxy form contains detailed instructions in this regard.

2. **Enquiries**
   Any shareholders having difficulties or queries in regard to the AGM or the above are invited to contact the Company Secretary, Ms M Mackintosh, on +27 11 301 6000 or the Company's shareholder communications consultant, Georgeson Shareholder Communications, on 0800 202 360 or +27 11 775 3443 if calling from outside South Africa. Calls may be monitored for quality control purposes and customer safety.



North
Constantia Kloof
Constantia Park
Fairland Ext.3
Hendrik Potgieter
N1 Western Bypass
Golden Gate
MTN
Bayside
William Nicol North
Fourteenth Avenue
80 Roodepoort
14th Ave/M6
Floracliffe
Quellerina

ADMINISTRATION

DIRECTORATE
M C Ramaphosa *(Chairman)*
P F Nhleko* *(CEO)*
D D B Band
S L Botha*
I Charnley*
Z N A Cindi
R S Dabengwa*
P L Heinamann
S N Mabaso
R D Nisbet*
A F van Biljon
P L Zim*
J R D Modise (alternate)
L C Webb (alternate)
**Executive*

COMPANY SECRETARY
Ms M M R Mackintosh
3 Alice Lane, Sandown Extension 38, Sandton, 2196
Private Bag 9955, Sandton, 2146

REGISTERED OFFICE
3 Alice Lane, Sandown Extension 38, Sandton, 2196
American Depository Receipt (ADR) programme:
Cusip No. 55271U109 ADR to ordinary share 1:1
Depository:
The Bank of New York, 101 Barclay Street
New York NY 10286, USA

CONTACT DETAILS

Telephone:	National (011) 301 6000 International +27 11 301 6000
Telefax:	National (011) 301 6587 International +27 11 301 6587
E-mail:	investor_relations@mtn.co.za
Internet:	http://www.mtngroup.com

COMPANY REGISTRATION NUMBER
1994/009584/06
ISIN code: ZAE 0000 42164 Share code: MTN

OFFICE OF THE SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited
(Registration number 1958/003546/06)
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

SHAREHOLDER COMMUNICATIONS CONSULTANTS
Georgeson Shareholder Communications (Pty) Limited
(Registration number 2000/003204/07)
SMG Building, 108 Johan Avenue, Sandton, 2196
PO Box 652000, Benmore, 2010
Toll free 0800 202 360
Tel No +27 11 775 3443 (International)

JOINT AUDITORS
PricewaterhouseCoopers Inc
2 Eglin Road, Sunninghill, 2157
Private Bag X36, Sunninghill, 2157

Sizwe Ntsaluba VSP Inc
1 Woodmead Drive, Woodmead Estate
PO Box 2939, Saxonwold, 2132

SPONSOR
Merrill Lynch South Africa (Pty) Limited
(Registration number 1995/001805/07)
(Registered sponsor and member of the
JSE Securities Exchange South Africa)
138 West Street, Sandown, Sandton, 2196
PO Box 5591, Johannesburg, 2000

ATTORNEYS
Webber Wentzel Bowens
10 Fricker Road, Illovo Boulevard, Sandton, 2196
PO Box 61771, Marshalltown, 2107

SHARECARE LINE

MTN Group has appointed Georgeson Shareholder Communications (Proprietary) Limited as shareholder communication consultants who have established a MTN ShareCare Line. Shareholders are encouraged to make use of the toll free ShareCare Line for assistance in completing proxy forms and with any other queries.

MTN SHARECARE LINE ON
0800 202 360
or +27 11 775-3443
if calling from outside SA

Georgeson Shareholder

Please note that your call will be recorded for customer safety.

SHAREHOLDERS' DIARY

Annual general meeting		29 September 2003
REPORTS		
Preliminary announcement of annual financial results	Published	19 June 2003
Annual financial statement	Posted	September 2003
Interim for half year to September 2003		November 2003

Please note that these dates are subject to alteration

FORM OF PROXY

ONLY FOR USE BY REGISTERED MEMBERS

MTN GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1994/009584/06)
("MTN Group" or "the Company")

For use at the annual general meeting to be held on Monday, 29 September 2003, at 14th Avenue Campus, Fairlands, Gauteng.

A member entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, vote and speak in his/her/its stead at the annual general meeting. A proxy need not be a member of the Company.

I/We.. (name in block letters)

being a member of the Company, and entitled to .... votes, do hereby

appoint .... of..

or failing him/her .... of..

.... or, failing him/her, the chairman of the annual general meeting, as my/our proxy to represent me/us at the annual general meeting, which will be held at 14th Avenue Campus, Fairlands, Gauteng, for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued share capital of the Company registered in my/our name (see note 2 overleaf), as follows:

Ordinary business	**For**	**Against**	**Abstain**
1. The adoption of the Group annual financial statements for the year ended 31 March 2003			
2. The appointment of directors referred to below by single resolution			
3. *The re-election of the following directors:*			
3.1 D D B Band			
3.2 R S Dabengwa			
3.3 P L Heinamann			
3.4 R D Nisbet			
4. The election of the following directors:			
4.1 A F van Biljon			
4.2 S L Botha			
Special business			
5. Special resolution number 1 To approve a general authority for the Company and/or a subsidiary to acquire shares in the Company			
6. Ordinary resolutions 6.1 Ordinary resolution number 1 To authorise the directors to allot and issue the unissued ordinary shares of 0,01 cent each up to 10% of issued share capital			
6.2 Ordinary resolution number 2 To waive pre-emptive rights to which shareholders may be entitled for the issue of equity securities for cash			
6.3 Ordinary resolution number 3 To approve directors' and committee members' annual remuneration effective for the year ending 31 March 2004			
6.4 Ordinary resolution number 4 To authorise the extension of the duration of the contract of service of Mr P F Nhleko from 3 (three) years to 5 (five) years terminating in July 2007			
6.5 Ordinary resolution number 5 To amend the Company's Share Incentive Scheme as indicated			
6.6 Ordinary resolution number 6 To authorise a Company director to implement the special and ordinary resolutions			

and generally to act as my/our proxy at the said annual general meeting. (Indicate with an "X" or the relevant number of votes, in the applicable space, how you wish your votes to be cast. If no directions are given, the proxy holder will be entitled to vote or to abstain from voting as that proxy holder deems fit.)

Signed at .... on 2003

Signature of member(s) .... Assisted by (where applicable) ....

Please read the notes on the reverse side hereof.

NOTES TO PROXY

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting "the chairman of the annual general meeting", but any such deletion or insertion must be initialled by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on the proxy form and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairman of the annual general meeting.

2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of votes exercisable by that shareholder in the appropriate box provided. An "X" in the appropriate box indicates the maximum number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded, may not exceed the maximum number of votes exercisable by the shareholder or by his/her proxy.

3. To be effective, completed proxy forms must be lodged with the Company's South African registrars in Johannesburg not less than two business days before the time appointed for the holding of the annual general meeting. As the meeting is to be held at 11:00 on Monday, 29 September 2003, proxy forms must be lodged on or before 11:00 on Thursday, 25 September 2003.

4. The completion and lodging of this proxy form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat instead of any proxy appointed in terms hereof.

5. The chairman of the annual general meeting may reject or accept any proxy form which is completed and/or received other than in compliance with these notes.

6. Any alteration to this proxy form, other than a deletion of alternatives, must be initialled by the signatories.

7. Documentary evidence establishing the authority of a person signing this proxy form in a representative or other legal capacity must be attached to this proxy form unless previously recorded by the Company or the registrars or waived by the chairman of the annual general meeting.

8. Where there are joint holders of shares:

   8.1 any one holder may sign the proxy form; and

   8.2 the vote of the senior shareholder (for that purpose seniority will be determined by the order in which the names of the shareholders appear in the Company's register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholders.

OFFICE OF THE SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

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